Form 20-F
period 2025-03-31
BrilliA Inc
filed 2025-07-22
CIK 2000230

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES
EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 001-42410

BrilliA Inc

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

220 Orchard Road
Unit 05-01, Midpoint Orchard
Singapore 238852

(Address of principal executive offices)

Koh Wah Seng Philip

Tel: +65 6235 3388

philip.koh@brilliaincorporated.com

220 Orchard Road
Unit 05-01, Midpoint Orchard
Singapore 238852

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, US$0.00005	BRIA	NYSE American

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 25,000,000 Class A Ordinary Shares issued and outstanding as of March 31, 2025.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Non-accelerated filer	☒
Accelerated filer	☐	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only the term:

“Amended and Restated Articles of Association” means the amended and restated articles of association of our Company adopted on August 8, 2024, as amended from time to time. A copy of the Amended and Restated Memorandum of Association and the Amended and Restated Articles of Association are filed as Exhibit 3.1 to our Registration Statement of which this annual report forms a part.

“Amended and Restated Memorandum and Articles of Association” means our Amended and Restated Memorandum of Association and our Amended and Restated Articles of Association.

“Amended and Restated Memorandum of Association” means the amended and restated memorandum of association of our Company adopted on August 8, 2024 and as supplemented, amended or otherwise modified from time to time.

“ASEAN” means Association of Southeast Asian Nations, including Brunei Darussalam, Burma, Cambodia, Indonesia, Laos, Malaysia, Philippines, Singapore, Thailand, and Vietnam.

“Business Day” means a day (other than a Saturday, Sunday or public holiday in the U.S.) on which licensed in the U.S. are generally open for normal business to the public.

“Bra Pro” or “BP” means Bra Pro Limited, a company incorporated in the BVI on December 14, 2011.

“BrilliA” means BrilliA Inc, an exempted company incorporated in the Cayman Islands on July 14, 2023.

“BrilliA Singapore” means BrilliA Holdings (Singapore) Pte. Ltd., a limited liability company incorporated in Singapore on December 5, 2023.

“BVI” means the British Virgin Islands.

“BVI Companies Act” means the BVI Companies Act, 2004 (as amended).

“Class A Shares” means a class of shares of the Company with a par value of $0.00005 and entitled to one (1) vote per share.

“Class B Shares” means a class of shares of the Company with a par value of $0.00005 and entitled to twenty (20) votes per share.

“Company” or “our Company” means BrilliA Inc, an exempted company incorporated in the Cayman Islands on July 14, 2023 under the Companies Act.

“Companies Act” means the Companies Act (as amended) of the Cayman Islands.

“COVID-19” means the Coronavirus Disease 2019.

“Directors” means the directors of our Company as at the date of this annual report, unless otherwise stated.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Executive Directors” means the executive Directors of our Company as at the date of this annual report, unless otherwise stated.

“Executive Officers” means the executive officers of our Company as at the date of this annual report, unless otherwise stated.

“Group,” “our Group,” “we,” “us,” or “our” means our Company and its subsidiaries or any of them, or where the context so requires, in respect of the period before our Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of our Company at the relevant time or the businesses which have since been acquired or carried on by them or as the case may be their predecessors.

“IDR” or “Rupiah” means Indonesian Rupiah, the lawful currency of Indonesia.

“Independent Directors” means the independent non-executive Directors of our Company as at the date of this annual report, unless otherwise stated.

“Indonesian Operating Subsidiary” means MAP.

“Independent Third Party” means a person or company who or which is independent of and is not a 5% owner of, does not control and is not controlled by or under common control with any 5% owner and is not the spouse or descendant (by birth or adoption) of any 5% owner of the Company.

“MAP” means PT Mirae Asia Pasifik, a company incorporated in the Indonesia on December 8, 2015.

“Mr. Salim” means Mr. Salim Podiono, our Director and shareholder of our Company.

“Mr. Kendrew” means Mr. Kendrew Hartanto, our Chief Executive Officer.

“North America” means the United States of America and Canada.

“Ordinary Shares” means Class A Shares and Class B Shares.

“PRC” means The People’s Republic of China.

“SEC” or “Securities and Exchange Commission” means the United States Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“US$” “$” or “USD” or “United States Dollars” means United States dollar(s), the lawful currency of the United States of America.

BrilliA Inc is a holding company that is incorporated in the Cayman Islands. As a holding company with no operations, we conduct all of our operations through our subsidiaries in the BVI and Indonesia. Our reporting currency is the U.S. Dollar. This annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, income statement accounts are translated at average rates of exchange for the year and equity is translated at historical exchange rates. Any translation gains or losses are recorded in foreign currency translation reserve. Gains or losses resulting from foreign currency transactions are included in net income. This annual report contains translations of certain Indonesian Rupiah (IDR) into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

	March 31,
US$ Exchange Rate	2025	2024	2023
At the end of the year - IDR	IDR16,588 to $1.00	IDR15,853 to $1.00	IDR15,062 to $1.00
Average rate for the year - IDR	IDR16,069 to $1.00	IDR15,386 to $1.00	IDR15,101 to $1.00

We obtained the industry and market data used in this annual report or any document incorporated by reference from industry publications, research, surveys and studies conducted by third parties and our own internal estimates based on our management’s knowledge and experience in the markets in which we operate. We did not, directly or indirectly, sponsor or participate in the publication of such materials, and these materials are not incorporated in this annual report other than to the extent specifically cited in this annual report. We have sought to provide current information in this annual report and believe that the statistics provided in this annual report remain up-to-date and reliable, and these materials are not incorporated in this annual report other than to the extent specifically cited in this annual report.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this annual report. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	introduction of new product and service offerings;

●	expected changes in our revenues, costs or expenditures;

●	our expectations regarding the demand for and market acceptance of our products and services;

●	expected growth of our customers, including consolidated account customers;

●	competition in our industry;

●	government policies and regulations relating to our industry;

●	the length and severity of the recent COVID-19 outbreak and its impact on our business and industry

●	any recurrence of the COVID-19 pandemic and scope of related government orders and restrictions and the extent of the impact of the COVID-19 pandemic on the global economy;

●	other factors that may affect our financial condition, liquidity and results of operations; and

●	other risk factors discussed under “Item 3. Key Information - 3.D. Risk Factors.”

We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this annual report, whether as a result of new information, future events, changes in assumptions, or otherwise.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable for annual reports on Form 20-F.

Item 2. Offer Statistics and Expected Timetable

Not applicable for annual reports on Form 20-F.

Item 3. Key Information

3.A. Reserved

3.B. Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

3.D. Risk Factors

Risk Factor Summary

You should carefully consider all of the information in this annual report before making an investment in our Ordinary Shares. Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings. Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks related to Our Business and Industry:

●	We are dependent on our customers, and failure to successfully provide stylish and quality products to our customers may materially and adversely affect our business and results of operations.

●	There could be a potential conflict of interest between our controlling shareholder Mr. Salim and our Company in the future with respect to the license of DIANA brand.

●	Launching the DIANA brand raises risks such as an erosion of trust and reputation with our customers, conflicts of interest with our customers, market fragmentation leading to reduced margins, customer alienation, and innovation stagnation.

●	Our business is subject to supply chain interruptions.

●	We are dependent on third-party manufacturers and raw material suppliers for our lingerie and other apparel products.

●	Bra Pro historically has had substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenues.

●	Any significant damage to our primary facility could have a material adverse effect on our results of operations.

●	We rely on our ability to design in response to changes our consumers’ preference in a timely manner.

●	Our Company may be unable to successfully implement our business objectives and our expansion plans may not be successful.

●	Our success depends upon our key management personnel.

●	If we are unable to maintain and protect our intellectual property, or if third parties assert that we infringe on their intellectual property rights, our business could suffer.

●	Our business and operations may be affected by our ability to enter into or renew the existing license agreement for the DIANA Brand.

●	Our adversely affected in the event of a re-occurrence of an outbreak of COVID-19 or of another pandemic of similar scale to COVID19.

●	We are exposed to risks arising from fluctuations of foreign currency exchange rates.

●	Our business operations may be subject to seasonality.

●	The effect and impact of the recently enacted Omnibus Law on job creation in Indonesia are not immediately known and subject to ongoing review.

●	Current political and social events in Indonesia may adversely affect our business.

●	Deterioration of political, economic and security conditions in Indonesia may adversely affect our operations and financial results.

●	Terrorist activities in Indonesia could destabilize Indonesia, which would adversely affect our business, financial condition and results of operations, and the market price of our securities.

●	Fluctuations in the value of the Indonesian Rupiah may materially and adversely affect us.

●	Indonesia is vulnerable to natural disasters and events beyond our control, which could adversely affect our business and operating results.

●	We may be affected by uncertainty in the balance of power between local governments and the central government in Indonesia.

●	Changes in U.S. trade policy, including the imposition of additional tariffs, may adversely affect our cost structure and competitive position.

Risks related to Our Securities:

●	We may not maintain the listing of our Class A Shares on NYSE American which could limit investors’ ability to make transactions in our Class A Shares and subject us to additional trading restrictions.

●	The trading price of our Class A Shares may be volatile, which could result in substantial losses to investors.

●	We may experience extreme stock price volatility, including any stock-run up, unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Shares.

●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Class A Shares, the market price for our Class A Shares and trading volume could decline.

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A Shares for a return on your investment.

●	The sale or availability for sale of substantial amounts of our Class A Shares could adversely affect their market price.

●	Short selling may drive down the market price of our Class A Shares.

●	If we are classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences.

●	As a company incorporated in the Cayman Islands, we have adopted certain home country practices in relation to corporate governance matters that differ significantly from NYSE American Company guide, These practices may afford less protection to shareholders than they would enjoy if we complied fully with NYSE American corporate governance listing standards.

●	Our controlling shareholder has substantial influence over the Company. Its interests may not be aligned with the interests of our other shareholders, and it could prevent or cause a change of control or other transactions.

●	Our controlling shareholder may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

●	As a “controlled company” under the rules of NYSE American, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

●	We are a foreign private issuer within the meaning of the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

●	Our management team lacks experience in managing a U.S.-listed public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial conditions and results of operations.

●	We have incurred significantly increased costs and devote substantial management time as a result of the listing of our Class A Shares on the NYSE American.

●	If we fail to maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Class A Shares may be materially and adversely affected.

●	Certain judgments obtained against us or our auditor by our shareholders may not be enforceable.

●	Further issuances of Class B Shares may result in a dilution of the percentage ownership of the existing holders of Class A Shares as a total proportion of Ordinary Shares in the Company.

●	Our Company intends to grant employee share options and other share-based awards in the future. Our Company will recognize any share-based compensation expenses in our statements of comprehensive loss. Any additional grant of employee share options and other share-based awards in the future may have a material adverse effect on our results of operation.

Risks Related to our Business and Industry

We are dependent on our customers, and failure to successfully provide stylish and quality products to Bra Pro’s customers may materially and adversely affect our business and results of operations.

Providing stylish yet practical designs is a key factor in our customer’s purchasing decisions for brassiere. We are dedicated to consistently offering its customers products that are both stylish and of high quality. We derive a substantial portion of its revenues from sales of its brassiere in North America, and its success depends on our customer’s perception and acceptance of its products. If we are unable to successfully promote and maintain its customer relationships, our business and the results of operations may be materially and adversely affected. Any negative publicity or disputes in Hong Kong, North America or Indonesia regarding our Company and our management could materially and adversely affect our customer’s perception of our products which in turn could materially and adversely affect our business and results of operations.

There could be a potential conflict of interest between our controlling shareholder Mr. Salim and our Company in the future with respect to the license of DIANA brand.

With respect to the DIANA brand, there could be a potential conflict of interest between our controlling shareholder Mr. Salim and our Company in the future. As disclosed in the related party transactions section, the DIANA brand is licensed by MAP from PT Diana Mode Indonesia. Our controlling shareholder, Mr. Salim has a 25% beneficial interest in PT Diana Mode Indonesia, with his siblings Halim Podiono Taslim Podiono, and Nursalim Podiono each holding a 25% beneficial interest in PT Diana Mode Indonesia. Nursalim Podiono is also a shareholder of the Company. Mr. Salim is currently minimally involved in the day-to-day management and operations of the Company. Nonetheless, because of his extensive experience in the lingerie industry as the previous chief executive officer, the current management of the Company still looks to Mr. Salim for advice regarding the strategic direction of the Company and Mr. Salim consequently retains substantial influence with the current management of the Company. Post offering, Mr. Salim will perform supervisory duties through his role as the chairman of the board of directors and executive director of the Company. Therefore, after the expiry of the existing licensing agreement, Mr. Salim, by virtue of his influence and controlling interest in the Company, may cause MAP to renew the existing licensing agreement on unfavorable terms or impair MAP’s ability to effectively exercise its contractual rights in the licensing agreement should there be a breach of these terms. Furthermore, due to his beneficial interest in PT Diana Mode Indonesia, Mr. Salim and Mr. Nursalim by virtue of their beneficial interest in PT Diana Mode Indonesia, will stand to benefit indirectly from the successful enhancement of the DIANA brand’s value. This improvement will not only increase the value of his indirect ownership in the DIANA brand through PT Diana Mode but also enhance PT Diana Mode’s capacity to negotiate higher licensing fees with the Company. Therefore, we cannot assure you that when conflicts of interest arise that Mr. Salim will act in the best interests of our Company, or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between Mr. Salim and our Company. If we cannot resolve any conflict of interest or dispute between us and Mr. Salim, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Launching the DIANA Brand raises risks such as an erosion of trust and reputation with our customers, conflicts of interest with our customers, market fragmentation leading to reduced margins, customer alienation, and innovation stagnation.

●	Conflict of Interest between developing our Diana brand and servicing Bra Pro’s existing customers. Participation in direct competition with our existing customers could create a conflict of interest. We could prioritize the success of the DIANA brand above the interests of Bra Pro’s established customers, potentially leading to outcomes that are suboptimal for our existing customers, and eroding the trust Bra Pro has fostered with our customers over the years. Further, this conflict of interest could render us less receptive to valuable customer feedback. This erosion of trust may also impede our capacity for innovation and hinder our ability to promptly adapt to the evolving needs and preferences of Bra Pro’s customers.

●	Market Fragmentation: The introduction of the DIANA brand into the markets where Bra Pro’s customers also operate in may contribute to heightened levels of competition between us and Bra Pro’s customers, consequently fostering market fragmentation and diminished profit margins, and disrupt the overall stability of the market environment.

●	Customer Alienation: The launch of the DIANA brand carries the potential to encourage a migration of Bra Pro’s customers towards alternative options or competing entities that do not present a direct competitive threat. Such a scenario may result in the alienation of a segment of Bra Pro’s customer base, thereby impacting the Company’s market share and revenue streams.

Our business is subject to supply chain interruptions.

Bra Pro, through MAP, works with third-party suppliers for the manufacturing of the lingerie and other apparel products. These third-party suppliers in turn import, export, and transport many of the raw materials such as textile or foam pads from suppliers in PRC and Indonesia. The factors that can adversely affect Bra Pro’s operations include, but are not limited to:

●	interruptions to Bra Pro’s third-party suppliers delivery capabilities;

●	failure of third-party manufacturers to meet MAP’s quality control standards;

●	increasing transportation costs, shipping constraint or other factors that could impact cost, such as having to find more expensive service providers which may or may not be readily available; and

●	the COVID-19 and disruptions as a result of efforts to control or mitigate the pandemic (such as facility closures, governmental orders, outbreaks and/or transportation capacity).

As Bra Pro relies on diverse range of third-party suppliers, Bra Pro’s results of operations and capital resources have not been materially impacted by any supply chain interruptions to Bra Pro during the financial years ended March 31, 2024 and 2025. However, any increased costs from delays, cancellations, and insurance, or disruption to, or inefficiency in, the supply chain network of Bra Pro’s third-party service providers, whether due to geopolitical conflicts, COVID-19, outbreaks, or other factors, could affect our revenue and profitability.

Since the Covid-19 pandemic, Bra Pro’s third-party suppliers have begun further diversifying the sourcing of materials and accessories from alternative sources in Thailand, Taiwan, and Vietnam, as a safety measure in case of another pandemic or other natural disasters.

We are dependent on third-party contract manufacturers and raw material suppliers for the manufacturing of our lingerie and other apparel products.

We do not enter into any long-term contracts with third-party manufacturers. Instead, we engage them on a case-by-case basis depending on our needs and requirements. There is no assurance that all or any of our third-party suppliers will continue to produce its lingerie and apparel products for our Company of the desired quality and quantity, in a timely manner and on terms commercially acceptable to our Company. Since we do not manufacture or produce any of our own lingerie and apparel products, we are entirely reliant on third-party suppliers’ product, and any disruption to our third-party suppliers’ production may inevitably have an impact on their ability to produce the lingerie and apparel products in line with our requirements. If any of our third-party suppliers terminate its business relationship with us or if there were changes to the current business arrangements, we may be unable to source comparable alternative third-party manufacturers in a timely manner or on terms commercially acceptable to us. Any of the above may result in production delay which would adversely affect our ability to fulfil customer’s demand and in turn adversely affect our sales and profitability.

Further, as we have not entered into any long-term contract with any third-party raw material suppliers, the terms of services provided by them may also be susceptible to fluctuations with regard to pricing, timing and quality. Any increase in these factors may be passed on to us, might not be able to pass on all or any of the increase in costs to our customers, which may have material adverse effect on our financial performance.

Bra Pro historically has had substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenues.

Bra Pro’s top three customers accounted for 78.74% and 89.83% of revenues for the year ended March 31, 2025 and 2024 respectively. Bra Pro does not have long-term agreements with any of Bra Pro’s top three customers and their purchases are made on an order-by-order basis. Bra Pro’s business with its customers has been, and will likely continue to be, conducted based on the actual orders received from time to time. Bra Pro’s customers are not obligated in any way to continue placing orders with Bra Pro at the same or increasing levels, or at all. Bra Pro’s customers’ level of demand for Bra Pro’s products may fluctuate significantly from period to period. Such fluctuation is attributable mainly to changes in customer demand, including their business strategies, operational needs, product portfolio and interpretation of fashion trends. The loss of Bra Pro’s principal customer, or if Bra Pro is unable to attract new customers or if Bra Pro’s existing customers decrease their spending on the products Bra Pro offer, fail to make repeat purchases of Bra Pro’s products, will harm Bra Pro’s business, financial condition, results of operations, and growth prospects.

Any significant damage to our primary facility could have a material adverse effect on our results of operations.

We have one primary facility located in Jakarta Utara, Indonesia, in which we accommodate the primary departments including human resources, merchandising, finance, and the showroom for presenting our sample products to our customers, as well as housing essential facilities such as MAP’s customizable dummy prototypes utilized in brassiere design, technical drawing resources, quality control operations, wash lab facilities, and lab dip procedures of our brassieres. Power failures or disruptions, the breakdown, failure or substandard performance of equipment, and the destruction of buildings and other facilities due to fire or natural disasters such as flood, droughts or earthquakes would severely affect our ability to continue its operations. In the event of such disruptions, we may not be able to find suitable alternatives on a timely basis and at reasonable cost, which could have a material adverse effect on our business and results of operations.

We rely on our ability to design in response to changes in our consumers’ preference in a timely manner.

Our success is, to a significant extent, likely attributable to the ability of MAP’s design and product development teams to understand the brassiere and other clothing apparel markets and to design desirable products which are responsive and that keeps abreast with the changes in consumers’ preference. Due to the highly subjective nature of the apparels market and the rapid change in trends for brassiere and clothing apparel, MAP and Bra Pro may be unable to capture or predict the future fashion or color trend and continue to develop appealing designs for Bra Pro’s customers. If we fail to (i) capture, predict or respond timely to customers’ preference; or (ii) introduce appealing and commercially viable apparel designs in a timely manner, our business and results of operations may be adversely affected.

Our Company may be unable to successfully implement our business objectives and expansion plans may not be successful.

Our Company’s business objectives are accomplished by implementing various future business plans. Our future success likely depends on MAP’s ability to continually expand MAP’s base of third party manufacturers and broaden MAP’s product offerings. However, such expansion plan is formulated based on assumptions as to the occurrence of certain future events, which may or may not materialize, and thus it is subject to a series of uncertainties and risks, including but not limited to:

●	lack of sufficient capital financing and potential ongoing financial obligations;

●	failure to achieve the intended level of profitability;

●	delays or difficulties in securing suitable new third-party manufacturers; and

●	diversion of resources and management attention.

As such, there is no assurance that our expansion plans will materialize within the planned time frame, or at all, or that MAP and Bra Pro’s business objectives will be fully or partially accomplished. In the event that MAP and Bra Pro’s fail to accomplish their expansion plan or to do so in a timely manner, MAP and Bra Pro may not be able to achieve their planned future business growth and their operating results may be adversely affected.

Furthermore, in the realm of developing and marketing the DIANA-branded products, factors such as market acceptance, competition within the lingerie industry, and potential disruptions in the supply chain pose significant risks to us. Additionally providing a seamless user experience come with technology risks. As our Company venture into new markets, we must navigate regulatory compliance, and maintain brand consistency across the various sales channels . If our Company is unable to generate sufficient revenue from the business or their financial needs are larger than expected, our Company may need to raise funds from debt or equity financing means. Alternatively, we may need to make certain modifications to our current intended use of proceeds, which could have an adverse effect on their operations and future profitability.

Our Company also face the risk that their existing management staff, design and development capabilities, and internal control systems and other systems and procedures may be inadequate to support their expansion plan. If our Company fails to continue to improve their infrastructure, management or operational systems required to support our expansion plan, they may be unable to achieve our expansion objectives, and our business operations may be seriously harmed. Furthermore, their investment in other garment segments introduces diversification risks and requires careful resource allocation between the lingerie and other segments to capitalize on emerging opportunities effectively.

Our success depends upon our key management personnel.

Our Directors believe that our success depends, to a significant extent, on the capability, expertise and continued services of key members of our management team, including our executive Directors and other members of our management who have operational experience in our business. In particular, we rely on Mr. Kendrew, our Chief Executive Officer, who has approximately 30 years of experience in the lingerie and apparel industries. If we were to lose the services of Mr. Kendrew or any key member of our management team without a suitable replacement or were unable to attract new qualified members with suitable experience to join our management team as we continue to grow, the implementation of our business strategies may be affected, which could materially and adversely affect our business, results of operations and prospects.

We also rely on our employees, including experienced design and product development, sales and procurement personnel, for our daily operations and business expansion. We cannot assure you that we will be able to continue to attract and retain sufficiently skilled and experienced employees in the future. If we fail to recruit, retain, or train skilled employees, our business, results of operations and prospects could be materially and adversely affected.

If we are unable to maintain and protect our intellectual property, or if third parties assert that we infringe on their intellectual property rights, our business could suffer.

Our business depends, in part, on our ability to identify and protect proprietary information and other intellectual property such as MAP’s product designs. We rely on trade secrets, confidentiality policies, non-disclosure and other contractual arrangements and trademark laws to protect our intellectual property rights. However, we may not adequately protect these rights, and their disclosure to, or use by, third parties may harm our competitive position. Our inability to detect unauthorized use of, or to take appropriate or timely steps to enforce, MAP’s intellectual property rights may harm our business. Also, third parties may claim that Bra Pro or MAP’s business operations infringe on their intellectual property rights. These claims may harm our reputation, be a financial burden to defend, distract the attention of our management and prevent Bra Pro or MAP from offering some services. Intellectual property is increasingly stored or carried on mobile devices, such as laptop computers, which increases the risk of inadvertent disclosure if the mobile devices are lost or stolen, and the information has not been adequately safeguarded or encrypted. This also makes it easier for someone with access to Bra Pro or MAP’s systems, or someone who gains unauthorized access, to steal information and use it to our disadvantage.

Our business and operations may be affected by our ability to enter into or renew the existing license agreement for the DIANA Brand.

One of our key expansion initiatives would be to develop the DIANA brand of lingerie licensed by MAP.  In the future, once the DIANA brand is further developed, we may need to renew the existing license agreement to achieve continued growth of our business. There can be no assurance that this licensing agreement can be obtained or renewed on acceptable terms, or at all from PT Diana Mode. Specifically, this reliance on a related party poses several material risks to us:

●	Financial Dependency on license agreement. If the DIANA license agreement is terminated, restricted, or not renewed, the Company will no longer be able to market and sell products under the DIANA brand. This could lead to a significant loss of anticipated revenues and could adversely affect our business operations and financial condition. While we are still in the process of implementing our developmental plans for the DIANA brand, and therefore the potential loss in revenue and other financial metrics cannot be directly quantifiable apart from the loss of the net offering proceeds, we anticipate that should such an event materializes, the Company would also have to face additional costs to negotiate a new license or develop as alternative brand, estimated to cost the Company a total sum comprising of 15% of the net offering proceeds and the licensing fee we incurred and will continue to incur in the licensing agreement with PT Diana Mode. Further, the Company would need to write off the investment made in developing and marketing the brand. This could amount to a loss of up to 15% of the net offering proceeds.

●	Accrual of benefits to Mr. Salim. Part of the benefits of developing and marketing the DIANA brand may accrue to Mr. Salim rather than the Company. If the license is terminated or restricted, Mr. Salim may retain the developed brand equity, resulting in a loss of investment for the Company and no return on the resources spent on the brand development of DIANA to the Company.

●	Impact on other lines of business. Investing a substantial portion of our resources in the DIANA brand might detract from our ability to invest in and develop other lines of business. If the DIANA brand does not perform as expected or the license is terminated, this could negatively affect our overall business strategy and future growth prospects. The loss of the DIANA brand could also disrupt our operations and require us to quickly pivot our strategy. Finding a new brand to develop or acquiring a different license could take significant time and resources, during which our market position and competitive advantage could weaken.

Further, any disputes with our licensing partner with respect to such agreements could narrow the scope of our rights to the relevant intellectual property, increase our obligations under such agreements or restrict our ability to develop and market the current product and service offerings. Any of these events could adversely impact MAP, and in turn our business, results of operations and financial conditions.

Our business and operations may be materially and adversely affected in the event of a re-occurrence of an outbreak of COVID-19 or of another pandemic of similar scale to COVID19.

The global pandemic outbreak of COVID-19 announced by the World Health Organization in early 2020 had disrupted MAP’s operations, and the operations of Bra Pro’s customers, Bra Pro’s suppliers and/or third-party contact manufacturers. During COVID-19, governments implemented policies which limit the mobility of the people, initiated social distancing and cutting the working hours in factories. There has also been a disruption in the supply chain due to limitation of vessels and aircrafts, manpower for the clearance, all of which resulted in a longer transportation lead time and impacted negatively on the freight cost and overall cost of goods sold. Disruption of supply chain planning had also resulted in panic buying and unusual higher demand in inventory level. If an outbreak of COVID-19 re-occurs or if Bra Pro’s customers, suppliers, and third-party contact manufacturers are forced to close down their businesses after prolonged disruptions to their operations, MAP may experience a delay or shortage of raw materials, supplies and/or services by our suppliers to execute the orders. In such event, MAP’s performance may be severely disrupted, which may have a material and adverse effect on Bra Pro’s business, financial condition, and results of operations. Therefore, our revenue and profitability in turn may also be materially affected if a reoccurrence of a COVID-19 outbreak or another pandemic materially affects the overall economic and market conditions in North America and the economic slowdown and/or negative business sentiment could potentially have an adverse impact on our business and operations.

We are exposed to risks arising from fluctuations of foreign currency exchange rates.

Our business is exposed to certain foreign currency exchange risks as our reporting currency is the United States dollar and our third-party contract manufacturers charges and supply chain operation cost is denominated in Indonesian Rupiah and United States dollar. To the extent that our Group’s sales and purchases and operating costs are not denominated in the same currency and to the extent that there are timing differences between invoicing and payment from our suppliers, we may be exposed to foreign currency exchange gains or losses arising from transactions in currencies other than our reporting currency.

Our business operations may be subject to seasonality.

Our results from operations are affected by seasonal fluctuations in demand for products by Bra Pro’s customers. We usually experience higher sales volume in the time leading in the summer. Moreover, sales of certain products are subject to seasonality by nature. For example, MAP’s summer collection of swimwear and strapless brasseries for the summer season. Accordingly, various aspects of Bra Pro and MAP’s operations, including sales, working capital and operating cashflow, are exposed to the risks associated with seasonal fluctuations in demand for MAP’s products pattern, and our half-year results may not reflect our full-year results.

The effect and impact of the recently enacted Omnibus Law on job creation in Indonesia are not immediately known and subject to ongoing review.

On November 2, 2020, the Government of Indonesia issued the Omnibus Law under Law Number 2 of 2022 regarding Job Creation, which aims to attract investment, create new jobs, and stimulate the economy by, among other things, simplifying the licensing process and harmonizing various laws and regulations, and making policy decisions faster for the central government to respond to global or other changes or challenges. The Omnibus Law amended more than 75 laws and has issued at least 51 implementing regulations making the Omnibus Law one of the most sweeping regulatory reform in Indonesian history.

Following Constitutional Court Decision No. 91/PUU-XVIII/2020 dated November 25, 2021, Indonesia further enacted Government Regulation in Lieu of Law Number 2 of 2022 regarding Job Creation. In 2023, this regulation was incorporated into Law under Law No. 6 of 2023, stipulating Government Regulation No. 2 of 2022 in lieu of Law No. 11 of 2020 regarding Job Creation.

The Omnibus Law introduces a number of new concepts, including a new risk-based assessment (i.e. low, medium and high risks) in issuing licenses for businesses, removes foreign ownership restrictions in various industries, simplifies environmental assessment requirements and licensing procedures, and provides a more flexible manpower regulations. Given the extensive breadth of changes introduced by the Omnibus Law and pending of its implementing regulations, there are still uncertainties on whether the implementing regulations will have any impact on MAP’s business and operation in Indonesia. Therefore, MAP is subject to the potential risk that compliance with the Omnibus Law and its implementing regulations may be challenging and may potentially distract our management, and may also require us to alter operations, which in turn could potentially impact our results of operations.

Current political and social events in Indonesia may adversely affect our business.

Since 1998, Indonesia has experienced a process of democratic change, resulting in political and social events that have highlighted the unpredictable nature of Indonesia’s changing political landscape. In 1999, Indonesia conducted its first free elections for representatives in parliament. In 2004, 2009, 2014, and 2019 elections were held in Indonesia to elect the President, Vice-President and representatives in parliament. Indonesia also has many political parties, without any one party holding a clear majority. Due to these factors, Indonesia has, from time to time, experienced political instability, as well as general social and civil unrest. For example, since 2000, thousands of Indonesians have participated in demonstrations in Jakarta and other Indonesian cities both for and against former presidents Abdurrahman Wahid, Megawati Soekarnoputri and Susilo Bambang Yudhoyono and current President Joko Widodo as well as in response to specific issues, including fuel subsidy reductions, privatization of state assets, anti-corruption measures, decentralization and provincial autonomy, and the American-led military campaigns in Afghanistan and Iraq. Although these demonstrations were generally peaceful, some turned violent. In February 2024, Indonesia held elections for the President, Vice President, and representatives in parliament. It is fair to expect that this may potentially cause policy changes in various sectors, including our operation in Indonesia.

Furthermore, separatist movements and clashes between religious and ethnic groups have also resulted in social and civil unrest in parts of Indonesia, such as Aceh in the past and in Papua currently, where there have been clashes between supporters of those separatist movements and the Indonesian military, including continued activity in Papua, by separatist rebels that has led to violent incidents. There have also been inter-ethnic conflicts, for example in Kalimantan, as well as inter-religious conflict such as in Maluku and Poso.

Furthermore, labor issues have gained prominence in Indonesia. In 2003, the government enacted a new labor law that offered enhanced protections for employees. Periodic attempts to diminish these protections have sparked public protests as workers reacted to unfavorable policies. Also, these protests have recently arisen due to regulations seen as detrimental to them under the Omnibus Law, which significantly amended the 2003 labor law.

As a result, there can be no assurance that social, political and civil disturbances will not occur in the future and on a wider scale, or that any such disturbances will not, directly or indirectly, materially and adversely affect MAP’s business, financial condition, results of operations and prospects.

Deterioration of political, economic and security conditions in Indonesia may adversely affect our operations and financial results.

Any major hostilities involving Indonesia, a substantial decline in the prevailing regional security situation or the interruption or curtailment of trade between Indonesia and its present trading partners could have a material adverse effect on MAP’s operations and, as a result, our financial results.

Prolonged and/or widespread regional conflict in the Southeast Asia could have the following results, among others:

●	capital market reassessment of risk and subsequent redeployment of capital to more stable areas making it more difficult for MAP to obtain financing for potential development projects;

●	security concerns in Indonesia, making it more difficult for MAP’s personnel or supplies to enter or exit the country;

●	security concerns leading to evacuation of MAP’s personnel; and

Loss of property and/or interruption of MAP and our business plans resulting from hostile acts could have a significant negative impact on our earnings and cash flow. In addition, we may not have enough insurance to cover any loss of property or other claims resulting from these risks.

Terrorist activities in Indonesia could destabilize Indonesia, which would adversely affect MAP and our business, financial condition and results of operations, and the market price of our securities.

There have been a number of terrorist incidents in Indonesia, including the May 2005 bombing in Central Sulawesi, the Bali bombings in October 2002 and October 2005 and the bombings at the JW Marriot and Ritz Carlton hotels in Jakarta in July 2009, which resulted in deaths and injuries. On January 14, 2016, several coordinated bombings and gun shootings occurred in Jalan Thamrin, a main thoroughfare in Jakarta, resulting in a number of deaths and injuries.

Although the Government has successfully countered some terrorist activities in recent years and arrested several of those suspected of being involved in these incidents, terrorist incidents may continue and, if serious or widespread, might have a material adverse effect on investment and confidence in, and the performance of, the Indonesian economy and may also have a material adverse effect on MAP and our business, financial condition, results of operations and prospects and the market price of our securities.

Fluctuations in the value of the Indonesian Rupiah may materially and adversely affect us.

Whilst our functional currency is the U.S. Dollar, depreciation and volatility of the Indonesian Rupiah could potentially affect MAP and in turn, our business. A sharp depreciation of Indonesian Rupiah may potentially create difficulties in purchasing imported goods and services which are critical for MAP’s operation. As shown during the Asian monetary crisis in 1998, imported goods became scarce as suppliers often chose to keep their stocks in anticipation of further deterioration of the Indonesian Rupiah.

In addition, while the Indonesian Rupiah has generally been freely convertible and transferable, from time to time, Bank Indonesia has intervened in the currency exchange markets in furtherance of its policies, either by selling Indonesian Rupiah or by using its foreign currency reserves to purchase Indonesian Rupiah. We can give no assurance that the current floating exchange rate policy of Bank Indonesia will not be modified or that the Government will take additional action to stabilize, maintain or increase the Indonesian Rupiah’s value, or that any of these actions, if taken, will be successful. Modification of the current floating exchange rate policy could result in significantly higher domestic interest rates, liquidity shortages, capital or exchange controls, or the withholding of additional financial assistance by multinational lenders. This could result in a reduction of economic activity, an economic recession or loan defaults, and as a result, MAP may also face difficulties in funding MAP’s capital expenditures and in implementing their business strategy. Any of the foregoing consequences could have a material adverse effect on our business, financial condition, results of operations and prospects.

Indonesia is vulnerable to natural disasters and events beyond our control, which could adversely affect our business and operating results.

Many parts of Indonesia, including areas where MAP and our third-party contract manufacturers operate, are prone to natural disasters such as floods, lightning strikes, cyclonic or tropical storms, earthquakes, volcanic eruptions, droughts, power outages and other events beyond MAP’s control. The Indonesian archipelago is one of the most volcanically active regions in the world as it is located in the convergence zone of three major lithospheric plates. It is subject to significant seismic activity that can lead to destructive earthquakes, tsunamis or tidal waves. Flash floods and more widespread flooding also occur regularly during the rainy season from November to April. Cities, especially Jakarta, are frequently subject to severe localized flooding which can result in major disruption and, occasionally, fatalities. Landslides regularly occur in rural areas during the wet season. From time to time, natural disasters have killed, affected or displaced large numbers of people and damaged our equipment. We cannot assure you that future natural disasters, such as the spread of the novel coronavirus, will not have a significant impact on MAP, us, or Indonesia or its economy. A significant earthquake, other geological disturbance or weather-related natural disaster in any of Indonesia’s more populated cities and financial centers could severely disrupt the Indonesian economy and undermine investor confidence, thereby materially and adversely affecting our business, financial condition, results of operations and prospects.

We may be affected by uncertainty in the balance of power between local governments and the central government in Indonesia.

Indonesian Law No. 25 of 1999 regarding Fiscal Decentralization and Law No. 22 of 1999 regarding Regional Autonomy were passed by the Indonesian parliament in 1999 and further implemented by Government Regulation No. 38 of 2007. Law No. 22 of 1999 was later revoked and replaced by the provisions on regional autonomy in Law No. 32 of 2004, amended by Law No. 8 of 2005 and Law No. 12 of 2008. Law No. 32 of 2004 and its amendments were eventually superseded by Law No. 23 of 2014 regarding Regional Autonomy as amended by Government Regulation in Lieu of Law No. 2 of 2014, Law No. 2 of 2015, and Law No. 9 of 2015. Simultaneously, Law No. 25 of 1999, which initially addressed fiscal balance between the central and regional governments, was replaced by Law No. 33 of 2004 regarding the Fiscal Balance between the Central and the Regional Governments. Finally, the most recent amendment came with Law No. 1 of 2022, which focuses on the financial relationship between the central government and local governments. Currently, there is uncertainty in respect of the balance between the local and the central governments and the procedures for renewing licenses and approvals and monitoring compliance with environmental regulations. In addition, some local authorities have sought to levy additional taxes or obtain other contributions. There can be no assurance that a balance between local governments and the central government will be effectively established or that our business, financial condition, results of operations and prospects will not be adversely affected by dual compliance obligations and further uncertainty as to legal authority to levy taxes or promulgate other regulations affecting our business.

Changes in U.S. trade policy, including the imposition of additional tariffs, may adversely affect our cost structure and competitive position.

The United States has, in recent years, adopted various trade measures that have resulted in increased tariffs on certain imported goods, including textiles and apparel. Future changes in U.S. trade policy, such as the imposition of additional or broader tariffs, modification of rules of origin, or other trade restrictions could increase the cost of goods sold or require us to adjust our supply chain. When such measures are implemented and applicable to our products, this could negatively affect our pricing competitiveness in the U.S. market, which constitutes a substantial portion of our revenue. Any such developments could, individually or in the aggregate, have a material adverse effect on our business, financial condition, or results of operations.

Risks Related to our Securities

We may not maintain the listing of our Class A Shares on the NYSE American which could limit investors’ ability to make transactions in our Class A Shares and subject us to additional trading restrictions.

To continue listing our shares on the NYSE American, we must maintain certain financial and share price levels and we may be unable to meet these requirements in the future. We cannot assure you that our shares will continue to be listed on the NYSE American in the future.

If the NYSE American delists our Class A Shares and we are unable to list our shares on another national securities exchange, we expect our shares could be quoted on an over-the-counter market in the United States. If this were to occur, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Class A Shares;

●	reduced liquidity for our Class A Shares;

●	a determination that our Class A Shares are “penny stock,” which will require brokers trading in our shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Shares;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

As long as our Class A Shares are listed on the NYSE American, U.S. federal law prevents or pre-empts the states from regulating their sale. However, the law does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar their sale. Further, if we were no longer listed on the NYSE American, we would be subject to regulations in each state in which we offer our shares.

The trading price of our Class A Shares may be volatile, which could result in substantial losses to investors.

The trading price of our Class A Shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in Indonesia have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our shares may be highly volatile for factors specific to our own operations, including the following:

●	fluctuations in our revenues, earnings and cash flow;

●	changes in financial estimates by securities analysts;

●	additions or departures of key personnel;

●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

●	potential litigation or regulatory investigations

Any of these factors may result in significant and sudden changes in the volume and price at which our shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We may experience extreme stock price volatility, including any stock-run up, unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Shares.

In addition to the risks addressed above, our Class A Shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. In particular, our Class A Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices, given that we currently have a relatively small public float. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects.

Holders of our Class A Shares may also be unable to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Shares. Furthermore, the potential extreme volatility may confuse the public investors of the value of our stock, distort the market perception of our stock price and our company’s financial performance and public image, negatively affect the long-term liquidity of our Class A Shares, regardless of our actual or expected operating performance. If we encounter such volatility, including any rapid stock price increases and declines seemingly unrelated to our actual or expected operating performance and financial condition or prospects, it will likely make it difficult and confusing for prospective investors to assess the rapidly changing value of our Class A Shares and understand the value thereof.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Class A Shares, the market price for our Class A Shares and trading volume could decline.

The trading market for our shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts downgrade our shares, the market price for our shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume of our shares to decline.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A Shares for a return on your investment.

We currently intend to retain all of our available funds and any future earnings after the IPO to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our shares as a source for any future dividend income. Our board of Directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Indonesia, Cayman Islands and BVI laws, as the case may be. Even if our board of Directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors as determined by our board of Directors. Accordingly, the return on your investment in our Class A Shares will likely depend entirely upon any future price appreciation of our Class A Shares. There is no guarantee that our Class A Shares will appreciate in value or even maintain the price at which you purchased our shares. You may not realize a return on your investment in our shares and you may even lose your entire investment.

The sale or availability for sale of substantial amounts of our Class A Shares could adversely affect their market price.

Sales of substantial amounts of our Class A Shares in the public market, or the perception that these sales could occur could adversely affect the market price of our shares and could materially impair our ability to raise capital through equity offerings in the future. There are 25,000,000 Class A Shares outstanding as of the date of this annual report. We cannot predict what effect, if any, the availability of these securities for future sale will have on the market price of our shares.

Short selling may drive down the market price of our Class A Shares.

Short selling is the practice of selling shares that the seller does not own but rather has borrowed from a third party with the intention of buying identical shares back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the shares between the sale of the borrowed shares and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the shares to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling the shares short. These short attacks have, in the past, led to the selling of shares in the market. If we were to become the subject of any unfavorable publicity, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

If we are classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences.

We are a non-U.S. corporation and, as such, we are classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either:

●	At least 75% of our gross income for the year is passive income; or

●	The average percentage of our assets (determined at the end of each quarter) during the taxable year that produce passive income or that are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our securities, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our Class A Shares, fluctuations in the market price of our Class A Shares may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from NYSE American corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with NYSE American corporate governance listing standards.

As a foreign private issuer that has applied to list our Class A Shares on the NYSE American, we rely on a provision as per Section 110 read in conjunction with Section 809 of the NYSE American Company Guide that allows us to follow Cayman Islands law with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the NYSE American.

We currently rely on home country practice to be exempted from certain of the corporate governance requirements of the NYSE American, namely (i) there will not be a necessity to have regularly scheduled executive sessions with independent Directors; and (ii) there will be no requirement for the Company to obtain shareholder approval prior to an issuance of securities in connection with (a) the acquisition of stock or assets of another company; (b) equity-based compensation of officers, directors, employees or consultants; (c) a change of control; and (d) transactions other than public offerings.

Our controlling shareholder has substantial influence over the Company. Its interests may not be aligned with the interests of our other shareholders, and it could prevent or cause a change of control or other transactions.

Mr. Salim directly controls approximately 56.8% and 100% of our issued and outstanding Class A Shares and Class B Shares, respectively.

While Mr. Salim is minimally involved in the day-to-day management and operations of the Company, because of his extensive experience in the lingerie industry as the previous chief executive officer, the current management of the Company still looks to Mr. Salim for advice regarding the strategic direction of the Company and Mr. Salim consequently retains substantial influence with the current management of the Company. Accordingly, our controlling shareholder will have considerable influence or control over the outcome of any corporate transactions or other matters submitted to the shareholders for approval, including (i) mergers, consolidations, (ii) the election or removal of Directors, (iii) the sale of all or substantially all of our assets, (iv) making amendments to our Amended and Restated Memorandum and Articles of Association, (v) whether to issue additional shares, including to him, (vi) employment, including compensation arrangements, and (vii) the power to prevent or cause a change in control. The interests of our largest shareholder may differ from the interests of our other shareholders. Without the consent of our controlling shareholder, we may be prevented from entering into transactions that could be beneficial to us or our other shareholders. The concentration in the ownership of our shares may cause a material decline in the value of our shares. For more information regarding our principal shareholders and their affiliated entities, see “Principal Shareholders”.

Our controlling shareholder may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Because our controlling shareholder has control over our corporate matters, his interests may differ from the interests of our Company as a whole and other shareholders. Our controlling shareholder could, for example, appoint directors and management without the requisite experience, relations or knowledge to steer our company properly because of their affiliations or loyalty, and such actions may materially and adversely affect our business and financial condition. Furthermore, he could cause our Company to enter into related party transactions with other entities he has an interest in at unfavourable terms to our Company. Currently, we do not have any arrangements to address potential conflicts of interest between the shareholder and our company. If we cannot resolve any conflict of interest or dispute between us and the shareholders, we would have to rely on legal proceedings, which could disrupt our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

As a “controlled company” under the rules of NYSE American, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

Our directors and officers beneficially own a majority of the voting power of our issued and outstanding Class A Shares. Under the NYSE American Company Guide, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in NYSE American Rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. Although we do not intend to rely on the “controlled company” exemption under NYSE American Company Guide, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our Board of Directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, during any time while we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of NYSE American corporate governance requirements. Our status as a controlled company could cause our Class A Shares to look less attractive to certain investors or otherwise harm our trading price.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our Amended and Restated Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our Directors and us, actions by minority shareholders and the fiduciary duties of our Directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal, are which are generally of persuasive authority, but are not binding, on a court in the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary duties of our Directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a different body of securities laws than the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a judgment of a foreign court of competent jurisdiction without retrial on the merits, provided such judgment imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; is final; is not in respect of taxes, a fine or a penalty; and was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or public policy of the Cayman Islands.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the Amended and Restated Memorandum and Articles of Association) or to obtain copies of lists of shareholders of these companies. Subject to the foregoing, our Directors are not required under our Amended and Restated Memorandum and Articles of Association to make our corporate records available for inspection by our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as U.S. states. Currently, we plan to rely on home country practice with respect to any corporate governance matter. Accordingly, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of Directors or controlling shareholders than they would as shareholders of a company incorporated in a U.S. state.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period, although we have adopted certain new and revised accounting standards based on transition guidance permitted under such standards earlier. As a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

We are a foreign private issuer within the meaning of the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our financial results on a semi-annual basis through press releases distributed pursuant to the rules and regulations of the NYSE American. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you if you were investing in a U.S. domestic issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last Business Day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on September 30, 2025. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our Directors or Executive Officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our officers, Directors and 10% shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the NYSE American. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

Our management team lacks experience in managing a U.S.-listed public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial conditions and results of operations.

Our current management team lacks experience in managing a company publicly traded in the U.S., interacting with public company investors, and complying with the increasingly complex laws pertaining to U.S.-listed public companies. Prior to the completion of the IPO, we were a privately owned company operating our businesses mainly in Indonesia and Hong Kong servicing multinational companies in North America. As a result of the IPO, our Company are subject to significant regulatory oversight and reporting obligations under the U.S. federal securities laws. Specifically, our management currently has no U.S.-specific experience in complying with such laws, regulations, and obligations, and it may not successfully or efficiently manage our transition to becoming a U.S.-listed public company. However, we have engaged and will continue to engage US legal counsel, US auditor, and other professionals well versed in this area of practice to assist with our transition into the U.S. market and strive to remain compliant with U.S. laws and regulations. As a result, since these new obligations will require additional and significant attention from our senior management and could divert their attention away from the day-to-day management of our business and operations, our business, financial conditions, and results of operations could be adversely affected.

We have incurred significantly increased costs and devote substantial management time as a result of the listing of our Class A Shares on the NYSE American.

We currently incur additional legal, accounting and other expenses as a public reporting company, and more expenses if we cease to qualify as an emerging growth company. For example, we are required to comply with the additional requirements of the rules and regulations of the SEC and the NYSE American rules, including applicable corporate governance practices. Compliance with these requirements increases our legal and financial compliance costs and make some activities more time-consuming and costly. In addition, our management and other personnel diverts attention from operational and other business matters to devote substantial time to these public company requirements.

Further, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidelines are provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may also initiate legal proceedings against us, and our business may be adversely affected.

If we fail to maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to prevent fraud. There can be no assurance that our internal controls will continue to be effectively implemented.

Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of the Class A Shares.

Certain judgments obtained against us or our auditor by our shareholders may not be enforceable.

We are a Cayman Islands exempted company. Our operating subsidiaries are incorporated and are located in the BVI and Indonesia. Substantially all of our assets are located outside of the United States. In addition, all of our current Directors and officers are nationals and residents of countries other than the United States and substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons or to enforce against us, our Directors and officers, or our auditor judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, BVI and Indonesia may render you unable to enforce a judgment against our assets or the assets of our Directors and officers. As a result of all of the above, our shareholders may have more difficulties in protecting their interests through actions against us, our officers, Directors or major shareholders, or our auditor than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Further issuances of Class B Shares may result in a dilution of the percentage ownership of the existing holders of Class A Shares as a total proportion of Ordinary Shares in the Company.

The Company may issue more Class B Shares. The issuance of additional Class B Shares may result in dilution to holders of our Class A Shares. Each Class A Share entitles its holder to one (1) vote per share, while each Class B Share carries twenty (20) votes per share. As a result, holders of Class B Shares have significantly greater voting power than holders of Class A Shares. If we decide to issue more Class B Shares, it could have the effect of increasing the overall voting power of Class B Shareholders relative to Class A Shareholders, potentially diminishing the influence and control of Class A Shareholders over our company’s affairs.

This dilution in voting power could impact the ability of Class A Shareholders to influence important corporate decisions, including those related to corporate governance, mergers, acquisitions, and other significant transactions. It may also result in decisions that are not aligned with the interests of Class A Shareholders.

Our Company intends to grant employee share options and other share-based awards in the future. Our Company will recognize any share-based compensation expenses in our statements of comprehensive loss. Any additional grant of employee share options and other share-based awards in the future may have a material adverse effect on our results of operation.

In connection with the IPO, our Company has adopted an employee share incentive plan in 2024, or the 2024 ESIP, for the purpose of granting share-based compensation awards, in an aggregate amount of up to 10% of our issued and outstanding Class A Shares as of the date of this annual report, to our employees, directors and consultants to incentivize their performance and align their interests with ours. Under the 2024 ESIP, we are permitted to issue options to purchase or share awards of up to 2,500,000 Class A Shares. As of the date of this annual report, we have not awarded any shares and no options to purchase Class A Shares have been exercised and no Class A Shares have been issued upon exercised vested options, in each case under the 2024 ESIP. As a result of these grants and potential future grants, we expect to continue to incur significant share-based compensation expenses in the future. The amount of these expenses is based on the fair value of the share-based awards. We account for compensation costs for all share options using a fair-value based method and recognize expenses in our statements of profit or loss and other comprehensive income. The expenses associated with share-based compensation will decrease our profitability, perhaps materially, and the additional securities issued under share-based compensation plans will dilute the ownership interests of our shareholders. However, if we limit the scope of our share-based compensation plan, we may not be able to attract or retain key personnel who expect to be compensated by options.

Our Company may be exposed to liabilities under the Foreign Corrupt Practices Act. Any determination that we violated the Foreign Corrupt Practices Act could have a material adverse effect on our business.

Our Company is subject to the Foreign Corrupt Practice Act, or FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute to obtain or retain business. Our Company will have operations, agreements with third parties, and sales in South-East Asia, which may experience corruption. Bra Pro and MAP’s existing business in Asia creates the risk of unauthorized payments or offers of payments by one of these company’s employees, consultants, or sales agents because these parties are not always subject to their control. It will be our Company’s policy to implement safeguards to discourage these practices by these employees. Also, the existing safeguards and any future improvements may prove to be less than effective. The employees, consultants, or sales agents of our Company, and Bra Pro and MAP may engage in conduct for which our Company might be held responsible. Violations of the FCPA may result in severe criminal or civil sanctions. Our Company may be subject to other liabilities, which could negatively affect the business, operating results, and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which our Company invest or acquires.

Item 4. Information on the Company

4.A. History and Development of the Company

Corporate Structure and Corporate Information

BrilliA was incorporated in the Cayman Islands on July 14, 2023, under the Companies Act as an exempted company with limited liability. Our authorized share capital is US$50,000 divided into 1,000,000,000 shares, comprising 900,000,000 Class A Shares, par value US$0.00005 per share, and 100,000,000 Class B Shares, par value US$0.00005 per share.

On August 8, 2024, the Company gave effect to a forward split of our Class A Shares and Class B Shares at a ratio of 1-for-2 and, immediately following this, a surrender of 17,500,000 Class A Shares and 4,375,000 Class B Shares. Following this, 22,500,000 Class A Shares and 5,625,000 Class B Shares remain issued and outstanding.

As part of the initial public offering on November 29, 2024, (the “IPO”), the Company issued 2,500,000 Class A Shares. Therefore, as of the date of this annual report, there are 25,000,000 Class A Shares and 5,625,000 Class B Shares issued and outstanding.

Organization Chart

The chart below sets out our corporate structure.

Subsidiaries

A description of our subsidiaries are set out below.

Bra Pro

On December 14, 2011, Bra Pro was incorporated in the BVI as a BVI business company limited by shares authorized to issue a maximum of 50,000 shares with a par value of US$1.00 each. Bra Pro is principally engaged in sales and marketing of lingerie’s products executed by MAP, mainly serving customers from the American and European markets. As at April 1, 2021, Bra Pro has 100 issued and outstanding ordinary shares. Shim Siang Fan and Chua Kok Guan each hold 50 shares in Bra Pro. On November 28, 2023, Bra Pro has allotted 49,900 shares to Shim Siang Fan of a consideration of US$49,900, of which a total of 41,176 shares was subsequently transferred to Salim Podiono, Nursalim Podiono and Kendrew Hartanto. The effective equity interest in Bra Pro prior to the reorganization with BrilliA are as follows:

Shareholder	Number of shares	Original equity interest in Bra Pro
Chua Kok Guan	50	0.10%
Shim Siang Fan	8,774	17.55%
Salim Podiono	30,588	61.18%
Nursalim Podiono	4,706	9.41%
Kendrew Hartanto	5,882	11.76%
Total	50,000	100.00%

BrilliA executed the reorganization of Bra Pro on April 30, 2024 pursuant to a share exchange agreement with Messrs. Shim Siang Fan, Kendrew Hartanto, Salim Podiono, and Nursalim Podiono assigned all of their ordinary shares in Bra Pro to BrilliA. As part of a Bra Pro reorganization, Bra Pro became a 99.9% owned subsidiary of BrilliA. Mr. Chua Kok Guan holds the remaining 0.1% of Bra Pro.

MAP

On December 8, 2015, MAP was incorporated in Indonesia as a limited liability company. MAP is principally engaged in fulfilling the execution of lingerie and apparel product orders requested by Bra Pro while offering design conception solutions related to these orders. Before the reorganization exercise, the shareholders of MAP were Messrs. Salim and Nursalim Podiono, holding 80% and 20% equity interest respectively in MAP. As part of the acquisition of MAP, on December 5, 2023, BrilliA Singapore, a Singapore limited liability company, was incorporated for the purpose of acquiring MAP. Before the reorganization exercise, the sole shareholder of BrilliA Singapore was Mr. Koh Wah Seng Philip. On March 7, 2024, BrilliA Singapore consummated the acquisition of MAP pursuant to a share exchange arrangement in which Messrs. Salim and Nursalim Podiono assigned 99.99% of their shares in MAP to BrilliA Singapore, whereby Messrs. Salim and Nursalim Podiono in turn held 94.65% shares of BrilliA Singapore. On March 18, 2024, Mr. Koh Wah Seng Philip transferred his entire shareholding in BrilliA Singapore to Messrs. Salim and Nursalim, resulting in Messrs. Salim and Nursalim holding 80% and 20% equity interest respectively in BrilliA Singapore. BrilliA executed the acquisition of BrilliA Singapore on April 30, 2024 pursuant to a share exchange agreement in which Messrs. Salim and Nursalim Podiono assigned 100% of their shares in BrilliA Singapore to BrilliA. As a result of the reorganization, MAP became a 99.99% indirectly owned subsidiary of BrilliA through BrilliA Singapore, and Mr. Salim holds the remaining 0.01% shares of MAP.

BrilliA Singapore

On December 5, 2023, BrilliA Holdings (Singapore) Pte Ltd (“BrilliA Singapore”) was incorporated in Singapore as a limited liability company. BrilliA Singapore is an investment holding company. On March 7, 2024, BrilliA Singapore consummated the acquisition of MAP pursuant to a share exchange arrangement in which Messrs. Salim and Nursalim Podiono assigned 99.99% of their shares in MAP to BrilliA Singapore, whereby Messrs. Salim and Nursalim Podiono in turn held 94.65% shares of BrilliA Singapore. On March 18, 2024, Mr. Koh Wah Seng Philip transferred his entire shareholding in BrilliA Singapore to Messrs. Salim and Nursalim, resulting in Messrs. Salim and Nursalim holding 80% and 20% equity interest respectively in BrilliA Singapore.

As part of a group reorganization mentioned above, BrilliA Singapore became a 100% directly owned subsidiary of BrilliA.

Bra Pro Singapore

On June 11, 2025, Bra Pro Private Limited (“Bra Pro Singapore”) was incorporated in Singapore as a limited liability company. Bra Pro Singapore is a 100% directly owned subsidiary of BrilliA.

4.B. Business Overview

Overview

BrilliA was incorporated on July 14, 2023, in the Cayman Islands. BrilliA is the holding company of (i) Bra Pro, which was incorporated in the British Virgin Islands on December 14, 2011, and, (ii) through its subsidiary BrilliA Singapore, MAP, which was incorporated in Indonesia on December 8, 2015. As of the reorganization on April 30, 2024, both Bra Pro and MAP are direct and indirect subsidiaries of BrilliA.

Bra Pro operates primarily as a sales and marketing entity, focusing on maintaining customers relationships and managing orders for lingerie and apparel from these customers. Based on the preferences of these customers, Bra Pro then directly engages with third-party manufacturers, sourcing materials, and establishing supply contracts with them. Bra Pro’s revenue stream comes from payments made by these customers. Bra Pro is a premier supplier of ladies’ intimate apparel worldwide. Some of the key customers of Bra Pro include Fruit of the Loom Inc, Hanes Brands Inc, Jockey International, Hennes & Mauritz, Canadelle and Li & Fung. MAP serves as Bra Pro’s fulfilment partner, overseeing the execution of Bra Pro’s customers’ orders. MAP’s services entail leading the design and prototyping phases of the lingerie and apparel design based on Bra Pro’s customer’s preferences, and ensuring the quality of products manufactured by third-party manufacturers. Bra Pro compensates MAP for these fulfillment services.”

Over the years, Bra Pro together with MAP, has evolved from operating as an Original Design Manufacturer (“ODM”) into a comprehensive cross border solution provider for ladies’ intimate products, including sourcing the lingerie and apparel raw materials, design, sampling, fitting, production, and logistics management for Bra Pro’s customers. This shared expertise between Bra Pro and MAP enabled their continued success in providing ladies’ intimates to customers.

We plan to continue to diversify our Group’s business through the licensed brand, DIANA. We believe that developing the DIANA line of lingerie and other apparel products could provide us with a good opportunity to obtain higher margins from our operations since we will be directly involved in selling the products to customers. Further, it allows us to have more control over the development and design of our products which can be used to reinforce our existing customers’ belief in our design capabilities. Our plans include offering high-quality, fashionable lingerie to customers and expanding our product range to include sleepwear, baby wear, active wear, and period panties. Additionally, we intend to establish retail channels in Indonesia, Singapore, other ASEAN countries and Europe under the DIANA brand, enhancing our direct customer engagement and brand control. Through DIANA, we aim to attain recognition as a lingerie company and retail brand known for exceptional craftsmanship, innovative designs, inclusivity, and ethical practices. Our vision revolves around providing innovative, affordable, high-quality lingerie products that elevate customer satisfaction while fostering opportunities for employee growth.

Bra Pro’s Product Offerings

The diagram above showcases the best-selling products demanded by Bra Pro’s customers. For the financial year ended March 31, 2025, the best-selling products from Bra Pro are (i) brassiere, (ii) swimsuit and (iii) top.

Bra Pro’s Pricing Strategy

Pricing is established during the bidding process by Bra Pro’s customers. Bra Pro tasks MAP initiating production of the lingerie and apparel with the third party manufacturers once Bra Pro’s marketing team successfully secures sales from its customers at the agreed-upon pricing.

Bra Pro’s Customers

As a lingerie design and solutions provider, Bra Pro receive lingerie and apparel product orders from to leading brands in the apparel industry. They include brands such as Vanity Fair, Hanes, Wonderbra, Playtex, Bali, Maidenform, Jockey, Lands’ End, fleur du mal, Kiki de Montparnasse and Bra n Things, through international companies including Fruit of the Loom Inc (subsidiary of Berkshire Hathaway Inc), Hanes Brands Inc (publicly listed company in NYSE), Jockey International, Hennes & Mauritz (publicly listed company in Stockholm Stock Exchange), Canadelle and Li & Fung. Bra Pro schedule regular meetings with Bra Pro’s customers’ operation teams to gather feedback and gain insight into the product quality. This feedback is then provided to MAP, which can help MAP enhance their services, refine processes, and uncover fresh opportunities aligned with Bra Pro’s customer’s evolving business requirements. Additionally, they have the opportunity to evaluate pre-production samples, prototypes, and final products at our headquarters’ showroom, ensuring transparency and collaboration throughout the production journey.

While Bra Pro has long business and working relationships with many of its customers, Bra Pro do not currently have any long-term arrangements with its customers since orders are fulfilled on as required basis based on individual purchase orders.

Sales and Marketing

Bra Pro’s sales and marketing team is led by our Chief Executive Officer, Mr. Kendrew. The role of Bra Pro’s sales and marketing team is to develop a deep understanding of how to identify Bra Pro’s customer needs and create effective marketing strategies to meet them.

One of our key channels for marketing is through word of mouth as Bra Pro’s new customers are usually referred by Bra Pro’s existing customers or business contacts. Our Chief Executive Officer, Mr. Kendrew, and our director, Mr. Salim have long-standing relationships with some of our major customers.

Bra Pro’s sales and marketing team is responsible for establishing and maintaining Bra Pro’s customer relationships and securing orders from customers. Bra Pro’s team also communicates with Bra Pro’s existing customers to understand their needs and market trends, so as to improve Bra Pro’s product range. Through these regular contacts, Bra Pro’s customers provide Bra Pro with valuable feedback on industry trends and developments as well as their requirements. Bra Pro also updates its customers on their product line such as information on new designs and their capabilities. Bra Pro place strong emphasis on understanding the requirements of Bra Pro’s customers and consistently providing them with reliable products that meet their requirements. Bra Pro consider customer feedback a valuable tool for improving its products. Bra Pro’s sales and marketing team is also responsible for handling customers’ complaints and any complaints arising from product defects or service quality and will relay such feedback internally to the relevant teams for follow-up.

Our management meets with the Bra Pro’s sales and marketing team regularly to review Bra Pro’s sales performance and marketing strategies and targets. These regular meetings also allow Bra Pro’ sales and marketing team to highlight issues or problems that they encounter to our management and discuss strategies to resolve these issues or problems in a timely manner.

DIANA brand

Starting in the fourth quarter of 2024, Bra Pro began developing the DIANA line of products, aimed at the premium market and younger consumers. Since then, we have successfully launched the brand in Indonesia.

DIANA is our in-house, direct-to-consumer lingerie brand, created to diversify the Group’s business by tapping into Southeast Asia’s expanding base of young, digitally engaged consumers. The brand offers high-quality, value-driven lingerie designed to promote comfort, confidence, and body positivity. Beyond its core lingerie offerings, DIANA is also expanding into adjacent categories, including sleepwear, activewear, baby wear, and period panties.

By adopting a direct-to-consumer model, DIANA allows us to enhance the Group’s margins, strengthen brand equity, and foster deeper consumer engagement through targeted digital marketing, strategic KOL partnerships, and a selective offline retail presence. It also serves as a creative platform to showcase our design and sourcing capabilities, reinforcing our credibility with existing international partners and unlocking long-term retail growth opportunities in Indonesia.

DIANA is currently distributed primarily online, through our own website, social media platforms such as Instagram and TikTok, and marketplace platforms like Shopee. Our marketing strategy centers on influencer collaborations and the use of social media as a key channel to drive awareness and customer acquisition for the DIANA product line.

Bra Pro’s Raw Material Suppliers

Bra Pro directly sources raw materials for the apparel and lingerie such as textile or foam pads from textile suppliers in the PRC and Indonesia.

During the two financial years ended March 31, 2025, and 2024, Bra Pro did not experience any material delays or any material disputes with Bra Pro’s suppliers, or any material adverse consequences from any defective apparel products produced by Bra Pro’s suppliers.

In addition to adhering to selling of products of the highest quality, Bra Pro understands from its contract manufacturers/suppliers that the textile that their textile suppliers use downstream is not derived from raw materials (namely cotton) obtained from forced labor in China’s Xinjiang Uyghur Autonomous Region. Bra Pro generally make known this material preference to their suppliers when placing orders and plan to impose this as a term of their orders effective as of listing. Bra Pro also plans to require the contract manufacturers to obtain a certification from their own PRC suppliers on the source of their raw materials, namely cotton. In any case, the quantity of cotton that Bra Pro is sourcing is minimal for the purposes of Bra Pro’s operations.

Bra Pro’s Manufacturers

As described above, the materials used to make the lingerie and apparel are directly sourced and provided by Bra Pro. However, to optimize cost efficiency and maintain competitiveness, Bra Pro leverages third-party manufacturers and production facilities for the manufacturing process. Bra Pro tasks MAP to collaborate with these third party contract manufacturers to complete orders from Bra Pro’s customers. When evaluating and selecting a contract manufacturer for Bra Pro’s lingerie and apparel orders, Bra Pro considers various factors such as their supplier’s experience in the industry, reputation, technical capabilities, financial strength, staff resources and efficiency. MAP do not enter into any long-term agreement with our suppliers, and we believe that this is in line with common practice in the lingerie and apparels industries. Instead, Bra Pro enter into agreement(s) with purchasing companies on an as required basis. Accounts payable to their suppliers are generally settled by bank transfer, cheque, or letter of credit. Bra Pro generally enjoy a credit term of between 7 to 60 days to settle payments with their third-party purchasing companies.

During the two financial years ended March 31, 2025, and 2024, Bra Pro did not experience any material delays when liaising with, or any material disputes with, Bra Pro’s third party contract manufacturers, or any material adverse consequences from any defective lingerie and other apparel products produced by these manufacturers.

MAP’s operations

As Bra Pro’s fulfillment service provider, MAP’s operations involves (i) design and development, (ii) raw material sourcing, (iii) production management, and (iv) logistic management. Each of these components contributes synergistically to provide high quality products and service for Bra Pro’s customers.

As part of MAP’s design and development process, MAP engages with Bra Pro’s customers directly and perform market trend analysis to create designs aligned with customer specifications. MAP’s in-house design team possesses technical knowledge of apparel and deep experience in the fashion sector. They craft seasonal designs that serve as inspiration, covering elements such as designs, trends, materials, and techniques that resonate with a customer’s brand philosophy. Alternatively, MAP actively works to fulfil customer-specific designs, ensuring they align with the budget and timeline provided. Once the design is approved, MAP proceeds to prototype the product within the sample preparation room located at our headquarters.

MAP has discretion over the choice of raw materials and raw material vendor sourced by its third party suppliers. As part of this process, MAP engages in the selection and assessment of raw material vendors on behalf of its third party suppliers. To uphold quality standards, MAP also conducts independent thorough examinations of samples in their internal laboratory. Furthermore, MAP holds these external raw material vendors to a specific set of prerequisites, ensuring their adherence to global benchmarks such as WRAP, Oeko-Tex and GRS quality standards.

As part of MAP’s production management process, MAP initiates pre-production discussions with MAP’s third party manufacturers. This allows MAP to assess their compatibility before finalizing a time and action calendar, which serves as a comprehensive tool to oversee and govern the production phases. MAP’s quality control mechanisms are established to continuously appraise the performance of the chosen contract manufacturers during the production journey. This assessment considers various factors such as technical proficiency, production quality, capacity, industry standing, tenure, punctual delivery history, as well as financial considerations such as costs and payment conditions.

Within MAP’s logistics management framework, MAP engages in consultations with MAP’s external service providers to facilitate the transport of goods to Bra Pro’s customers’ designated ports or warehouses.

MAP Headquarters

MAP’s Headquarters houses MAP’s office staff for most of their operational needs. It consists of our (i) human resource department, (ii) merchandising department, (iii) finance department, (iv) showroom, (v) in-house library of fabric and trims and accessories, (vi) design team, (vii) quality control labs, (ix) design team and (x) sample room.

MAP’s facilities

Bra Pro’s customers and prospective customers are also invited to MAP’s showrooms to verify the quality and designs of the lingerie MAP produces.

Quality Control

The main objectives of quality control in MAP’s operations are to ensure the quality of the goods MAP receives from Bra Pro’s suppliers and minimize incorrectly packed items and hence reduce the cost associated with returning and exchanging these items.

The products undergo a quality control process, which consists of (i) wash lab, (ii) light box, and (iii) lab dip. These procedures are in place to meet the specifications of our diverse customer base and guarantee the accurate color matching as specified by Bra Pro’s customers.

Furthermore, MAP’s Quality Assurance department maintains comprehensive records for cross-referencing in the event of customer complaints.

MAP’s Inventory Procurement and Control

MAP imposes a standardized procedure on procurement and inventory control. The procedure involves careful consideration of material consumption, with an assessment of existing inventory at contracted manufacturers before new procurement. Periodic inventory audits at these facilities are conducted to align data with MAP’s inventory control team and Indonesian Customs records. Random sampling may also be chosen for comparison with quality assurance records to ensure proper inventory management and future usability.

Competition

The lingerie ODM and Original Equipment Manufacturer (“OEM”) market in Indonesia is highly fragmented and competitive. This is attributable to an increasing number of players in the market. Furthermore, in recent years, there has been an increased emphasis by our customers on price efficiency and a comparatively reduced emphasis on quality. Neighboring markets, such as Bangladesh which have overall lower labor costs, are able to provide products at a lower cost to our customers. This has exerted pressure on our margins. We believe that our major competition would be from similar sized regional ODM and OEM companies, which may have a longer established history and possess larger client and supplier base and different competitive strengths.

Nevertheless, our unique value proposition centers around offering a comprehensive suite of services to major lingerie brands and retailers. What truly differentiates us is our asset-light approach, as we abstain from owning any manufacturing facilities. This distinct advantage becomes particularly evident during economic downturns or unexpected events like the COVID-19 outbreak. We prioritize maintaining uncompromised quality, consistently delivering high-quality products compared to competitors in other countries. This commitment has fostered enduring business relationships with our major customers. Moreover, we have deliberately chosen not to engage in direct cost competition with competitors in Bangladesh. Instead, we opt to provide higher value by specializing in more intricate, skill-intensive product offerings, elevating the overall value we deliver to our customers.

With regards to our plans to develop the DIANA brand, the landscape of the existing lingerie and apparel brand market with regards to is highly competitive, we anticipate formidable challenges as we introduce the DIANA brand of products to the consumer market. Established players, with longer histories, well-established client bases and more widely known brands, will vie for market share with us. Moreover, as discussed above, if our competitors source their products neighboring markets, such as Bangladesh, they could offer products at reduced prices, exerting pressure on our margins. However, as discussed above, we believe that our commitment to quality by specializing in intricate and skill-intensive product offerings, discerning customers seeking exceptional lingerie and apparel will be drawn to our overall value proposition.

Further, as described in our risk factor section above, the introduction of the DIANA brand could put Bra Pro in direct competition with our existing customers, which creates conflicts of interest that erodes the trust Bra Pro has fostered with its customers over the years, among other risks. We acknowledge that balancing the possible conflicts of interest between the DIANA brand and our existing customers will be crucial to our long term business success. Nonetheless, we believe this risk is mitigated by our strategy involving DIANA’s brand positioning. The DIANA brand will be targeted towards premium market customers in Asia with Europe at a later date. Our existing customers primarily serve fast fashion brands in North America markets with a reduced presence in Asia and Europe. Furthermore, to address the issues with potential conflicts of interest, there will be a separate team handling the business development of the DIANA brand.

Competitive Strengths

Strong design and sourcing capability.    We take pride in our robust design and sourcing capabilities, setting us apart from other service providers and ODM/OEM players. Our experienced team of designers consistently pushes the boundaries to enhance comfort and fit in our products. Over the years, we have successfully served various markets, from the mass market to high-end designer brands, proving our versatility and commitment to quality. We distinguish ourselves from our competitors by our ability to swiftly transform customer concepts into reality, even when dealing with complex or unique designs, such as those seen in top-tier brands. When customers present their concepts and specify gross margin requirements, we take on the responsibility of designing and proposing the appropriate materials and sewing methods to bring their ideas to life. As a company based in a region poised to be an economic driver for the next decade, with a population of 690 million, we recognize the tremendous opportunities ahead. Currently, there is a noticeable absence of strong regional lingerie brands in Southeast Asia, which is predominantly dominated by international brands. We aim to bridge this gap by offering exceptional lingerie solutions that not only meet market needs but also reflect the unique cultural and regional preferences of our diverse customer base.

We have strong and stable relationships with our customers.    We have developed strong and stable relationships with our key customers in United States of America, Europe, and Canada. We have identified and maintained good relationships with valuable customers, who will typically notify us of their business needs in advance. Our customers regularly return to us for repeat business, and from time to time, they also refer other prospective customers to us. Our customers value our design insights and rely on our industry trend analysis.

Experienced Management.    Our executive management team has extensive experience in the lingerie industry. Mr. Salim and Mr. Kendrew, who are part of the executive management team, have guided the Company to develop sustainable business strategies, anticipate changes in lingerie trends and styles, assess and manage risks, and captured profitable market opportunities. As at the date of this annual report, we employ more than 224 staff in Indonesia and we supply around 20 esteemed brands with their lingerie products. We believe that the executive management team possess the necessary experience, qualifications, commitment, and leadership skills to manage and sustain our business to ensure that our business continues to develop and grow.

Vertically integrated operation.    We have a vertically integrated operation to provide one-stop apparel supply chain services that ensures high quality at low costs. Our rapid prototyping capability swiftly transforms design concepts into tangible samples, meeting tight deadlines. Our meticulous production management, marked by pre-production assessments and continuous quality checks, reinforces our reliability and adherence to timelines, ensuring customer expectations are met without compromise. We are committed to cost optimization, which enables us to secure premium quality materials while maintaining competitive pricing. This holistic approach puts us in a good position to deliver the lingerie solutions our customers expect.

Business Strategies

Our aim is to continue to promote market recognition, expand our markets and types of customers served and to become a leading lingerie and apparel company in Southeast Asia. We will be catering for women of all ages who appreciate luxury lingerie, emphasizing inclusivity and wide of sizes to accommodate diverse body types. Our products emphasize commitment on sustainability, innovative designs to inclusive sizing, body positivity and empowering messaging, positioning our brands as a symbol of confidence and self-expression.

To achieve these objectives, we have implemented and will continue to implement the following key business strategies:

Continue to develop the DIANA brand and distribution channels.

Building on our extensive experience in crafting women’s lingerie, we are leveraging our design and manufacturing expertise to scale our own brand, DIANA, with a renewed focus on fast fashion for younger women. As part of our post-IPO growth strategy, we continue to build the DIANA brand and expand the DIANA product line, which we have repositioned to serve a broader and younger demographic. Originally associated with apparel for women over 40, DIANA is being refreshed as a high-quality, value-driven brand that offers lingerie and adjacent categories, sleepwear, baby wear, activewear, and period panties—to consumers across age groups. Our aim is to provide stylish, comfortable, and affordable products that resonate with the digitally engaged consumer in Southeast Asia. DIANA is distributed primarily through online channels, including our own e-commerce website, social media platforms such as Instagram and TikTok, and regional marketplaces like Shopee. Our marketing strategy is centered on influencer collaborations, key opinion leaders (KOLs), and other digital sales channels to enhance brand visibility and drive engagement. To complement our online-first model, in the second quarter of 2025, DIANA hosted a private launch event at Grand Indonesia, one of Jakarta’s premier shopping destinations, to showcase our latest collection and connect directly with key influencers, media, and early supporters. These touchpoints allow new customers to experience our product quality firsthand before making purchases online. This focused, omni-digital approach underscores our commitment to building a strong, scalable direct-to-consumer brand. By leveraging our existing strengths in the lingerie supply chain, we are able to minimize the start-up costs typically associated with brand development and distribution expansion.

Develop new customers through digital marketing. We have established a website with a user-friendly interface that showcases our products from the DIANA brand first to customers in Indonesia. We hope to offer a personalized shopping experience and utilize social media platforms, influencer collaborations, online advertising campaigns to continue to raise brand awareness, and drive traffic to our website.

Further Develop Design and Development Capabilities.    Our design and product development team is structured to focus on customers that have different needs ranging from basic designs to more complicated designs which require detailed attention. We believe that our focus on our design capabilities to match our customers’ needs has been one of our strengths and key factors that have enabled us to quickly capture market share and customer confidence. We need to ensure that every member of our design and product development department is kept abreast of any changes in the market trends such that we can efficiently and effectively translate these changes into designs which meet the demands of our customers who purchase our lingerie products. In order to break into new markets and capture a larger market share of existing markets as well as to further enhance and expand our design and development capabilities, we intend to recruit additional staffs who have the requisite experience and ability to design and design both enhanced product designs for apparel products and eye-catching and unique product designs which will bring depth and quality to our range of design services. We will also consider developing new internal and external training for our design staff to enhance and develop their design and technical skills. In connection thereof, we intend to hire additional designers to enhance our design and development capabilities.

Product and Geographical Expansion.    With the aim to further cater to our customers’ needs by providing more comprehensive services to our customers and to attract new customers, we intend to broaden our existing product offerings and leverage our upcoming technology platform, fulfilment, and customer service infrastructure to expand into adjacent product categories and segments. To expand the offering of these new lines and products, we believe that we would need to expand our ability to source quality products as well as expand our base of suppliers that can produce such goods. We are currently in discussion with our suppliers to determine if they can offer such apparel products and we will continue to consider horizontal product expansion to cover other apparels and apparel accessories to cover a total collection. We believe that by expanding the type of products, we would be able to offer a wider range of solutions to our existing customers and potential new customers and cover a larger portion of the lingerie market. Our executive management team believes that there are considerable opportunities to capture a larger portion of the international markets, in particular geographical regions such as Asia and Europe. We intend to expand our products to wider range such as sleepwear, active wear, babies wear and special development on period panty products. With our current resources, we are able to expand to wider category products.

Expand business and operations through joint ventures, acquisitions and/or strategic alliances

While we aim to focus on our core business of designing lingerie, we would also consider collaborations in Southeast Asia with contractor manufacturers and existing lingerie brands and/or acquisitions if such a transaction makes sense from a brand growth and financial perspective. At present, we are not engaged in any discussions with external parties and have no immediate plans for joint ventures, acquisitions, or strategic alliances.

Licenses And Permits And Registrations

The following licenses and registrations are material for our Group’s operations:

Description	Issuing Authority	Expiry Date	Issued to
Business Identification Number (Nomor Induk Berusaha/NIB)	The Investment Coordinating Board (Badan Koordinasi Penanaman Modal/BKPM) Online Single Submission Risk Based Approach (OSS-RBA) System	No expiry. Valid as long as the business operates.	MAP
Taxpayer Identification Number (Nomor Pokok Wajib Pajak/NPWP)	Tax Service Office	No expiry. Valid as long as the business operates.	MAP
Tax Registration Letter (Surat Keterangan Terdaftar/SKT)	Tax Service Office	No expiry. Valid as long as the business operates.	MAP
Environmental License for Corporate Activities and Facilities on behalf of Lie Gek Kheng	North Jakarta One Stop Integrated Service (PTSP)	No expiry. Valid as long as there are no changes in the business.	MAP

Environmental Matters

MAP has secured an environmental license from the North Jakarta One Stop Integrated Service (PTSP) for our office’s operations and facilities in Indonesia, with the license issued under the name of Lie Gek Kheng. Additionally, our operations in Indonesia are subject to both a Statement Letter for Environmental Management and Monitoring (SPPL) dated 22 September 2023 which has been signed by Alie Gordon Meizan (President Director of MAP) and a Statement Letter confirming that the land and building are free from disputes with any party dated 12 June 2017 which has been signed by Lie Gek Kheng (building owner of MAP’s office).

All of the third-party suppliers for Bra Pro’s textiles for the two years ended March 31, 2024, and 2025 were located in the PRC, Vietnam, Taiwan, Indonesia, Thailand, Europe, Hong Kong and United States.

We do not have any knowledge that any of our textile suppliers engaged during the two years ended March 31, 2024, and 2023 and as at the date of this prospectus, that have or had been in breach of any local environmental regulations.

Corporate Social Responsibility

We are committed to Corporate Social Responsibility in the three aspects of non-discrimination, safety and health and the environment:

Non-discrimination:    We are committed to treating our employees with fairness and respect. We believe in co-operation, teamwork, and trust. We hire based on ability and merit, and reward and promote based on each employee’s performance.

Safety and Health:    We are committed to ensuring a safe and healthy environment for our employees and customers and to eliminating preventable accidents and health hazards in our business locations.

Environment:    We seek to ensure that our business operations are environmentally friendly. We also work to ensure that our business activities comply with applicable environmental standards, rules, and regulations

Insurance

We maintain commercial all risks property and earthquake insurance policies covering our business premises in accordance with customary industry practice; as well as insurance policies covering heads of liability such as workmen’s compensation. We carry occupational injury and medical insurance for our employees, in compliance with applicable regulations. We will continue to review and assess our risk portfolio and make necessary and appropriate adjustments to our insurance practices to align with our needs and with industry practice in Indonesia, BVI and in the markets in which we operate.

For the two years ended March 31, 2024, and 2025 and up to the date of this prospectus, we have not made any material claims under any of our insurance policies.

Litigation and Other Legal Proceedings

We and our subsidiaries have been and may from time to time be involved in various legal proceedings and claims in the ordinary course of business, including contractual disputes and other commercial disputes. As of the date of this annual report, we are not a party to any significant proceedings in the jurisdictions we operate in. We are not aware of any legal proceedings of which we are a party outside of jurisdictions we operate in.

Regulation

This section provides an overview of the material laws and regulations affecting our Group’s business and operations in BVI and Indonesia. It is important to note that the information presented here does not constitute a comprehensive summary or detailed legal analysis of the applicable laws and regulations. Rather, it serves as general information and should not be considered a substitute for professional advice. We recommend consulting your own legal advisors to understand the implications of BVI and Indonesian laws and regulations on the business and operations of our BVI and Indonesian operating subsidiaries.

Laws And Regulations Relating to Our Business in Indonesia

Following an analysis of the applicable BVI regulatory framework, Mourant BVI (as BVI counsel to Bra Pro) are of the opinion that based on the current and future business operations of Bra Pro, Bra Pro will not be carrying out any regulated activities in the BVI, and as such there is no requirement to obtain regulatory approvals or permissions in the BVI to continue such operations. A more detailed discussion of the applicable BVI regulatory framework is noted below.

The establishment, operation, and management of companies in the Republic of Indonesia are mainly governed by Law No. 40 of 2007 on limited liability companies (as amended). Regarding licensing, businesses need to adhere to Government Regulation No. 5 of 2021 on the Implementation of Risk-Based Business Licensing (GR 5/2021). Pursuant to GR 5/2021Pursuant to Government Regulation No. 5 of 2021 on the Implementation of Risk-Based Business Licensing (GR 5/2021), business activities are classified into:

a.	Low-risk business activities;

b.	Medium risk business activities, which consists of (i) Medium-Low risk business activities and (ii) Medium-High business activities; and

c.	High-risk business activities.

The classification of risk above will determine the required licenses for the business activity of MAP.

The application of the licenses would be subject to the Risk Based Approach (RBA) licensing regime. Based on MAP’s Business Identification Number (NIB) issued by the Online Single Submission Risk Based Approach (OSS-RBA) dated March 22, 2019, as lastly amended on January 18, 2023, the relevant risk and licenses for the business activity of MAP are as follows:

KBLI	Risk Level	Business Licensing
KBLI No. 46412 (Wholesale Trade in Clothing)	Low	NIB
KBLI No. 70209 (Other Management Consulting Activities)	Low	NIB

Since both of the MAP’s business activities fall under the category of low risannualk, there is no requirement for additional licenses apart from the Business Identification Number (NIB).

Based on the applicable Indonesian regulatory framework, and on the current and future business operations outlined in the ‘4.B Business Overview’ section of the annual report, Bra Pro intends to expand its product range to include sleepwear, babywear, activewear, and period panties.

Laws and Regulations Relating to Our Business in BVI

The establishment, operation and management of companies in the BVI are mainly governed by the BVI Companies Act.

Following an analysis of the applicable BVI regulatory framework, Mourant BVI (as BVI counsel to Bra Pro) are of the opinion that based on the current and future business operations of Bra Pro, Bra Pro will not be carrying out any regulated activities in the BVI, and as such there is no requirement to obtain regulatory approvals or permissions in the BVI to continue such operations. A more detailed discussion of the applicable BVI regulatory framework is noted below.

Distributions

Distributions by BVI companies are governed by the BVI Companies Act and the memorandum and articles of a BVI company. Under the BVI Companies Act, a “distribution”, in relation to a distribution by a BVI company to a member, means (i) the direct or indirect transfer of an asset, other than the company’s own shares, to or for the benefit of the member; or (ii) the incurring of a debt to or for the benefit of a shareholder, in relation to shares held by a shareholder, or to the entitlements to distributions of a member who is not a shareholder, and whether by means of the purchase of an asset, the purchase, redemption or other acquisition of shares, a transfer of indebtedness or otherwise, and includes a dividend.

Subject to the memorandum and articles of a BVI company, the directors may, by resolution, authorize a distribution by the company to shareholders at such time and of such an amount, as they think fit if they are satisfied, on reasonable grounds, that immediately after the distribution, (i) the value of the company’s assets exceeds its liabilities; and (ii) the company is able to pay its debts as they fall due (the “Solvency Test”). A resolution of directors authorizing a distribution must contain a statement that, in the opinion of the directors, the company will, immediately after the distribution, satisfy the Solvency Test. If, after a distribution is authorized and before it is made, the directors cease to be satisfied on reasonable grounds that the company will, immediately after the distribution is made, satisfy the Solvency Test, any distribution made by the company is deemed not to have been authorised.

Taxation

A holder of shares in a BVI company who is not a resident of the BVI is not required to pay tax in the BVI on (i) dividends paid with respect to the shares, or (ii) any gains realized during that year on sale or disposal of such shares, provided the BVI company does not have a direct or indirect interest in any land in the BVI. The laws of the BVI does not impose a withholding tax on dividends paid by a company incorporated or re-registered under the BVI Companies Act.

There are no capital gains, gift or inheritance taxes levied by the BVI government on companies incorporated or re-registered under the BVI Companies Act. In addition, shares of companies incorporated or re-registered under the BVI Companies Act are not subject to transfer taxes, stamp duties or similar charges, provided the company does not have a direct or indirect interest in any land in the BVI.

Economic Substance

The BVI, together with several other non-European Union jurisdictions, have recently introduced legislation aimed at addressing concerns raised by the Council of the European Union (the “EU”) as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the Economic Substance (Companies and Limited Partnerships) Act, 2018 (as amended, the “Substance Law”) came into force in the BVI introducing certain economic substance requirements for BVI “relevant entities” which are engaged in certain banking, insurance, fund management, financing and leasing, headquarters, shipping, holding company, intellectual property or distribution and service center business (being “relevant activities”) and are in receipt of gross income arising from relevant activities in any relevant financial period. In the case of business companies incorporated before January 1, 2019, the economic substance requirements apply for financial years commencing June 30, 2019.

The economic substance requirements that are imposed include that in-scope companies be directed and managed in the BVI, have core income generating activities in the BVI, and have an adequate level of employees, expenditures, and premises in the BVI. Business companies that carry on holding company business (which means it only holds equity participations in other entities and only earns dividends and capital gains) will be subject to reduced substance requirements.

Beneficial ownership

The Beneficial Ownership Secure Search System Act, 2017 (as amended) of the BVI requires registered agents in the BVI to create a database of beneficial ownership information relating to in-scope entities for which they act as registered agent. Subject to certain exemptions, in-scope BVI companies are required to:

●	identify its parent, immediate parent, ultimate parent and beneficial owner or registrable legal entity (or, if it is listed on a recognized exchange, provide details of that exchange);

●	identify whether it carries on one or more relevant activities for economic substance purposes and, if so, which ones;

●	provide details of any applicable exchange listing where its securities are listed on a recognized exchange; and

●	where the company carries on a relevant activity and is not a non-resident, provide certain additional information regarding its immediate parent and ultimate parent (if any).

A BVI company is obliged to notify its registered agent of (i) the required beneficial ownership information within 15 days of identifying it; and (ii) the required economic substance information regarding the carrying on of a relevant activity or listing on a recognized exchange within six months following the end of the financial reporting period in question. A BVI company who becomes aware of a change in the prescribed information relating to a beneficial owner or registrable legal entity must, within 15 days of becoming aware of the change, notify its registered agent of the change(s) and the date(s) on which it or they took place.

C. Organizational structure

Our Group comprises the Company and its subsidiaries. The following is a list of our subsidiaries as of the date of this annual report.

Subsidiaries	Date of Incorporation	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities
PT Mirae Asia Pasifik	December 8, 2015	Indonesia	99.9%
Bra Pro Limited	December 14, 2011	British Virgin Islands	99.9%
BrilliA Holdings (Singapore) Pte. Ltd.	December 5, 2023	Singapore	100%

D. Property, Plant and Equipment

A description of the Company’s leased properties is below:

Location	Usage	Lease Period	Group Entity	Rent	Approximate area
Jakarta	Office Space	1 April 2024 valid until 31 March 2029	MAP	US$27,000 per month	2,700 m2

Semarang	Accommodation for employees of our Group visiting Semarang for business from other regions of Indonesia	1 February 2025 until 31 January 2027	MAP	Rp68,000,000 (approximately US$4,099.3) for 2 years	House: 70 m2 Land: 120 m2

Jakarta	Storage of lingerie and other underwear prototypes and corporate secretarial document storage	1 May 2025 valid until 30 April 2027	MAP	Rp110,000,000 (approximately US$6,631.3) for 2 years	67 m2

For the two years ended March 31, 2025, and 2024 and as at the date of this annual report, we had complied with all the applicable laws in respect of our leased properties as set out above in all material respects.

Intellectual Property

Our Group’s intellectual property rights are important to our business. As of the date of this annual report, the Group has been granted with license to use the trademark of DIANA based on a trademark license agreement between MAP (as licensee) and PT Diana Mode Indonesia (as licensor) (“Trademark License Agreement”). The Trademark License Agreement is stipulated in the Deed of Trademark License Agreement No. 2 dated 4 April 2024, made before Novita Puspitarini, S.H., valid from 1 April 2024 until 1 April 2034 as amended by Trademark License Agreement stipulated in the Deed of Trademark License Agreement No. 7 dated 23 April 2024, made before Novita Puspitarini, S.H., valid from 1 April 2024 until various date based on validity of protection of each of the trademarks as listed below:

No.	Registration Number	Class	Valid until
1.	IDM000155949	18	3 October 2028
2.	IDM000202886	18	12 September 2029
3.	IDM000155948	25	3 October 2028
4.	IDM000202885	25	12 September 2029
5.	IDM000202887	25	12 September 2029
6.	IDM000659662	25	4 May 2026
7.	IDM000290143	25	14 November 2031

The above 7 (seven) trademarks have been recorded as licensed trademarks in the Directorate General of Intellectual Property (“DGIP”) of the Minister of Law and Human Rights (“MOLHR”).

Previously, we licensed the DIANA brand based on the trademark license agreement between MAP (as licensee) and PT Gunung Mas International (as previous licensor), as stipulated under Deed No. 1 dated 11 October 2023, made before Novita Puspitarini, Notary in South Jakarta. However, since 10 January 2024, PT Gunung Mas International has transferred all rights, ownership, and interests in the DIANA trademarks to PT Diana Mode Indonesia based on Deed of Trademark Grant No. 1 dated 10 January 2024, made before Novita Puspitarini, Notary in South Jakarta. The transfer of rights to the DIANA trademark from PT Gunung Mas International to PT Diana Mode Indonesia has also been evidenced through its recordation at the MOLHR.

During the period of the Trademark License Agreement, MAP is obligated to pay a minimum royalty to the licensor. The minimum amount is set at USD 100,000 or IDR1,500,000,000 per annum or 5% of turnover/profit (whichever is higher). MAP is permitted to utilize the trademark only to the extent reasonably necessary to conduct business operations in Indonesia and outside its territory. However, MAP must strictly adhere to the terms and conditions outlined in the agreement. Additionally, MAP is required to register the agreement with the DGIP of the MOLHR to ensure compliance with regulatory requirements. The Trademark License Agreement has undergone recordation in the DGIP of the MOLHR on 2 May 2024.

Regarding renewal or termination, both parties have the option to extend or terminate the agreement by providing written notification at least 6 (six) months before its expiration date. In cases where termination is necessary, the agreement stipulates circumstances under which immediate termination is warranted. This includes instances where MAP breaches one or more obligations outlined in the agreement, requiring MAP to rectify any negligence within 30 (thirty) days. Furthermore, termination may occur if MAP undergoes bankruptcy, dissolution, or liquidation, or if its business operations cease or are suspended for more than 60 (sixty) days for any reason.

The Trademark License Agreement covers the license of the following trademark specifications:

Mark	Design	Place of Registration	Registered Owner	Registration Number	Class	Registration Date	Expiry Date
	Bag, purses, suitcases	Indonesia	PT Diana Mode Indonesia	IDM000155949	18	3 March 2008	3 October 2028
	Bag, purses, suitcases	Indonesia	PT Diana Mode Indonesia	IDM000202886	18	7 May 2009	12 September 2029
	All kinds of apparel, including women’s bras, shorts, all kinds of underwear for men/women, trousers, bikinis, swimwear, waistbands and socks	Indonesia	PT Diana Mode Indonesia	IDM000155948	25	3 March 2008	3 October 2028
	All kinds of ready-to-wear clothing, including women’s bras, shorts, all kinds of short/long trousers for men/women, all kinds of underwear for men/women, trousers, bikinis, swimwear, waistband and socks	Indonesia	PT Diana Mode Indonesia	IDM000202885	25	7 May 2009	12 September 2029
	Women’s bras	Indonesia	PT Diana Mode Indonesia	IDM0002022887	25	7 May 2009	12 September 2029
	Women’s bras, corsets, panties, underwear, singlets, women’s petticoats, pajamas, camisoles, swimwear, clothing	Indonesia	PT Diana Mode Indonesia	IDM000659662	25	18 November 2019	4 May 2026
	Women’s bras	Indonesia	PT Diana Mode Indonesia	IDM000290143	25	17 May 2021	14 November 2031

Notes:

a	The above intellectual property rights are registered for PT Diana Mode Indonesia as the licensor under the Trademark License Agreement. MAP is given rights to use the DIANA trademark within certain classifications as stipulated in the Trademark License Agreement. According to Government Regulation No. 36 of 2018 on the Recordation of Intellectual Property Licensing Agreements (“GR 26/2018”), the Trademark License Agreement is required to undergo recordation with the MOLHR. The Trademark License Agreement has undergone recordation in the DGIP of the MOLHR on 2 May 2024;

b.	Pursuant to the Ministry of Law and Human Rights Regulation No. 67 of 2016 on Trademark Registrations, each application for trademark registration contains classifications of goods and/or services in accordance with the Nice Treaty of the International Classification of Goods and Services for the Registration of Marks (Nice Agreement). The multiple registrations for class 18 and 25 signify the various categories of goods within that class, as per the provisions of the Nice Agreement;

c.	For the licensing of DIANA brand, MAP shall pay a minimum of royalty to the licensor in the amount of USD 100,000 or IDR1,500,000,000 per annum or 5% of turnover/profit (whichever is higher).

Domains.    We currently own the following domains for the hosting of our websites for our brands:

No.	Domain Name	Owner of Domain
1.	http://www.brilliaincorporated.com/	BrilliA Inc

We were not involved in any proceedings with regard to, and we have not received notice of any claims of infringement of, any intellectual property rights that may be threatened or pending, in which we may be involved either as a claimant or respondent.

Research and Development

MAP places strong emphasis on the R&D of its products through market trend analysis. Market trend analysis is conducted by MAPs design and product development teams. Depending on the current market trend, MAP’s merchandising team conducts research on the specific apparel industry to obtain an understanding of consumer demands as well as gaining an understanding of the latest market trends. With the available analysis, MAP tries to transform them into commercially viable apparel products and optimize the apparel products based on customer feedback. Prior to each new fashion season, MAP’s merchandising team will also conduct market analysis by obtaining sample items from MAP’s suppliers to create a fashion mood board from which MAP’s merchandising team can obtain creative inspiration.

Bra Pro’s customers typically provide custom-made dress forms, which serve as the foundation for MAP’s design and prototyping processes. However, these forms often feature rigid textures and materials. Drawing from MAP’s extensive experience, MAP has created their proprietary in-house dress forms using silicone. These forms offer a more lifelike and pragmatic simulation, facilitating more precise measurements for the bras we design and manufacture.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this form 20-F. This discussion and analysis and other parts of this form 20-F. contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this form 20-F. You should carefully read the “Risk Factors” section of this form 20-F. to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

5.A. Operating Results.

Comparison of Results of Operations for the Financial Years Ended March 31, 2024 and 2025

The following table sets forth a summary of the Company’s results of operations for the periods indicated, both in USD thousand amount and as a percentage of its total revenue.

	For Financial Year Ended
	March, 31		March, 31
	2024		2025		Variance
	USD’000	% of revenue	USD’000	% of revenue	USD’000	% of revenue

Revenue	55,964	100.00%	64,391	100.00%	8,427	15.06%
Cost of materials	(30,728)	(54.91)%	(35,527)	(55.17)%	(4,799)	15.62%
Contract manufacturers charges	(16,596)	(29.65)%	(18,433)	(28.63)%	(1,837)	11.07%
Gross profit	8,640	15.44%	10,431	16.20%	1,791	20.73%
Other income	120	0.21%	180	0.28%	60	50.00%
Depreciation of property, plant and equipment	(36)	(0.06)%	(47)	(0.07)%	(11)	30.56%
Depreciation of right-of-use assets	(163)	(0.29)%	(412)	(0.64)%	(249)	152.76%
Employee benefit expense	(2,295)	(4.10)%	(3,373)	(5.24)%	(1,078)	46.97%
Other expenses	(2,032)	(3.63)%	(3,040)	(4.72)%	(1,008)	49.61%
Finance costs	(9)	(0.02)%	(116)	(0.18)%	(107)	1188.89%
Net loss on impairment of financial assets	(236)	(0.42)%	(4)	(0.01)%	232	(98.31)%
Profit before income taxes	3,989	7.13%	3,619	5.62%	(370)	(9.28)%
Income tax expenses	(705)	(1.26)%	(800)	(1.24)%	(95)	13.48%
Profit for the financial year	3,284	5.87%	2,819	4.38%	(465)	(14.16)%

*	denotes figure less than 0.01%

Revenue

The following table sets forth our revenue by products and service for the periods indicated.

	For Financial Year Ended
	March, 31		March, 31
	2024		2025		Variance
	USD’000	% of revenue	USD’000	% of revenue	USD’000	% of revenue
Recognized at point in time:
Sales of goods	55,531	99.23%	64,067	99.50%	8,536	15.37%

Recognized over time:
Rendering of services	224	0.40%	294	0.46%	70	31.25%
Service for sample preparation	16	0.03%	30	0.05%	14	87.50%
Services for order management solution	193	0.34%	-	0.00%	(193)	(100.00)%
Total	55,964	100.00%	64,391	100.00%	8,427	15.06%

Sales of goods by product:

	For Financial Year Ended
	March, 31		March, 31
	2024		2025		Variance
	USD’000	% of sales of goods	USD’000	% of sales of goods	USD’000	% of sales of goods
Brassiere	51,140	92.09%	54,801	85.54%	3,661	7.16%
Top	-	-	2,661	4.15%	2,661	100.00%
Panty	775	1.40%	1,271	1.98%	496	64.00%
Bodysuit	2,967	5.34%	1,730	2.70%	(1,237)	(41.69)%
Swimsuit	211	0.38%	2,697	4.21%	2,486	1178.20%
Dress	307	0.55%	39	0.06%	(268)	(87.30)%
Others	131	0.24%	868	1.35%	737	562.60%
Total	55,531	100.00%	64,067	100.00%	8,536	15.37%

The Company derives its revenue from two primary sources: (i) the sale of garments and (ii) services rendered. The garment sales segment is predominantly focused on the production and distribution of brassieres for globally recognized brands such as Vanity Fair, Hanes, Wonderbra, Playtex, Bali, Maidenform, Jockey, Lands’ End, fleur du mal, Kiki de Montparnasse, and Bras N Things. These products are delivered through international partners including Fruit of the Loom Inc., Hanesbrands Inc., Jockey International, Hennes & Mauritz, Canadelle, and Li & Fung.

For the financial year ended March 31, 2025, total revenue increased by USD 8.4 million, or 15.06%, from USD 55.96 million in the prior year to USD 64.39 million. This growth was primarily driven by a significant increase in sales of brassieres, tops, and swimsuits. The increase in sales is attributed to the successful onboarding of new customers and expanded order volumes from an existing customer, who introduced new brands to the market during the year.

However, the overall revenue growth was partially offset by a decline in bodysuit sales, reflecting reduced consumer demand in that category. Additionally, revenue from services related to order management solutions decreased. This decline was due to the Company’s managed to establish a direct sale to a customer instead of providing order management solution via an intermediate agent.

The following table sets forth our revenue by export destinations for the periods indicated.

Sales of goods and services by geographical locations:

	For Financial Year Ended
	March, 31		March, 31
	2024		2025		Variance
	USD’000	% of revenue	USD’000	% of revenue	USD’000	% of revenue
North America	44,659	79.80%	55,421	86.07%	10,762	24.10%
European	8,905	15.91%	5,740	8.91%	(3,165)	(35.54)%
Asia Pacific	2,070	3.70%	2,983	4.63%	913	44.11%
Latin America	163	0.29%	91	0.14%	(72)	(44.17)%
Middle East	96	0.17%	41	0.06%	(55)	(57.29)%
Others	71	0.13%	115	0.18%	44	61.97%
	55,964	100.00%	64,391	100.00%	8,427	15.06%

During the financial years ended March 31, 2024 and 2025, the Company’s export revenue remained heavily concentrated in North America, accounting for 79.80% and 86.07% of total revenue, respectively. In contrast, sales to Europe declined from 15.91% in FY2024 to 8.91% in FY2025. Export revenue from other regions represented 4.29% and 5.01% of total revenue in the respective years.

Total revenue increased by 15.06%, from USD 55.96 million in FY2024 to USD 64.39 million in FY2025. This growth was primarily driven by a USD 10.76 million (or 24.10%) increase in export sales to North America, rising from USD 44.66 million to USD 55.42 million. The increase reflects stronger demand supported by stable economic growth in the North America.

However, this positive trend was partially offset by a USD 3.17 million decline in export sales to Europe, which fell from USD 8.91 million in FY2024 to USD 5.74 million in FY2025. The decrease was largely attributable to the uncertainty of economic outlook stemming from the ongoing conflict in Ukraine, which have impacted consumer demand and supply chain stability across European markets.

Gross profit for sales of goods

	For Financial Year Ended
	March, 31		March, 31
	2024		2025		Variance
	USD’000	% of sales of goods	USD’000	% of sales of goods	USD’000	% of sales of goods

Revenue	55,531	100.00%	64,067	100.00%	8,536	15.37%
Cost of materials	(30,728)	(55.33)%	(35,527)	(55.45)%	(4,799)	15.62%
Contract manufacturers charges	(16,596)	(29.89)%	(18,433)	(28.77)%	(1,837)	11.07%
	(47,324)	(85.22)%	(53,960)	(84.22)%	(6,636)	14.02%
Gross profit	8,207	14.78%	10,107	15.78%	1,900	23.15%

Gross profit margin	14.78%		15.78%

The cost of revenue primarily comprises the procurement of raw materials - mainly fabrics and accessories, as well as cut, make, and trim (“CMT”) charges incurred from third-party contract manufacturers. For the financial year ended March 31, 2025, total cost of revenue increased by USD 6.64 million, or 14.02%, rising from USD 47.32 million in the prior year to USD 53.96 million. This increase was in line with the growth in sales volume.

Gross profit for the year ended March 31, 2025, was USD 10.11 million, compared to USD 8.21 million in the previous year, representing an increase of USD 1.90 million or 23.15%. The gross profit margin improved from 14.78% to 15.78% primarily driven by enhanced cost control measures, including more efficient sourcing of materials and improved management of subcontractor costs.

Other income

Other income increased by approximately USD 0.06 million, or 50%, from USD 0.12 million for the year ended March 31, 2024, to USD 0.18 million for the year ended March 31, 2025. The increase was primarily attributable to higher interest income earned from fixed deposit placements with financial institutions.

Operating expenses

The following table sets forth a breakdown of our operating expenses and the ratio of operating expenses to revenue for the periods indicated.

	For Financial Year Ended
	March, 31		March, 31
	2024		2025		Variance
	USD’000	% of revenue	USD’000	% of revenue	USD’000	% of revenue

Operating expenses
Depreciation of property, plant and equipment	36	0.06%	47	0.07%	11	30.56%
Depreciation of right-of-use assets	163	0.29%	412	0.64%	249	152.76%
Employee benefit expense	2,295	4.10%	3,373	5.24%	1,078	46.97%
Professional fees	58	0.10%	364	0.57%	306	527.59%
Other expenses	1,974	3.53%	2,676	4.16%	702	35.56%
Finance costs	9	0.02%	116	0.18%	107	1188.89%
Net loss on impairment of financial assets	236	0.42%	4	0.01%	(232)	(98.31)%
Total operating expenses	4,771	8.53%	6,992	10.86%	2,221	46.55%

Operating expenses increased by USD 2.22 million, or 46.55%, from USD 4.77 million for the year ended March 31, 2024, to USD 6.99 million for the year ended March 31, 2025. The increase was primarily driven by higher depreciation charges, employee-related costs, and professional fees associated with the Company’s listing activities.

In accordance with IFRS 16 – Leases, the Company recognizes right-of-use assets and corresponding lease liabilities for non-cancellable operating lease agreements, including those for office premises and motor vehicles. During the year ended March 31, 2025, both depreciation of right-of-use assets and finance costs on lease liabilities increased, primarily due to the commencement of new office leases with a five-year term. These leases, previously accounted for as rental expenses under the former accounting treatment, are now capitalized on the balance sheet.

Employee benefit expenses, comprising salaries and welfare costs, rose in proportion to revenue, accounting for 4.10% and 5.24% of total revenue in FY2024 and FY2025, respectively. The increase was primarily attributable to the recruitment of professional management team following the completion of the Company’s public listing.

Other operating expenses increased by USD 0.70 million, or 35.56%, from USD 1.97 million in FY2024 to USD 2.68 million in FY2025. This was mainly due to higher expenditures related to the listing process, including professional service fees and travel costs incurred for consultants and advisors engaged during the year.

The net loss on impairment of financial assets primarily relates to the Company’s receivables. The amount decreased from USD 0.24 million in FY2024 to USD 0.04 million in FY2025, a reduction of USD 0.23 million, mainly due to improved management of customer credit risk.

Income tax expense

Marginal increase in income tax expense from USD 0.71 million for the year ended March 31, 2024, to USD 0.80 million for the year ended March 31, 2025. The increase effective tax rate is mainly due to certain listing expense incurred during the year are not tax deductible.

Net income

As a result of the foregoing, our net income decreased by USD 0.46 million, or 14.16%, from USD 3.28 million for the year ended March 31, 2024, to USD 2.82 million for the year ended March 31, 2025.

Comparison of Results of Operations for the Financial Years Ended March 31, 2023 and 2024

The following table sets forth a summary of the Company’s results of operations for the periods indicated, both in USD thousand amount and as a percentage of its total revenue.

	For Financial Year Ended
	March, 31		March, 31
	2023		2024		Variance
	USD’000	% of revenue	USD’000	% of revenue	USD’000	% of revenue

Revenue	52,927	100.00%	55,964	100.00%	3,037	5.74%
Cost of materials	(28,505)	(53.86)%	(30,728)	(54.91)%	(2,223)	7.80%
Contract manufacturers charges	(15,288)	(28.89)%	(16,596)	(29.65)%	(1,308)	8.56%
Gross profit	9,134	17.26%	8,640	15.44%	(494)	(5.41)%
Other income	10	0.02%	120	0.21%	110	1100.00%
Depreciation of property, plant and equipment	(31)	(0.06)%	(36)	(0.06)%	(5)	16.13%
Depreciation of right-of-use assets	(184)	(0.35)%	(163)	(0.29)%	21	(11.41)%
Employee benefit expense	(2,247)	(4.25)%	(2,295)	(4.10)%	(48)	2.14%
Other expenses	(1,389)	(2.62)%	(2,032)	(3.63)%	(643)	46.29%
Finance costs	(31)	(0.06)%	(9)	(0.02)%	22	(70.97)%
Net loss on impairment of financial assets	(18)	(0.03)%	(236)	(0.42)%	(218)	1211.11%
Profit before income taxes	5,244	9.91%	3,989	7.13%	(1,255)	(23.93)%
Income tax expenses	(885)	(1.67)%	(705)	(1.26)%	180	(20.34)%
Profit for the financial period	4,359	8.24%	3,284	5.87%	(1,075)	(24.66)%

* denotes figure less than 0.01%

Revenue

The following table sets forth our revenue by products and service for the periods indicated.

	For Financial Year Ended
	March, 31		March, 31
	2023		2024		Variance
	USD’000	% of revenue	USD’000	% of revenue	USD’000	% of revenue
Recognized at point in time:
Sales of goods	51,366	97.05%	55,531	99.23%	4,165	8.11%

Recognized over time:
Rendering of services	247	0.47%	224	0.40%	(23)	(9.31)%
Service for sample preparation	12	0.02%	16	0.03%	4	33.33%
Services for order management solution	1,302	2.46%	193	0.34%	(1,109)	(85.19)%
Total	52,927	100.00%	55,964	100.00%	3,036	5.74%

Sales of goods by product:

	For Financial Year Ended
	March, 31		March, 31
	2023		2024		Variance
	USD’000	% of sales of goods	USD’000	% of sales of goods	USD’000	% of sales of goods
Brassiere	47,577	92.62%	51,140	92.09%	3,563	7.49%
Top	-	0.00%	-	0.00%	-	-
Panty	188	0.37%	775	1.40%	587	312.23%
Bodysuit	3,601	7.01%	2,967	5.34%	(634)	(17.61)%
Swimsuit	-	0.00%	211	0.38%	211	100.00%
Dress	-	0.00%	307	0.55%	307	100.00%
Others	-	0.00%	131	0.24%	131	100.00%
	51,366	100.00%	55,531	100.00%	4,165	8.11%

The Company derives its revenue from two primary sources: (i) the sale of garments and (ii) services rendered. The garment sales segment is predominantly focused on the production and distribution of brassieres for globally recognized brands such as Vanity Fair, Hanes, Wonderbra, Playtex, Bali, Maidenform, Jockey, Lands’ End, fleur du mal, Kiki de Montparnasse, and Bras N Things. These products are delivered through international partners including Fruit of the Loom Inc., Hanesbrands Inc., Jockey International, Hennes & Mauritz, Canadelle, and Li & Fung.

For the financial year ended March 31, 2024, total revenue increased by USD 3.04 million, or 5.74%, from USD 52.93 million in the prior year to USD 55.97 million. This growth was primarily driven by a significant increase in sales of brassieres and panty. The increase in sales is attributed to the successful onboarding of new customers during the year.

However, the overall revenue growth was partially offset by a decline in bodysuit sales, reflecting reduced consumer demand in that category. Additionally, revenue from services related to order management solutions decreased. This decline was due to the Company’s managed to establish a direct sale to a customer instead of providing order management solution via an intermediate agent.

The following table sets forth our revenue by export destinations for the periods indicated.

Sales of goods and services by geographical locations:

	For Financial Year Ended
	March, 31		March, 31
	2023		2024		Variance
	USD’000	% of revenue	USD’000	% of revenue	USD’000	% of revenue
North America	38,809	73.33%	44,659	79.80%	5,850	15.07%
European	10,960	20.71%	8,905	15.91%	(2,055)	(18.75)%
Asia Pacific	1,928	3.64%	2,070	3.70%	142	7.37%
Latin America	937	1.77%	163	0.29%	(774)	(82.6)%
Middle East	224	0.42%	96	0.17%	(128)	(57.14)%
Others	69	0.13%	71	0.13%	2	2.90%
	52,927	100.00%	55,964	100.00%	3,036	5.74%

During the financial years ended March 31, 2023 and 2024, the Company’s export revenue remained heavily concentrated in North America, accounting for  73.33% and 79.80% of total revenue, respectively. In contrast, sales to Europe declined from 20.71% in FY2023 to 15.91% in FY2024. Export revenue from other regions represented 5.12% and 4.29% of total revenue in the respective years.

Total revenue increased by 5.74%, from USD 52.93 million in FY2023 to USD 55.96 million in FY2024. This growth was primarily driven by a USD 5.91 million (or 15.07%) increase in export sales to North America, rising from USD 38.81 million to USD 44.66 million. The increase reflects stronger demand supported by stable economic growth in the North America.

However, this positive trend was partially offset by a USD 2.06 million decline in export sales to Europe, which fell from USD 10.96 million in FY2023 to USD 8.91 million in FY2024. The decrease was largely attributable to the uncertainty of economic outlook stemming from the ongoing conflict in Ukraine, which have impacted consumer demand and supply chain stability across European markets.

Gross profit for sales of goods

	For Financial Year Ended
	March, 31		March, 31
	2023		2024		Variance
	USD’000	% of sales of goods	USD’000	% of sales of goods	USD’000	% of sales of goods

Revenue	51,366	100.00%	55,531	100.00%	4,165	8.11%
Cost of materials	(28,505)	(55.49)%	(30,728)	(55.33)%	(2,223)	7.80%
Contract manufacturers charges	(15,288)	(29.76)%	(16,596)	(29.89)%	(1,308)	8.56%
	(43,793)	(85.26)%	(47,324)	(85.22)%	(3,531)	8.06%
Gross profit	7,573	14.74%	8,207	14.78%	634	8.37%

Gross profit margin	14.74%		14.78%

The cost of revenue primarily comprises the procurement of raw materials - mainly fabrics and accessories, as well as cut, make, and trim (“CMT”) charges incurred from third-party contract manufacturers. For the financial year ended March 31, 2024, total cost of revenue increased by USD 3.53 million, or 8.06%, rising from USD 43.79 million in the prior year to USD 47.32 million. This increase was in line with the growth in sales volume.

Gross profit for the year ended March 31, 2024, was USD 8.21 million, compared to USD 7.57 million in the previous year, representing an increase of USD 0.63 million or 8.37%. The gross profit margin improved from 14.74% to 14.78% primarily driven by enhanced cost control measures, including more efficient sourcing of materials and improved management of subcontractor costs.

Other income

Other income increased by from USD 0.01 million for the year ended March 31, 2023, to USD 0.12 million for the year ended March 31, 2024. The increase was primarily attributable to higher interest income earned from fixed deposit placements with financial institutions.

Operating expenses

The following table sets forth a breakdown of our operating expenses and the ratio of operating expenses to revenue for the periods indicated.

	For Financial Year Ended
	March, 31		March, 31
	2023		2024		Variance
	USD’000	% of revenue	USD’000	% of revenue	USD’000	% of revenue

Operating expenses
Depreciation of property, plant and equipment	31	0.06%	36	0.06%	5	16.13%
Depreciation of right-of-use assets	184	0.35%	163	0.29%	(21)	(11.41)%
Employee benefit expense	2,247	4.25%	2,295	4.10%	48	2.14%
Other expenses	1,389	2.62%	2,032	3.63%	643	46.29%
Finance costs	31	0.06%	9	0.02%	(22)	(70.97)%
Net loss on impairment of financial assets	18	0.03%	236	0.42%	218	1211.11%
Total operating expenses	3,900	7.37%	4,771	8.53%	871	22.33%

Operating expenses increased by USD 0.87 million, or 22.33%, from USD 3.90 million for the year ended March 31, 2023, to USD 4.77 million for the year ended March 31, 2024.

Employee benefit expenses, comprising salaries and welfare costs, rose in proportion to revenue, accounting for 4.25% and 4.10% of total revenue in FY2023 and FY2024 which is consistent with prior year.

Other operating expenses increased by USD 0.64 million, or 46.29%, from USD 1.39 million in FY2023 to USD 2.03 million in FY2024. The increase was primarily due to account receivables discounting charges introduced by customers as well as higher business travelling cost incurred during the year.

Additional impairment was provided during the year in accordance with the expected credit loss assessment carried out during the year.

Income tax expense

Marginal decrease in income tax expense from USD 0.89 million for the year ended March 31, 2023, to USD 0.71 million for the year ended March 31, 2024 which is in line with the decrease in operating profit in FY2024.

Net income

As a result of the foregoing, our net income decreased by USD 1.08 million, or 24.66%, from USD 4.36 million for the year ended March 31, 2023, to USD 3.28 million for the year ended March 31, 2024.

5.B. Liquidity and Capital Resources.

For the Years ended March 31, 2024 and 2025

The Company accounts have been prepared assuming that the Company will continue as a going concern basis. The going concern basis assumes that assets are realized and liabilities are extinguished in the ordinary course of business at amounts disclosed in the financial statements. The Company’s ability to continue as a going concern depends upon aligning its sources of funding (debt and equity) with the expenditure requirements of the Company and repayment of the short-term payable, if any, as and when they fall due.

The Company has considered whether there is substantial doubt about its ability to continue as a going concern. Cash flow from operations and capital proceed from listing have been utilized to finance the working capital requirements of the Company. The Company’s net current assets USD16.66 million as of March 31, 2025 and had a positive balance of USD 7.70 million in cash and cash equivalents, which is unrestricted as to withdrawal and use as of March 31, 2025. In view of these circumstances, the management has given consideration to the future liquidity and performance of the Company and its available sources of finance in assessing whether the Company will have sufficient financial resources to continue as a going concern.

Cash Flows Analysis

Cash Flows for the Years ended March 31, 2024 and 2025

The following table sets forth a summary of our cash flows for the periods indicated.

	For the year ended March 31,
	2024	2025
	USD’000	USD’000
Net cash provided by/(used in) operating activities	144	(4,520)
Net cash provided by/(used in) investing activities	49	(887)
Net cash (used in)/provided by financing activities	(2,750)	6,708
(Decrease)/Increase in cash and cash equivalents	(2,557)	1,301
Effects of exchange rate changes	(106)	18
Cash and cash equivalents at the beginning of the period	9,047	6,384
Cash and cash equivalents at the end of the period	6,384	7,703

Operating Activities

For the year ended March 31, 2024, net cash generated from operating activities of USD 0.14 million primarily resulted from our net income of USD 3.99 million, as adjusted for non-cash items and changes in operating activities. Adjustments for non-cash items consisted of depreciation of fixed asset and impairment loss on trade receivables. Changes in operating assets and liabilities mainly included:

(i)	decrease in deferring of listing cost of USD 0.84 million;

(ii)	decrease in inventories of USD 1.36 million;

(iii)	decrease in accounts receivable of USD 5.17 million;

(iv)	increase in accounts payable of USD 3.38 million.

For the year ended March 31, 2025, net cash used in operating activities of USD 4.52 million primarily resulted from our net income of USD 3.62 million, as adjusted for non-cash items and changes in operating activities. Adjustments for non-cash items consisted of depreciation of fixed asset and impairment loss on trade receivables. Changes in operating assets and liabilities mainly included:

(i)	increase in deferring of listing cost of USD 0.84 million following the completion of listing;

(ii)	decrease in inventories of USD 0.19 million;

(iii)	increase in accounts receivable of USD 2.02 million;

(iv)	decease in accounts payable of USD 11.17 million.

Investing Activities

For the year ended March 31, 2024, the company has net cash provided by investing activities which is mainly due to increase in interest income received from bank.

For the year ended March 31, 2025, the company has net cash used in investing activities which is mainly due to increase in investment in financial assets measure at fair value through profit or loss (FVTPL).

Financing Activities

For the year ended March 31, 2024, net cash used in financing activities was USD 2.76 million, which was primarily driven by dividends paid to shareholders of USD 3.15 million and payment of lease rental of USD 0.20 million after an advance to related parties of USD 0.61 million.

For the year ended March 31, 2025, net cash provided in financing activities was USD 6.78 million, which was primarily provided by issuance of shares of USD 7.19 million during the year after the completion of listing and repayment of lease rental of 0.41 million.

Off Balance Sheet Arrangements

As of March 31, 2024 and 2025, the Company had no off-balance sheet financing arrangements.

Contractual Commitments

As of March 31, 2024 and 2025, the Company did not have any capital commitments.

Concentration of Credit Risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company’s credit risk is primarily attributable to its cash and cash equivalents, trade receivables, other receivables, and amounts due from related parties.

As at March 31, 2024 and 2025, approximately 82.9% and 70.0% of the Group’s trade receivable arose from 3 and 2 customers, respectively. In order to minimize the credit risk, the management has delegated a team responsible for determination of credit limits and credit approvals. Our accounts receivable is short term in nature and the associated risk is minimal. The Group conduct credit evaluations on our clients and generally do not require collateral or other security from such clients. The Group periodically evaluate the creditworthiness of the existing clients in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

Customer concentration risk

For the financial year ended March 31, 2024 and 2025, the Company have 3 and 2 customers accounted for approximately 82.2% and 79.7% of our total revenue. No other customer accounts for more than 10% of our revenue in either financial years.

For the Years ended March 31, 2023 and 2024

The Company has considered whether there is substantial doubt about its ability to continue as a going concern. Cash flow from operations and capital proceed from listing have been utilized to finance the working capital requirements of the Company. The Company’s net current assets USD 7.15 million as of March 31, 2024 and had a positive balance of USD 6.38 million in cash and cash equivalents, which is unrestricted as to withdrawal and use as of March 31, 2024. In view of these circumstances, the management has given consideration to the future liquidity and performance of the Company and its available sources of finance in assessing whether the Company will have sufficient financial resources to continue as a going concern.

Cash Flows Analysis

Cash Flows for the Years ended March 31, 2023 and 2024

The following table sets forth a summary of our cash flows for the periods indicated.

	For the year ended March 31,
	2023	2024
	USD’000	USD’000
Net cash provided by operating activities	11,079	144
Net cash (used in)/provided by investing activities	(3)	49
Net cash (used in) financing activities	(6,888)	(2,750)
Increase/(decrease) in cash and cash equivalents	4,188	(2,557)
Effects of exchange rate changes	(38)	(106)
Cash and cash equivalents at the beginning of the period	4,897	9,047
Cash and cash equivalents at the end of the period	9,047	6,384

Operating Activities

For the year ended March 31, 2023, net cash generated from operating activities of USD 11.08 million primarily resulted from our net income of USD 5.24 million, as adjusted for non-cash items and changes in operating activities. Adjustments for non-cash items consisted of depreciation of fixed asset and impairment loss on trade receivables.

Changes in operating assets and liabilities mainly included:

(i)	increase in inventories of USD 4.00 million;

(ii)	increase in accounts receivable of USD 3.23 million;

(iii)	decrease in accounts payable of USD 1.53 million.

For the year ended March 31, 2024, net cash generated from operating activities of USD 0.14 million primarily resulted from our net income of USD 3.99 million, as adjusted for non-cash items and changes in operating activities. Adjustments for non-cash items consisted of depreciation of fixed asset and impairment loss on trade receivables.

Changes in operating assets and liabilities mainly included:

(i)	decrease in deferring of listing cost of USD 0.84 million;

(ii)	decrease in inventories of USD 1.36 million;

(iii)	decrease in accounts receivable of USD 5.17 million;

(iv)	increase in accounts payable of USD 3.38 million.

Investing Activities

For the year ended March 31, 2023, the company has net cash used in investing activities which is mainly attributable to the purchase of plant and equipment by Mirae Asia Pasifik.

For the year ended March 31, 2024, the company has net cash from investing activities which is mainly interest income from bank.

Financing Activities

For the year ended March 31, 2023, net cash used in financing activities was USD 6.9 million, which was primarily driven by dividends paid to shareholders of USD 6.3 million and payment of lease rental of USD 0.21 million after a repayment to related parties of USD 0.35 million.

For the year ended March 31, 2024, net cash used in financing activities was USD 2.75 million, which was primarily driven by dividends paid to shareholders of USD 3.15 million and payment of lease rental of USD 0.20 million after an advance to related parties of USD 0.61 million.

Off Balance Sheet Arrangements

As of March 31, 2023 and 2024, the Company had no off-balance sheet financing arrangements.

Contractual Commitments

As of March 31, 2023 and 2024, the Company did not have any capital commitments.

Concentration of Credit Risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company’s credit risk is primarily attributable to its cash and cash equivalents, trade receivables, other receivables, and amounts due from related parties.

As at March 31, 2023 and 2024, approximately 76.9% and 82.9% of the Group’s trade receivable arose from 3 customers. In order to minimize the credit risk, the management has delegated a team responsible for determination of credit limits and credit approvals. Our accounts receivable is short term in nature and the associated risk is minimal. The Group conduct credit evaluations on our clients and generally do not require collateral or other security from such clients. The Group periodically evaluate the creditworthiness of the existing clients in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

Customer concentration risk

For the financial years ended March 31, 2023 and 2024, the Company has 3 customers accounted for 89.8% and 82.2% respectively of our total revenue. No other customer accounts for more than 10% of our revenue for the financial year ended March 31, 2024.

Non-Reporting Standards Financial Information

In addition to the financial results presented in accordance with Reporting Standards throughout this Annual Report on Form 20-F, we also provide certain non-Reporting Standards financial measures below. These adjusted measures, including operating income, net income attributable to the Company, and earnings per share attributable to ordinary shareholders for the fiscal year ended March 31, 2025, exclude specific non-recurring, infrequent, or unusual items. We believe these items are not reflective of our ongoing business operations and that their exclusion provides a clearer view of our underlying performance.

These non-Reporting Standards measures are not intended to replace our financial results prepared in accordance with Reporting Standards. Rather, we believe they offer investors additional insight to better compare our operational performance over time. Please note that our definitions of these non-Reporting Standards financial measures may differ from similarly titled metrics used by other companies. The table below provides a reconciliation between each non-Reporting Standards measure and its most directly comparable measure under Reporting Standards.

	For Financial Year Ended
	March, 31	March, 31
	2024	2025	Variance
	USD’000	USD’000	USD’000%
Reconciliation of Reported to Adjusted Operating Income
Reported net profit attributable to the shareholders	3,284	2,819	(465)	(14.16)%
Investor relation expenses (i)	-	193	193	100.00%
Professional fees (ii)	-	54	54	100.00%
Director fees(iii)	-	507	507	100.00%
Adjusted net profit attributable to the shareholders	3,284	3,573	289	8.00%

Number of ordinary shares as of year end	22,500,000	23,342,466

Adjusted earnings per share attributable to ordinary shareholders	0.15	0.15	-	-

(i)	For the financial year ended March 31, 2025, the Company have incurred USD193,000 investor relation expense in relation to the listing of the company on NYSE American.

(ii)	For the financial year ended March 31, 2025, the Company have incurred USD54,000 legal advisory fees in relation to the reorganization of the Group in relation to the listing of the company on NYSE American.

(iii)	For the financial year ended March 31, 2025, the Company have incurred USD507,000 on director fees.

These expenses are adjusted from the net profit attributable to the shareholders as these expenses are incurred not directly in relate to the Company business operation.

5.C. Research and Development, Patent and Licenses, etc.

Please refer to “Item 4. Information on the Company - D. Property, Plant and Equipment - Intellectual Property.

5.D. Trend Information.

Global Lingerie Market Outlook

Based on the research report issued by Grand View Research, Inc. in October 2023, the global lingerie market was valued at USD88.32 billion in 2022 and is projected to grow at a CAGR of 5.7% through 2030. The lingerie market is expected to be driven by various factors over the coming years, including the growing awareness of wearing the right size, the increasing body-positive generation Z consumer base, and the rising purchasing power of women. In addition, the market is experiencing growth due to the wider availability of a diverse range of products in multiple designs, catering to various purposes such as everyday wear, sportswear, athleisure, and specialty products such as bridal to maternity wear.

The global lingerie market is growing steadily, with more people becoming aware of wearing the right size and a rising demand for diverse designs. For BrilliA, this means there are great opportunities to expand its lingerie business. By offering a wide range of products that cater to different needs, such as everyday wear, sports, and specialty items like bridal lingerie, BrilliA can attract more customers and stay competitive. It’s all about understanding what customers want and meeting those needs with quality products.

The global lingerie market is marked by intense competition among established and emerging brands, with factors such as brand reputation, product innovation, pricing strategies, marketing efforts, and customer loyalty influencing the competitive landscape. The competition within the market is expected to remain strong as brands aim to capture market share and meet evolving customer demands. Innovation, including wireless bras, seamless construction, inclusive sizing, and sustainability, is a key driver, with brands investing in R&D to align with consumer preferences.

Effective marketing, through advertising, influencer collaborations, and social media, is crucial for brand visibility and consumer connection. As the market evolves, technological advancements, shifting consumer attitudes, and e-commerce’s rise provide opportunities for smaller brands to compete globally. Additionally, a focus on sustainability and ethical practices is seen as a means for brands to differentiate themselves and gain a competitive edge.

SUPPLIER SELECTION CRITERIA BY BRANDS

Suppliers play a crucial role in the success of companies in the lingerie market. Suppliers include suppliers of materials and components and garment vendors/production facilities. The lingerie market is highly competitive and demands high-quality products, innovation, and timely deliveries to meet customer expectations. Major brands in the lingerie market have specific criteria that they consider when choosing suppliers.

Major lingerie brands prioritize quality, ensuring customer satisfaction and loyalty. Key players like Tennor Holding B.V. (La Perla), Wacoal Holdings Co., Ltd., and Victoria’s Secret Stores, LLC. demonstrate this commitment. Furthermore, ethical and sustainable practices are crucial, with brands aligning with consumer values and collaborating with suppliers committed to ethical and sustainable practices. Suppliers with recognized sustainability certifications, such as GOTS, OEKO-TEX, and Fair Trade, are preferred.

In the intricate web of supplier selection, Bra Pro and MAP adhere to a systematic approach. Bra Pro scrutinizes material suppliers not solely on product offerings but also on values like sustainability, quality, and innovation. Each supplier is carefully vetted to ensure alignment with Bra Pro’s customer’s standards.

Similarly, when assessing garment vendors and production facilities, both Bra Pro and MAP prioritize craftsmanship and dedication alongside technical capability. They seek manufacturers who share their commitment to delivering high-quality products.

In summary, supplier selection is a strategic process aimed at ensuring alignment with their shared goals of sustainability, quality, and innovation, both in materials and production.

Below are list of selected lingerie contract manufacturers Southeast Asia for the purpose of comparison.

SOUTHEAST ASIA LANDSCAPE

As part of our future plan, the Company intends to develop DIANA brand in Southeast Asia. Please see the analysis below on Southeast Asia Linger Market based on the research report issued by Grand View Research, Inc in October 2023.

Southeast Asia Lingerie Market

The Southeast Asia lingerie market size was valued at USD 3.42 billion in 2022 and is expected to grow at a compounded annual growth rate (CAGR) of 5.3% from 2023 to 2030. The rising disposable income levels across the region have resulted in increased consumer spending on fashion and intimate wear. This trend is projected to drive the lingerie market in the region during the forecast period. In addition, the shifting cultural attitudes toward lingerie, emphasizing self-expression and confidence, are expected to further boost the demand for lingerie in the region.

Moreover, women in Southeast Asian countries are increasingly seeking lingerie that prioritizes comfort and well-being. The concept of creating lingerie that prioritizes women’s emotional values and self-expression while considering comfort is a prominent trend in Southeast Asia’s lingerie market. This trend reflects the evolving preferences and values of Southeast Asian consumers, who are increasingly seeking lingerie that aligns with their lifestyles. As a result, lingerie brands that embrace these values and cater to the market’s specific needs are expanding their reach in the countries and are likely to thrive and drive positive changes in the local lingerie industry.

Consumer Trends and Preferences

Southeast Asian women’s lingerie market is influenced by cultural influences, changing societal norms, and evolving fashion sensibilities. The demand for comfortable and stylish lingerie is increasing, with new brands like NEIWAI entering the market.

Another notable trend is the emphasis on body positivity and inclusivity. Consumers are seeking lingerie that celebrates diverse body types, sizes, and shapes, challenging traditional beauty standards. This demand for diversity in the lingerie industry is driving the demand for marketing campaigns featuring models of different ethnicities, ages, and body types. Brands that empower individuals of all backgrounds resonate with consumers, helping them feel seen, valued, and inspired to embrace their unique beauty.

Southeast Asia Lingerie Market Outlook, by Product: Key Takeaways

Southeast Asia Lingerie Market Outlook, by Distribution Channel: Key Takeaways

Based on the figures above, the Southeast lingerie market by offline distribution channel was valued at USD 2.39 billion in 2022 and is projected to grow to USD 3.48 billion in 2030. The Southeast lingerie market by online distribution channel was valued at USD1.04 billion in 2022 and is projected to grow to USD1.67 billion in 2030.

BrilliA’s business plan aligns with the CAGR growth projections for the Southeast lingerie market. By diversifying its offerings under the licensed brand DIANA and expanding into new product categories such as sleepwear, baby wear, active wear, and period panties, BrilliA aims to capitalize on the projected market growth. This expansion strategy, combined with the establishment of boutique retail stores in key regions, is poised to fuel the company’s growth trajectory in line with the forecasted CAGR.

Additionally, targeting a younger demographic with fast-fashion brands and leveraging online channels, including the company’s website, social media platforms, and influencer partnerships, reflects BrilliA’s commitment to tapping into evolving consumer trends and preferences. These digital initiatives are expected to contribute to the company’s growth momentum, complementing its offline retail presence.

Furthermore, by creating an accessible e-commerce platform and implementing a comprehensive digital marketing strategy encompassing social media marketing, targeted advertisements, and search engine optimization, BrilliA seeks to amplify brand visibility and customer engagement. This concerted effort in online branding and marketing is poised to drive traffic to the company’s website and ultimately contribute to its overall CAGR growth objectives.

In essence, BrilliA’s strategic initiatives are designed to capitalize on the projected CAGR growth of the Southeast lingerie market by expanding its product offerings, enhancing brand visibility both online and offline, and catering to the evolving needs of consumers across different demographics.

Southeast Asia Lingerie Market: Country Outlook

Indonesia accounted for a 30.9% share and held a market size of USD 1,056.4 million in 2022 in the Southeast Asia lingerie market. With a vast and diverse population of over 270 million, nearly half being females, Indonesia presents a significant consumer base for lingerie products. Increased disposable income and growing consumer spending, particularly on fashion and intimate wear, contribute to the high demand for lingerie in the country. In Singapore, the lingerie market is expected to grow at a CAGR of 6.9% from 2023 to 2030. This growth is fueled by fashion-conscious consumers willing to invest in quality lingerie that aligns with the latest trends. The emergence of sustainable lingerie startups like Perk by Kate and Ashley Summer Co further augments the market expansion.

For BrilliA, understanding the market dynamics of key regions like Indonesia and Singapore presents valuable opportunities for strategic expansion. Indonesia’s substantial market size and demographics, with a large and diverse population, make it an attractive target for the company’s growth initiatives. With nearly half of Indonesia’s population being females and the rising disposable income and consumer spending on fashion and intimate wear, BrilliA can capitalize on this growing demand by strategically positioning its DIANA brand and expanding its retail presence in the country.

Similarly, Singapore’s projected growth in the lingerie market, driven by fashion-conscious consumers seeking quality and trendy lingerie, offers BrilliA a promising market segment to target. By aligning its product offerings with the latest trends and emphasizing quality and innovation, BrilliA can carve out a significant market share in Singapore. Moreover, the emergence of sustainable lingerie startups in the region underscores the importance of ethical and eco-friendly practices, which BrilliA can incorporate into its brand identity to appeal to environmentally conscious consumers.

Overall, leveraging the insights from the lingerie market dynamics in Indonesia and Singapore, BrilliA can tailor its business strategies to penetrate these markets effectively, expand its customer base, and drive sustainable growth under the DIANA brand.

STRATEGY MAPPING

Based on the figures above, players that use new product launches and expansions as their strategy to widen their business accounted for more than 50%. Many companies in the Southeast Asia lingerie market focus on product launches to gain a competitive edge over players. By expansion, players widen their market reach and increase product accessibility across regional borders.

BrilliA can leverage the insights from the Southeast Asia lingerie market to inform its business strategies. Given that over 50% of companies in the market focus on new product launches and expansions, BrilliA can adopt similar tactics to drive growth and gain a competitive edge.

For BrilliA, this could mean consistently introducing new and innovative lingerie designs under the DIANA brand, catering to evolving consumer preferences and trends. By emphasizing product quality, fashion-forward designs, and inclusivity, BrilliA can differentiate itself in the market and attract a wider customer base.

Moreover, expanding its presence into new markets within Southeast Asia and beyond, such as Indonesia, Singapore, and other ASEAN countries, aligns with the industry trend of geographical expansion. Establishing boutique retail stores in these regions under the DIANA brand can enhance brand visibility, increase product accessibility, and capture market share in high-potential markets.

By strategically combining new product launches with geographical expansion, BrilliA can effectively widen its business reach, strengthen its market position, and capitalize on the growth opportunities presented in the Southeast Asia lingerie market. This approach aligns with BrilliA’s vision of becoming a globally recognized lingerie company known for innovation, quality, and ethical practices under the DIANA brand.

5.E. Critical Accounting Estimates.

 In preparing the financial statements, management has made judgements and estimates that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively. Estimates are based on historical experience and other factors, including expectations about future events that may have a financial impact on the Company and that are believed to be reasonable under the circumstances.

(i)	Judgements

Management is of the opinion that there are no instances of application of judgement expected to have a significant effect on the amounts recognized in the financial statements.

(ii)	Assumptions and estimation uncertainties

The key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the financial year that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Impairment review of receivables

The management estimates the amount of loss allowance for expected credit loss (“ECL”) on receivables based on the changes in credit risk. The loss allowance amount is measured as the asset’s carrying amount and the present value of estimated future cash flows with the consideration of expected future credit losses. The assessment of the credit risk involves high degree of estimation and uncertainty. When the actual future cash flows are less than expected or more than expected, a material impairment loss or a material reversal of impairment loss may arise.

Allowances for inventories

Management determines whether an allowance is required for inventories obsolescence or slow-moving stock or for any shortfall in net realizable value of inventories by reviewing the inventory listing on a periodic basis. The review involves an analysis of the inventories ageing, a comparison of the carrying value of the inventory items with the respective net realizable value as well as the forecasted demand for the inventories. Arising from the review, management sets up the necessary allowance for obsolete and slow-moving inventories or for any short fall in the net realizable value of the inventories.

Depreciation of property, plant and equipment

The Company’s property, plant and equipment are depreciated on a straight-line basis over their useful lives. Useful lives of these assets are estimated by management based on common life expectancies and usage level of the Company. Changes in the expected level of usage could impact the economic useful lives and the residual values of these assets, therefore future depreciation charges could be revised.

Income taxes

Significant judgement is required in determining the tax allowances, deductibility of certain expenses and taxability of certain income during the estimation of the provision for income taxes. There are transactions during the ordinary course of business for which the ultimate tax determination is uncertain. The Company recognizes tax liabilities based on estimates of whether additional taxes would be due. Where the final tax outcome is different from the amounts that were initially recorded, such differences would impact the income tax and deferred tax provisions in the period in which such determination is made.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table sets forth the names, ages and titles of our Directors and Executive Officers

Name	Age	Title
Mr. Salim Podiono	55	Chairman, Director
Mr. Kendrew Hartanto	54	Chief Executive Officer
Mr. Koh Wah Seng Philip	58	Chief Financial Officer

Independent Directors

Name	Age	Title
Mr. Kok Poh Fui	55	Independent Director
Mr. Karl-Heinz Barth	62	Independent Director
Mr. Gary H. Kronfeld	70	Independent Director
Ms. Iming Bahari	52	Independent Director

No arrangement or understanding exists between any such Director or officer and any other persons pursuant to which any Director or executive officer was elected as a Director or executive officer. Our Directors are elected annually and serve until their successors take office or until their death, resignation, or removal. The Executive Officers serve at the pleasure of the Board of Directors.

Executive Directors and Officers:

Mr. Salim Podiono, Director

Mr. Salim Podiono is the co-founder and director of the Company. His appointment as Executive Director and Chairman of the board of directors of the Company shall begin immediately upon the Company’s listing on NYSE American. He is a visionary leader with an illustrious career in the garment industry spanning over three decades. His invaluable expertise in manufacturing, marketing, and distribution has been pivotal in the Company’s success and exponential growth. He holds a bachelor’s degree in marketing and a Master’s Degree in Finance from George Washington University.

Mr. Kendrew Hartanto, Chief Executive Officer

Mr. Kendrew Hartanto is our Chief Executive Officer. He is primarily responsible for the overall management of the Company and oversees the Company’s operations, functions, and business activities.

He began his career as a banker in Indonesia for three years before shifting his focus to the women’s intimate industry.

With over 28 years of extensive and diverse experience in the women’s fashion industry, Mr. Hartanto has been involved in sourcing, design, and production across different countries, including Indonesia, PRC, and Thailand. He has held various management positions throughout his career, ranging from Marketing Manager and Business Development Director to Chief Operating Officer and Chief Executive Officer. Thanks to his vast experience, broad exposure, and entrepreneurial skills, Mr. Hartanto has earned a respected reputation among suppliers and customers worldwide. Currently, Mr. Hartanto serves as an operational consultant for MAP and Bra Pro.

Mr. Hartanto holds a Bachelor of Science degree in Finance and Marketing from the University of Southern California, Los Angeles.

Mr. Koh Wah Seng Philip, Chief Financial Officer

Mr. Philip Koh serves as our Chief Financial Officer and is responsible for overseeing the Company’s financial reporting, accounting operations, statutory financial audit reporting, and coordination of corporate tax and indirect tax submissions. He also manages budgeting and financial forecasting and plays a key role in developing and implementing financial policies and procedures in our business processes.

With more than 25 years of hands-on experience in operational accounting, Mr. Koh has a strategic mindset and a proven track record in revitalizing, restructuring, and enhancing organizational infrastructure, technologies, processes, and financial measurement systems. He has worked with several listed companies in Singapore, including Guthrie GTS Ltd, Koh Brothers Group, and Hong Leong Corporation from 1994 to 1998. Between 1998 and 2005, he held positions in various multinational corporations such as Li Xin-Flextronics International (Singapore), VST Distribution (Singapore), and Volvo Group.

Mr. Philip Koh holds a Bachelor of Business Degree in Accounting from Monash University, Australia, earned in 1993.

Independent Directors:

Mr. Kok Poh Fui, Independent Director, Audit Committee Chairman

Mr. PF Kok serves as chairman of the audit committee and as a member of the compensation and nomination committees.

Mr. PF Kok is Executive Director of Xin Hwa Holdings Berhad. Micron metal engineering Sdn Bhd and Yiwugou ecommerce Sdn Bhd. He was previously the Chief Financial Officer of Xin Hwa Holdings Berhad.

He is a member of the Association of Chartered Certified Accountants (“ACCA”) since 1998 and a member of the Malaysian Institute of Accountants since 1999. He was admitted as a Fellow of ACCA in 2003. Upon obtaining his London Chamber of Commerce and Industry (“LCCI”) Diploma in Accounting in 1991, he began his career as a Lecturer for LCCI International Qualifications at Cambridge College in Johor Bahru, Johor Darul Takzim (currently known as I-Systems College Johor Bahru) in the same year. He then joined SQ Associates as a Senior Audit Assistant in 1995 and left SQ Associates in 1997 to join Singamip Enterprise Pte Ltd in Singapore as an Accountant. He then joined Chye Hup Heng Sdn. Bhd. as the Group Financial Controller in 1998. In 2010, he joined SMC Consulting Sdn. Bhd., a company that was established by himself and three (3) other parties in 2000 as a Business Consultant, advising on accounting, tax and internal control matters.

Mr. Karl-Heinz Barth, Independent Director Compensation Committee Chairman

Mr. Karl-Heinz Barth serves as chairman of the compensation committee and as a member of the audit and nomination committees.

Mr. Barth is a renowned expert in the underwear industry, with a career spanning over 25 years at Triumph International. He excelled in the private label business, expanding it in Europe and establishing global 3rd party production capacities. As the managing director of Corsina Europe and DORINA, he oversaw the entire supply chain and introduced a convenient one-stop shopping system. In 2011, he founded his own company, BRACLUB GmbH. Mr. Barth is internationally recognized for his expertise in private label and bodywear supply chain management, with an extensive network in the textile industry based on his long-term experience. Mr. Barth graduated from Heidenheim University in Germany with a Bachelor of Arts in Business Economy.

Mr. Gary Kronfeld, Independent Director, Nomination Committee Chairman

Mr. Gary Kronfeld serves as chairman of the nomination committee and as a member of the audit and compensation committees.

Mr. Kronfeld served as VP of International Operations for SPIRITE INDUSTRIES INC before taking over as Chief Executive Officer. SPIRITE designed, manufactured, sourced, and distributed both branded and private label Intimate Apparel to major retailers throughout the US, Canada, Mexico, and the Caribbean. He also currently is President of S.I.I. Resources, a private financial services firm.

Mr. Kronfeld graduated from The University of Florida with a B. S. from their esteemed School of Journalism and Communications, with a minor from the school of Business and Economics. He was born in Chicago, and currently splits his time between New Jersey and Boca Raton, Florida.

Ms. Iming Bahari, Independent Director

Ms. Iming Bahari serves as member of the nomination, audit and compensation committees.

Ms. Iming Bahari is a seasoned professional with nearly 30 years of experience in the workforce. For the past 15 years, she has dedicated her career to HR in diverse sectors such as Fast-Moving Consumer Product, Logistics and Tourism.

She graduated with a Bachelor of Commerce in Finance and Banking from Curtin University, Western Australia, in 1994. Over the years, Ms. Bahari has relentlessly pursued professional development, earning recognition as a certified IHRP-Senior Professional by the Institute for Human Resources Professional in Singapore and becoming a Workplace Big 5 Practitioner.

Currently serving as the Vice President of Human Capital Management at Mandai Wildlife Group, Ms. Bahari is an agile, resilient and nurturing HR professional. She is committed to drive positive changes in both business and the lives of the people she touches. As a dedicated HR leader, she is deeply passionate about identifying and nurturing talents, providing guidance and coaching for professional and personal growth. Ms. Bahari seamlessly balances strategic thinking with grounded execution, demonstrating adaptability and exceptional ability to connect and communicate with individuals at all organizational levels.

6.B. Compensation

Compensation of Executive Directors and Executive Officers

For the financial year ended March 31, 2025, we paid an aggregate of approximately $916,247 in cash to our Executive Directors and Executive Officers.

Employment Agreements

Employment Agreement between BrilliA Inc and Mr. Kendrew

Effective as of December 1, 2023, Mr. Kendrew entered into an Employment Agreement with the Company. The agreement provides for an annual base salary of $180,000, together with such additional discretionary bonus. Mr. Kendrew’s employment will continue indefinitely, subject to termination by either party to the agreement upon 1 month prior written notice. The agreement also provides that Mr. Kendrew shall not, during the term of the agreement and for 24 months after cessation of employment, carry on business in competition with the Group.

Employment Agreement between BrilliA Inc and Mr. Philip

Effective as of December 1, 2023, Mr. Philip entered into an Employment Agreement with the Company. The agreement provides for an annual base salary of $162,000, together with such additional discretionary bonus. Mr. Philip’s employment will continue indefinitely, subject to termination by either party to the agreement upon 1 month prior written notice. The agreement also provides that Mr. Philip shall not, during the term of the agreement and for 24 months after cessation of employment, carry on business in competition with the Group.

Directors’ Agreements

We currently pay (i) our executive director and chairman of the board of directors, Mr. Salim an annual compensation of $120,000 and (ii) each of our independent directors, Mr. Kok Poh Fui, Mr. Karl-Heinz Barth, Mr. Gary Kronfeld and Ms. Iming Bahari, an annual compensation of $30,000 in cash for each of them respectively. We have entered into director offer letters with each of our executive directors and independent directors on December 1, 2023. We will also reimburse all directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. The terms and conditions of such Directors’ Agreements are similar in all material aspects. Each executive director’s Agreement is for an initial term of one year and will continue until the director’s successor is duly elected and qualified. Each independent director’s Agreement is for1 year. Each Director will be up for re-election each year at the annual shareholders’ meeting and, upon re-election, the terms, and provisions of his or her Director’s Agreement will remain in full force and effect. Any Director’s Agreement may be terminated for any or no reason by the Director or at a meeting called expressly for that purpose by a vote of the shareholders holding more than 50% of the Company’s issued and outstanding Class A Shares entitled to vote, by ordinary resolution or the affirmative vote of a simple majority of the Directors present and voting at a board meeting or by unanimous written resolution of the Directors entitled to attend and vote at a meeting of the Directors.

Under the Directors’ Agreements, the Company agrees, to the maximum extent provided under applicable law, to indemnify the Directors against liabilities and expenses incurred in connection with any proceeding arising out of, or related to, the Directors’ performance of their duties, other than any such losses incurred as a result of the Directors’ gross negligence or willful misconduct.

Other than as disclosed above, none of our Directors has entered into a service agreement with our Company or any of our subsidiaries that provides for benefits upon termination of employment.

Clawback Policy adopted by the Board

On November 20, 2024 the Board adopted the Executive Compensation Recovery Policy providing for the recovery of certain incentive-based compensation from current and former executive officers of the Company in the event the Company is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Executive Compensation Recovery Policy was mandated by new NYSE American listing standards introduced pursuant to Exchange Act Rule 10D-1. The Executive Compensation Recovery Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002 which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer.

6.C. Board Practices

Committees of the Board of Directors

Our board of Directors has established an audit committee, a compensation committee and a nomination committee, each of which operates pursuant to a charter adopted by our board of Directors. The board of Directors may also establish other committees from time to time by way of a simple majority decision to assist our company and the board of Directors. The composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, NYSE American and SEC rules and regulations, if applicable. Each committee’s charter is available on our website at brilliaincorporated.com. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be part of this annual report.

Mr. Kok Poh Fui, Mr. Karl-Heinz Barth, Mr. Gary Kronfeld and Ms. Iming Bahari serves on the audit committee, which is chaired by Mr. Kok Poh Fui. Our Board has determined that each are “independent” for audit committee purposes as that term is defined by the rules of the SEC and NYSE American, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our Board has designated Mr. Mr. Kok Poh Fui as an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

●	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

●	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

●	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

●	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

●	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

●	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns; recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 20-F;

●	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

●	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

●	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

●	reviewing earnings releases.

Compensation committee

Mr. Kok Poh Fui, Mr. Karl-Heinz Barth, Mr. Gary Kronfeld and Ms. Iming Bahari serves on the compensation committee, which is chaired by Mr. Karl-Heinz Barth. Our board of Directors has determined that each such member satisfies the “independence” requirements of Section 803(2) of the NYSE American Company Guide. The compensation committee’s responsibilities include:

●	evaluating the performance of our chief executive officer in light of our company’s corporate goals and objectives and, based on such evaluation: (i) recommending to the Board the cash compensation of our chief executive officer, and (ii) reviewing and approving grants and awards to our chief executive officer under equity-based plans;

●	reviewing and recommending to the Board the cash compensation of our other executive officers;

●	reviewing and establishing our overall management compensation, philosophy and policy;

●	overseeing and administering our compensation and similar plans;

●	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable NYSE American rules;

●	retaining and approving the compensation of any compensation advisors;

●	reviewing and approving our policies and procedures for the grant of equity-based awards;

●	reviewing and recommending to the Board the compensation of our Directors; and

●	preparing the compensation committee report required by SEC rules, if and when required.

Nomination committee

Mr. Kok Poh Fui, Mr. Karl-Heinz Barth, Mr. Gary Kronfeld and Ms. Iming Bahari serves on the nomination committee, which is chaired by Mr. Gary Kronfeld. Our Board has determined that each member of the nomination committee is “independent” as defined in the applicable NYSE American rules. The nomination committee’s responsibilities include:

●	developing and recommending to the Board criteria for board and committee membership;

●	establishing procedures for identifying and evaluating Director candidates, including nominees recommended by stockholders; and

●	reviewing the composition of the Board to ensure that it is composed of members containing the appropriate skills and expertise to advise us.

While we do not have a formal policy regarding board diversity, our nomination committee and Board will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (not limited to race, gender or national origin). Our nomination committee’s and Board’ priority in selecting board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experience and expertise relevant to our growth strategy.

Foreign Private Issuer Status

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of NYSE American, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with NYSE American corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

●	Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, from providing current reports on Form 8-K disclosing significant events within four days of their occurrence, and from the disclosure requirements of Regulation FD.

●	Exemption from Section 16 rules regarding sales of ordinary shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

●	Exemption from NYSE American rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in NYSE American rules, as permitted by the foreign private issuer exemption.

●	Exemption from the requirement that our Board have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

●	Exemption from the requirements that director nominees are selected, or recommended for selection by our Board, either by (1) independent directors constituting a majority of our Board’ independent directors in a vote in which only independent directors participate, or (2) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

Furthermore, Section 110 of the NYSE American Company Guide provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules set forth in Sections 801 to 809 of the Company Guide, provided that we nevertheless comply with NYSE American’s Notification of Noncompliance requirement and disclose each requirement that we do not follow and describe the home country practice followed instead and that we intend to have an audit committee that satisfies Section 803 of the NYSE American Company Guide consisting of committee members that meet the independence requirements of 803(2) of the NYSE American Company Guide. If we rely on our home country corporate governance practices in lieu of certain of the rules of NYSE American, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of NYSE American. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Although we are permitted to follow certain corporate governance rules that conform to Cayman Islands requirements in lieu of many of NYSE American corporate governance rules, we comply with NYSE American corporate governance rules applicable to foreign private issuers.

Duties of Directors

Under Cayman Islands law, our directors owe the company certain statutory and fiduciary duties including, among others, a duty to act honestly, in good faith, for a proper purpose and with a view to what the directors believe to be in the best interests of the company. Our directors are also required, when exercising powers or performing duties as a director, to exercise the care, diligence, and skill that a reasonable director would exercise in the same circumstances, taking into account without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken. In the exercise of their powers, our directors must ensure neither they nor the company acts in a manner which contravenes the Companies Act or our Amended and Restated Memorandum and Articles of Association, as amended and restated from time to time. A shareholder has the right to seek damages for breaches of duties owed to us by our directors.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares in our company, including the registration of such shares in our share register.

6.D. Employees

We employed 224 persons as of the date of this annual report, 220 persons as of March 31, 2025, 194 persons as of March 31, 2024, and 171 persons as of March 31, 2023. Our employees are not covered by collective bargaining agreements.

Time Period
March 31, 2025	220
March 31, 2024	194
March 31, 2023	171

The following table sets forth the breakdown of our employees by activity as of the date of this annual report:

Function
Finance & Account	22
Purchasing Control	20
Design	14
Human Resource	10
Information Technology	5
Planning	13
Quality Control	10
Marketing Support	25
Merchandiser Support	24
Costing	21
Sample	54
Driver	6
Total	224

Our employees are not covered by collective bargaining agreements. We consider our labor practices and employee relations to be good.

6.E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our share capital by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our shares;

●	each of our named Executive Officers;

●	each of our Directors; and

●	all of our current Executive Officers and Directors as a group.

The number and percentage of Class A Ordinary Shares are based on 25,000,000 Class A Ordinary Shares issued and outstanding as of the date of this annual report.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the SEC and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within sixty (60) days through the conversion or exercise of any convertible security, warrant, option or other right. More than one (1) person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within sixty (60) days, by the sum of the number of shares outstanding as of such date, plus the number of shares as to which such person has the right to acquire voting or investment power within sixty (60) days. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. Except as otherwise indicated below and under applicable community property laws, we believe that the beneficial owners of our shares listed below have sole voting and investment power with respect to the shares shown.

Unless otherwise noted below, the address of each person listed on the table is 220 Orchard Road, Unit 05-01, Midpoint Orchard, Singapore 238852.

6.F. Disclosure of Action to Recover Erroneously Awarded Compensation

There was no erroneously awarded compensation that was required to be recovered pursuant to the Company’s Executive Compensation Recovery Policy during the fiscal year ended March 31, 2025.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees - 6.E. Share Ownership.”

7.B. Related Party Transactions

We have adopted an audit committee charter, which requires the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the committee.

Executive Officers and Directors	Amount of Beneficial Ownership of Class A Shares(1)	Percentage Ownership of Class A Shares)	Amount of Beneficial Ownership of Class B Shares	Percentage Ownership of Class B Shares	Combined Voting Power of Class A and Class B Shares(2)
Directors and Named Executive Officers:
Mr. Salim Podiono	14,196,696	56.8%	5,625,000	100%	92.1%
Mr. Kendrew Hartanto	2,386,981	9.6%	—	—	1.7%
Mr. Koh Wah Seng Philip	—	—	—	—	—
Mr. Kok Poh Fui	—	—	—	—	—
Mr. Karl-Heinz Barth	—	—	—	—	—
Mr. Gary H. Kronfeld	—	—	—	—	—
Ms. Iming Bahari	—	—	—	—	—
5% or Greater Stockholders
Nursalim	2,355,735	9.4%	—	—	1.7%
SF Shim	3,560,588	14.2%	—	—	2.6%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Class A Shares and Class B Shares. All shares represent only Class A Ordinary Shares and Class B Ordinary Shares held by shareholders as no options are issued or outstanding.

(2)	Calculation based on 25,00,000 Class A Shares and 5,625,000 Class B Shares issued and outstanding. Holders of Class A Share are entitled to one (1) vote per share. Holders of Class B are entitled to twenty (20) votes per share.

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” below we describe transactions since 2022, to which we have been a participant, in which the amount involved in the transaction is material to our company and in which any of the following is a party: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our Company that gives them significant influence over our Company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of our Company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

1) Nature of relationships with related parties

Name	Relationship with the Company
PT Star Alliance Intimates	Mr. Kendrew Hartanto has a 39.11% shareholding in the company
SCP International	Mr. Koh Wah Seng Philip is a Director (appointed from December 21, 2022) and has a 82% shareholding in the company
LGK Hong Kong Ltd.	Mr. Shim Siang Fan is a director and has a 100% shareholding in the company
PT FGX Indonesia	Mr. Nursalim Podiono has a 99.9% shareholding in the company
PT Sinar Klaten Makmur	Mr. Nursalim Podiono has a 99.36% shareholding in the company
PT Diana Mode Indonesia	A company where Mr. Salim Podiono and Mr. Nursalim Podiono are both directors and each have a 25% shareholding in the company
PT Diana Retail Indonesia	Mr. Halim Podiono, a sibling of Salim Podiono has a 95% shareholding in the company
PT Gunung Mas International	Mr. Taslim Podiono, a sibling of Salim Podiono and Nursalim Podiono, has a 55% shareholding in the company
Lejaby Maison De Creation	Mr. Salim Podiono has 100% shareholding in the company.
Mr. Salim Podiono	Chairman of the board of directors, and controlling shareholder of the Company.
Mr. Nursalim Podiono	Shareholder of 9.4% of the issued Class A Shares in the Company
Mr. Shim Siang Fan	Shareholder of 14.2% of the issued Class A Shares in the Company

2) Related party transactions

(a) PT Star Alliance Intimates

Bra Pro engage PT Star Alliance Intimates as contract manufacturer on order by order basis to complete orders received from customers. Contract manufacturers charges to produce ladies’ undergarments based on a CMTP (Cutting Manufacturing, Trimming and Packaging) pre-determined range of rates and estimated quantity. Please refer to exhibit 10.12 for more information regarding the range of CMTP rates and annual quantity charged by PT Star Alliance.

(b) SCP International

Bra Pro has enlisted SCP International as a service provider to manage the distribution of customer orders to the appropriate contract manufacturers. An exhibit 10.13 is filed with this annual report. This contract has been terminated as of December 31, 2022.

(c) PT Gunung Mas International

On October 11, 2023, MAP entered into a trademark license agreement with PT Gunung Mas International to use the trademark of DIANA within and outside Indonesia. The trademark license agreement is effective from January 1, 2024 to December 31, 2025. During this period, MAP is obligated to pay a minimum license fee to PT Gunung Mas

International. The minimum amount is set at USD100,000 or IDR1,500,000,000 per annum or 5% of turnover/profit (whichever is higher). There is no license fee payment made to PT Gunung Mas International in the financial years ended March 31, 2022 and 2023, and the six months ended September 30, 2022 and 2023. Total license fee made to PT Gunung Mas International between October 1, 2023 to March 31, 2024 are IDR375,000 thousands (US$23,655).

(c) PT Diana Mode Indonesia

Subsequently, PT Gunung Mas International transferred the licensing right to PT Diana Mode Indonesia. On April 4, 2024, MAP entered into a trademark license agreement with PT Diana Mode Indonesia to use the trademark of DIANA within and outside Indonesia. The trademark license agreement is effective from 1 April 2024 until various dates based on the validity of protection of each of the trademarks. During this period, MAP is obligated to pay a minimum royalty to PT Diana Mode Indonesia. The minimum amount is set at USD100,000 or IDR1,500,000,000 per annum or 5% of turnover/profit (whichever is higher). Please refer to exhibit 10.10 for more information.

(d) Salim Podiono

On May 28, 2024, MAP entered into a lease agreement with Salim Podiono to rent the company office at Jalan Jembatan Tiga Barat Blok B, No.7 (Komplex Pergudangan Bimoli) Penjaringan, Jakarta Utara 14450 from Mr. Salim for a monthly rental of US$27,000 (IDR447,876 thousands) per month. Also Mr. Salim charged the Company management service fees of IDR688,500 thousand per quarter. The nature of the lease is disclosed in “Business — Real Property”.

(3) Related party balances

Net outstanding balances with related parties consisted of the following as March 31, 2023, 2024 and 2025:

Name of Companies/Related Parties	Nature of transactions	March 31, 2023	March 31, 2024	March 31, 2025
		USD	USD	USD
Amount due from related parties:
LGK Hong Kong Ltd(1)	Non-trade	100,000	—	—
PT Star Alliance Intimates(2)	Trade	—	460,162	234,577

Trade and other receivables:
PT Diana Retail Indonesia(3)	Trade	—	—	601,427
Lejaby Maison De Creation(4)	Trade	—	—	20,489
PT Gunung Mas International(5)	Non-trade	—	72,004	—

Trade and other payable:
PT Star Alliance Intimates(6)	Trade	190,350	282,139	—
LGK Hong Kong Ltd	Trade	—	—	125,093

Amount due to shareholder:
Shim Siang Fan(7)	Non-trade	8,171	56,895	51,678

(1)	Amount is short term and interest-free advances to LGK Hong Kong Ltd.
(2)	Amount is short term trade advances to PT Star Alliance Intimates as the contract manufacturer to support working capital required on customers’ orders.
(3)	Amount is trade receivables from PT Diana Retail Indonesia for sales of DIANA products.
(4)	Amount is trade receivables from Lejaby Maison De Creation for sales of goods.
(5)	Amount is prepayment made to PT Gunung Mas International for trademark license of DIANA.
(6)	Amount is trade payable to PT Star Alliance Intimates from contract manufacturers charges to produce ladies’ undergarments based on CMTP (Cutting Manufacturing, Trimming and Packaging) pre-determined rate.
(7)	Amount is financial assistance received from Shim Siang Fan as a shareholder of Bra Pro.

With regard to the Related Party Transactions related to trade, these were entered into in the ordinary course of business and are not unusual in their nature or conditions. The specific terms of these transactions have been disclosed as separate exhibits filed with this annual report. With regard to the Related Party Transactions not related to trade, these are not outstanding loans extended from the Company to the related parties. Rather, they were previously incurred for the reasons listed above. As of March 31, 2025, and as of the date of this annual report, all such amounts due from the related parties to the Company have been paid off.

C. Interests of Experts and Counsel

Not applicable for annual reports on Form 20-F.

Item 8. Financial Information

8.A. Consolidated Statements and Other Financial Information

Please refer to “Item 18. Financial Statements.”

Legal and Administrative Proceedings

We may from time to time be subject to various legal and regulatory proceedings arising in the ordinary course of our business. Claims and complaints arising out of actual or alleged violations of laws and regulations could be asserted against us by contractors, customers, employees, ex-employees and other platforms, industry participants or governmental entities in administrative, civil or criminal investigations and proceedings or by other entities.

We are currently not a party to any pending any material legal or administrative proceedings and are not aware of any events that are likely to lead to any such proceedings.

As of the date of this annual report, we are not a party to, and we are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or operations, nor have we experienced any incident of non-compliance which, in the opinion of our directors, is likely to materially and adversely affect our business, financial condition or operations.

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention.

Dividend Policy

While we currently have no plans to distribute dividends, in the event we consider distributing a dividend in the future, our Board shall take into account, among other things, the following factors when deciding whether to propose a dividend and in determining the dividend amount: (a) operating and financial results; (b) cash flow situation; (c) business conditions and strategies; (d) future operations and earnings; (e) taxation considerations; (f) interim dividend paid, if any; (g) capital requirement and expenditure plans; (h) interests of shareholders; (i) statutory and regulatory restrictions; (j) any restrictions on payment of dividends; and (k) any other factors that our Board may consider relevant. The payment of dividends, in certain circumstances is also subject to the approval of our Shareholders, the Companies Act and our Amended and Restated Memorandum and Articles of Association as well as any other applicable laws. Currently, we do not have any predetermined dividend distribution ratio.

Even if our Board decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board may deem relevant. In addition, we are a holding company and depend on the receipt of dividends and other distributions from our subsidiaries to pay dividends on our Ordinary Shares.

There are no foreign exchange controls or foreign exchange regulations under current applicable laws of the various places of incorporation of our significant subsidiaries that would affect the payment or remittance of dividends.

8.B. Significant Changes

Except as otherwise disclosed in this report, we have not experienced any significant changes since the date of our audited consolidated financial statements included herein.

Item 9. The Offer and Listing

9.A. Offer and listing details

Not applicable for annual reports on Form 20-F.

9.B. Plan of distribution

Not applicable for annual reports on Form 20-F.

9.C. Markets

Our Class A Ordinary Shares are listed on the NYSE American under the symbol “BRIA”.

9.D. Selling shareholders

Not applicable for annual reports on Form 20-F.

9.E. Dilution

Not applicable for annual reports on Form 20-F.

9.F. Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10. Additional Information

10.A. Share capital

Not applicable for annual reports on Form 20-F.

10.B. Memorandum and articles of association

The following are summaries of material provisions of our Amended and Restated Memorandum and Articles of Association and of the Companies Act, insofar as they relate to the material terms of our Class A Shares.

Objects of Our Company. Under our Amended and Restated Memorandum and Articles of Association, the objects of our company are unrestricted, and we are capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by section 27(2) of the Companies Act.

Class A Shares. Our Class A Shares are issued in registered form and are issued when registered in our register of members. Unless our board of directors determine otherwise, each holder of our Class A Shares will not receive a certificate in respect of their shares. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares. Subject to the provisions of the Companies Act and our Amended and Restated Memorandum and Articles of Association, our directors have general and unconditional authority to allot, grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. No share may be issued at a discount to par value except in accordance with the provisions of the Companies Act. The directors may refuse to accept any application for shares and may accept any application in whole or in part, for any reason or for no reason.

Class B Shares. Our Class B Shares are not transferable other than with the consent of the board of Directors in accordance with the Amended and Restated Articles of Association. The Class B Shares have no right to any share in dividends paid by the Company and, upon the Company’s winding up, each Class B Share will entitle the holder thereof to repayment of capital, but shall not confer on the holder any other right to any share in the distribution of the surplus assets of the Company. Holders of Class B Shares are entitled to twenty (20) votes per share. Class B Shares are not convertible into Class A Shares or any other Class of Shares. There are no provisions in the Amended and Restated Articles of Association which limit the duration of Class B Shares.

Dividends. The holders of our Class A Shares are entitled to such dividends as may be declared by our board of directors. Our Class B Shares do not confer any rights to upon the holders thereof any rights to receive dividends. Our Amended and Restated Memorandum and Articles of Association provide that dividends may be declared and paid out of the funds of our company lawfully available therefore. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of our share premium if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Unless expressly provided by the rights attaching to a share, no dividend shall bear interest against our company.

Voting Rights. Voting at any meeting of shareholders shall be by way of a poll and not on a show of hands.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes cast at a duly convened and constituted general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast at such a meeting. At a general meeting, each Class A Share shall entitle the holder thereof to one (1) vote at a meeting, and each Class B Share shall entitle the holder thereof to twenty (20) votes at a meeting. A special resolution will be required for important matters such as a change of name, making changes to our Amended and Restated Memorandum and Articles of Association, a reduction of our share capital and the voluntary winding up of our company. Among other things, our shareholders may, by ordinary resolution:

(a)	increase our share capital by a sum fixed by that ordinary resolution (such sum to be divided into shares of such amounts as the that ordinary resolution shall prescribe);

(b)	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

(c)	sub-divide our shares or any of them into shares of an amount smaller than that fixed by our memorandum of association, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

(d)	cancel shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our authorized share capital by the amount of the shares so cancelled.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Accordingly, we may, but will not be obliged to, in each year hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by our board of directors. All general meetings (including any annual general meeting, any adjourned general meeting and any postponed meeting) may be held as a physical meeting at such times and in any part of the world and at one or more locations, as a hybrid meeting or as an electronic meeting, as may be determined by our board of directors in its absolute discretion.

Shareholders’ general meetings may be convened by the chairperson of our board of directors or by a majority of our board of directors. Advance notice of not less than five calendar days is required for the convening of any general meeting of our shareholders, provided that, if our directors determine that prompt shareholder action is advisable, they may shorten the notice period for any general meeting to such period as the directors consider reasonable. A quorum for any general meeting shall be the presence, in person or by proxy, of one or more persons holding shares that represent at least one-third of voting rights of the issued and paid-up shares carrying the right to attend and vote thereat, provided that if, within half an hour from the time appointed for the meeting, a quorum is not present, the meeting, if convened on the requisition of or by shareholders, shall be dissolved and, in any other case, shall stand adjourned to the same day in the next week, at the same time and place or to such other day and at such other time and place as the directors may determine and, if at such adjourned meeting a quorum is not present within fifteen (15) minutes from the time appointed for holding the meeting, the shareholders present shall be a quorum.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Amended and Restated Memorandum and Articles of Association provide that upon the requisition of any one or more of our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and paid-up shares of our company entitled to vote at general meetings, our board or our chairman will convene a general meeting.

Transfer of Class A Shares. Subject to the restrictions set out below, for so long as our Class A Shares are listed on a designated stock exchange, any of our shareholders may transfer all or any of his or her Class A Shares by an instrument of transfer in any common form or in a form prescribed by the relevant stock exchange or in any other form approved by our board of directors. Our board of directors may decline to register any transfer of any Class A Shares that are listed on a designated stock exchange, unless:

(a)	the instrument of transfer is lodged with our company, accompanied by the certificate (if any) for the shares to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer;

(b)	the instrument of transfer is in respect of only one class of shares;

(c)	the instrument of transfer is properly stamped, if required;

(d)	any applicable fee of such maximum sum as the relevant stock exchange may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect of the transfer; and

(e)	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four.

All instruments of transfer which are registered shall be retained by us, but any instrument of transfer which our directors may decline to register shall (except in any case of fraud) be returned to the person depositing the same.

The registration of transfers may, subject to compliance with the rules of the relevant stock exchange (including as to notice), be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them. Notwithstanding the foregoing, our Class B Shares confer upon their holders the right to repayment of capital but shall not confer upon their holders any right to participate in the surplus assets of our company.

Calls on Shares and Forfeiture of Shares. Subject to the terms of allotment of any shares, our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time for payment. The shares that have been called upon and remain unpaid are subject to forfeiture in accordance with our Amended and Restated Articles of Association.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors before the issue of such shares. We may also repurchase any of our shares on such terms and in such manner as our directors may determine and agree with the relevant shareholder. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits, share premium account or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration on such terms and in such manner as our directors may determine.

Variations of Rights of Shares. Whenever the capital of our company is divided into different classes, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, be varied or abrogated (a) by, or with the approval of, the directors without the consent of the holders of the shares of the affected class if the directors determine that the variation or abrogation is not materially adverse to the interests of those shareholders, or (b) otherwise only with the consent in writing of the holders of at least a majority of the issued shares of the affected class or with the sanction of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of the affected class (subject to any rights or restrictions attached to those shares). The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking equally with or subsequent to such existing class of shares.

Issuance of Additional Shares. Our Amended and Restated Memorandum and Articles of Association authorize our board of directors to issue additional Class A Shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued Class A Shares.

Inspection of Books and Records. Holders of our Class A Shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association and register of mortgages and charges, and any special resolutions passed by our shareholders).

Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. No shareholder (not being a director) shall have any right of inspection of any account or book or document of our company except as conferred by law or authorised by our board of directors or by an ordinary resolution of our shareholders.

Anti-Takeover Provisions. Some provisions of our Amended and Restated Memorandum and Articles of Association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Amended and Restated Memorandum and Articles of Association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as an exempted limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. The consent of each holder of a fixed or floating security interest of a constituent company is required unless this requirement is waived by the Cayman Islands courts. Provided the consent of each holder of a fixed or floating security interest of a constituent company has been obtained, court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman Islands parent company and its Cayman Islands subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (i) in the case of a shareholder scheme by seventy-five per cent in value of the number of class of members, as the case may be, with whom the arrangement is to be made or (ii) in the case of a creditor scheme, a majority in number of each class of creditors with whom the arrangement is to be made and who must in addition represent seventy-five per cent in value of each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

The Companies Act also contains statutory provisions which provide that a company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company (a) is or is likely to become unable to pay its debts within the meaning of section 93 of the Companies Act; and (b) intends to present a compromise or arrangement to its creditors (or classes thereof) either, pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring. The petition may be presented by a company acting by its directors, without a resolution of its members or an express power in its articles of association. On hearing such a petition, the Cayman Islands court may, among other things, make an order appointing a restructuring officer or make any other order as the court thinks fit.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English law authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow English case law precedents and apply the common law principles (namely the rule in Foss v Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than the number of votes which have actually been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Amended and Restated Memorandum and Articles of Association provide that that we shall indemnify each of our directors and officers against any liability incurred by a director or officer as a result of any act or failure to act in carrying out their functions other than such liability (if any) that a director or officer may incur by reason of such person’s actual fraud or willful default. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our Amended and Restated Memorandum and Articles of Association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States Law.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act in good faith in what the director considers are the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, a duty to avoid improperly fettering the exercise of his future director and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law allows a resolution of shareholders to be passed in writing in lieu of at a general meeting if such resolution is signed by all shareholders entitled to vote at a general meeting, if so authorized by the company’s articles of association. Our post-offering amended and restated articles of association allow shareholders to pass resolutions in such manner.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering amended and restated articles of association allow our shareholder(s) holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and paid-up shares of our company entitled to vote at general meetings to requisition a general meeting of our shareholders, in which case our board of directors or our chairman is obliged to convene a general meeting. If the directors do not within thirty days from the date of the deposit of the requisition duly proceed to convene a general meeting, the requisitionists, or any of them representing more than one-third of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of forty-five days after the expiration of the said thirty day period. Other than this right to requisition a shareholders’ meeting, our post-offering amended and restated articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of our shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. Under our post-offering amended and restated articles of association, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors generally; (ii) dies or in the opinion of a registered medical practitioner by whom that director is being treated is or becomes of unsound mind; (iii) resigns his office by notice in writing to the company delivered to the company’s registered office; (iv) without special leave of absence from our board of directors, is absent (without being represented by an alternate director) from three consecutive meetings of the board and the board resolves that his office be vacated by reason of such absence; (v) was only appointed as a director for a fixed term and such term expires; (vi) is removed from office by notice addressed to such director at their last known address and signed by all of the other directors (not being less than two in number); or (vii) is removed from office by an ordinary resolution of our shareholders or a resolution of our board.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who owns or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, be varied or abrogated (a) by, or with the approval of, the directors without the consent of the holders of the shares of the affected class if the directors determine that the variation or abrogation is not materially adverse to the interests of those shareholders, or (b) otherwise only with the consent in writing of the holders of at least a majority of the issued shares of the affected class or with the sanction of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of the affected class (subject to any rights or restrictions attached to those shares).

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our Amended and Restated Memorandum and Articles of Association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our Amended and Restated Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Amended and Restated Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

1. Cayman Islands Data Protection

We have certain duties under the Data Protection Act (as revised) of the Cayman Islands, or the DPA, based on internationally accepted principles of data privacy.

Privacy Notice

This privacy notice puts our shareholders on notice that through your investment into us you will provide us with certain personal information which constitutes personal data within the meaning of the DPA, or personal data.

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities of on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPA, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in us, this will be relevant for those individuals and you should transit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How We May Use a Shareholder’s Personal Data

We may, as the data controller, collect, store and use personal data for lawful purposes, including, in particular: (i) where this is necessary for the performance of our rights and obligations under any agreements; (ii) where this is necessary for compliance with a legal and regulatory obligation to which we are or may be subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or (iii) where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the US, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPA.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

Contacting the Company

For further information on the collection, use, disclosure, transfer or processing of your personal data or the exercise of any of the rights listed above, please contact us through our website at brilliaincorporated.com or through phone number +65 6235 3388.

2. AML

Anti-Money Laundering Matters

In order to comply with legislation or regulations aimed at the prevention of money laundering, the Company may be required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, the Company may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

The Company reserves the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

10.C. Material contracts

Other than those described in this annual report, we have not entered into any material agreements other than in the ordinary course of business.

10.D. Exchange controls

The Cayman Islands, Singapore, Indonesia and the British Virgin Islands currently have no exchange control regulations or currency restrictions.

10.E. Taxation

The following summary of certain Cayman Islands and U.S. federal income tax consequences of an investment in our Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the Ordinary Shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands and the United States. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of our Ordinary Shares. To the extent that this discussion relates to matters of Cayman Islands tax law, it is the opinion of Mourant (Cayman), our counsel as to Cayman Islands law.

Cayman Islands Tax Considerations

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties applicable to any payments made to or by the Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

Under the laws of the Cayman Islands, no stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands).

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Ordinary Shares by U.S. Holders (as defined below) that acquire our Ordinary Shares in any offerings and hold our Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be relevant to particular investors in light of their specific circumstances, including investors subject to special tax rules (for example, certain financial institutions (including banks), cooperatives, pension plans, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or U.S. Holders that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States tax, state or local tax, or non-income tax (such as the U.S. federal gift or estate tax) considerations, or any consequences under the alternative minimum tax or Medicare tax on net investment income. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner as a U.S. Holder, as described above, and the activities of the partnership. Partnerships holding our Ordinary Shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our Ordinary Shares.

Dividends

The entire amount of any cash distribution paid with respect to our Ordinary Shares (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will constitute dividends to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, and generally will be taxed as ordinary income in the year received by such U.S. Holder. To the extent amounts paid as distributions on the Ordinary Shares exceed our current or accumulated earnings and profits, such distributions will not be dividends, but instead will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in the Ordinary Shares with respect to which the distribution is made, and thereafter as capital gain. However, we do not intend to compute (or to provide U.S. Holders with the information necessary to compute) our earnings and profits under United States federal income tax principles. Accordingly, a U.S. Holder will be unable to establish that a distribution is not out of earnings and profits and should expect to treat the full amount of each distribution as a “dividend” for United States federal income tax purposes.

Any dividends that we pay will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s particular facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed (at a rate not exceeding any applicable treaty rate) on dividends received on our Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Dividends paid in non-U.S. currency will be included in the gross income of a U.S. Holder in a U.S. dollar amount calculated by reference to a spot market exchange rate in effect on the date that the dividends are received by the U.S. Holder, regardless of whether such foreign currency is in fact converted into U.S. dollars on such date. Such U.S. Holder will have a tax basis for United States federal income tax purposes in the foreign currency received equal to that U.S. dollar value. If such dividends are converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect thereof. If the foreign currency so received is not converted into U.S. dollars on the date of receipt, such U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any foreign currency received by a U.S. Holder that are converted into U.S. dollars on a date subsequent to receipt.

Sale or Other Disposition of Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon a sale or other disposition of Ordinary Shares, in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in such Ordinary Shares, each amount determined in U.S. dollars. Any capital gain or loss will be long-term capital gain or loss if the Ordinary Shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations, particularly with regard to shareholders who are individuals. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Shares, including the availability of the foreign tax credit under its particular circumstances.

A U.S. Holder that receives Singapore dollars or another currency other than U.S. dollars on the disposition of our Ordinary Shares will realize an amount equal to the U.S. dollar value of the non-U.S. currency received at the spot rate on the date of sale (or, if the Ordinary Shares are traded on a recognized exchange and in the case of cash basis and electing accrual basis U.S. Holders, the settlement date). An accrual basis U.S. Holder that does not elect to determine the amount realized using the spot rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot market exchange rates in effect on the date of sale or other disposition and the settlement date. A U.S. Holder will have a tax basis in the currency received equal to the U.S. dollar value of the currency received on the settlement date. Any gain or loss on a subsequent disposition or conversion of the currency will be United States source ordinary income or loss.

Passive Foreign Investment Company Considerations

For United States federal income tax purposes, a non-United States corporation, such as our Company, will be treated as a “passive foreign investment company,” or “PFIC” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Based upon our current and expected income and assets (including goodwill and taking into account the expected proceeds), we do not expect to be a PFIC for the current taxable year or the foreseeable future.

However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our Ordinary Shares may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our Ordinary Shares (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in the offerings. It is also possible that the Internal Revenue Service may challenge our classification of certain income or assets for purposes of the analysis set forth in subparagraphs (a) and (b), above or the valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or future taxable years.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of Ordinary Shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

●	such amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, each a pre-PFIC year, will be taxable as ordinary income;

●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and

●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares and we own any equity in a non-United States entity that is also a PFIC, or a lower-tier PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of the entities in which we may own equity.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that certain requirements are met. The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. We cannot guarantee that our Ordinary Shares will continue to be listed and regularly traded on such exchange. U.S. Holders are advised to consult their tax advisors as to whether the Ordinary Shares are considered marketable for these purposes.

If an effective mark-to-market election is made with respect to our Ordinary Shares, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over its adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of its adjusted tax basis of the Ordinary Shares held at the end of the taxable year over the fair market value of such Ordinary Shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the Ordinary Shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

If a U.S. Holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

Because a mark-to-market election generally cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to our Ordinary Shares may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-United States subsidiaries if any of them is a PFIC.

If a U.S. Holder owns our Ordinary Shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. Holder is advised to consult its tax advisor regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. EACH PROSPECTIVE INVESTOR IN THE OUR ORDINARY SHARES IS URGED TO CONSULT ITS OWN TAX ADVISER ABOUT THE TAX CONSEQUENCES TO IT OF OWNING AND DISPOSING OF OUR ORDINARY SHARES IN LIGHT OF SUCH PROSPECTIVE INVESTOR’S OWN CIRCUMSTANCES.

10.F. Dividends and paying agents

Not applicable for annual reports on Form 20-F.

10.G. Statement by experts

Not applicable for annual reports on Form 20-F.

10.H. Documents on display

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

10.I. Subsidiary Information

For a list of our subsidiaries, see “Item 4. Information of the Company - C. Organizational Structure.”

10.J. Annual Report to Security Holders.

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

Item 12. Description of Securities Other than Equity Securities

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

We do not have any material defaults in the payment of principal, interest, or any installments under a sinking or purchase fund.

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

14.A. - 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, with respect to the IPO.

In the IPO, the Company received gross proceeds in the amount of US$10.0 million and net proceeds of approximately US$7.2 million after deducting underwriting discounts and expenses. As of the date of this annual report, we used US$0.1 million of the net proceeds received from the IPO for remaining payments to professional parties in relations to the IPO and ongoing listing. We still intend to use the remainder of the proceeds from the IPO as disclosed in our registration statements on Form F-1.

None of these net proceeds from the IPO and the optional offering was paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates or others.

Item 15. Controls and Procedures

(a)	Disclosure Controls and Procedures.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of March 31, 2025, our disclosure controls and procedures were effective.

(b)	Management’s annual report on internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of March 31, 2025.

(c)	Attestation report of the registered public accounting firm.

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

(d)	Changes in internal control over financial reporting.

There have been no changes in our internal controls over financial reporting occurred during the fiscal year ended March 31, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Mr. Kok Poh Fui, Mr. Karl-Heinz Barth, Mr. Gary Kronfeld and Ms. Iming Bahari serves on the audit committee, which is chaired by Mr. Kok Poh Fui. Our board of Directors has determined that each is “independent” for audit committee purposes as that term is defined by the rules of the SEC and NYSE American, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of Directors has designated Mr. Kok Poh Fui, as an “audit committee financial expert”, as defined under the applicable rules of the SEC.

Item 16B. Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Directors, officers and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions. A copy of the Code of Business Conduct and Ethics is attached as an exhibit to this annual report. A copy of the Code of Business Conduct and Ethics is posted on the Corporate Governance section of our website at www.brilliaincorporated.com.

Item 16C. Principal Accountant Fees and Services

The consolidated financial statements as of March 31, 2025 and 2024, and for the years ended March 31, 2025, 2024 and 2023 included in this annual report have been audited by TAAD, LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements have been included in reliance upon the report of such firm given upon the authority of such firm as experts in accounting and auditing. The office of TAAD, LLP is located at 20955 Pathfinder Rd Suite #370, Diamond Bar, CA 91765.

Fees Paid to Independent Registered Public Accounting Firm

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firm, for the periods indicated.

	Years Ended March 31,
Services	2023	2024	2025
	US$	US$	US$
Audit Fees(1) -	339,900	250,388	194,670
Total	339,900	250,388	194,670

Note 1: Audit fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, review of the interim financial statements and for the audits of our financial statements in connection with the IPO, as well as audit fees related to acquisitions, and comfort letter in connection with the underwritten public offering.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services and audit-related services as described above, other than those for de minimus services which are approved by the audit committee prior to the completion of the audit.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

As a foreign private issuer that has listed our Class A Shares on the NYSE American, we rely on a provision as per Section 110 read in conjunction with Section 809 of the NYSE American Company Guide that allows us to follow Cayman Islands law with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the NYSE American.

We currently rely on home country practice to be exempted from certain of the corporate governance requirements of the NYSE American, namely (i) there will not be a necessity to have regularly scheduled executive sessions with independent Directors; and (ii) there will be no requirement for the Company to obtain shareholder approval prior to an issuance of securities in connection with (a) the acquisition of stock or assets of another company; (b) equity-based compensation of officers, directors, employees or consultants; (c) a change of control; and (d) transactions other than public offerings.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J. Insider trading policies

We have adopted an Insider Trading Policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the Insider Trading Policy is attached as an exhibit to this annual report and posted on the Corporate Governance section of our website, which is located at http://www.brilliaincorporated.com/.

Item 16K. Cybersecurity

Risk Management and Strategy

Our business model does not heavily rely on third-party software or services, particularly those that are directly integrated into its products or operations. This reduces our dependency on external technology and lessens the potential impact of cybersecurity breaches or disruptions originating from these third-party entities. While data breaches and operational disruptions can still occur, the physical presence of our business allows for alternative methods of product distribution and customer service, reducing the overall impact of cybersecurity related incidents on our operations. Despite a lower risk of cybersecurity related incidents materially affecting our operations, after the IPO, we plan to prioritize the implementation of cybersecurity measures to maintain a secure and reliable business environment. For example, we plan to (i) incorporate cybersecurity clauses into our business contracts; (ii) include specific security requirements and data protection protocols in our vendor contracts to ensure consistent cybersecurity standards across our supply chain; (iii) educate our employees on cybersecurity threats by providing training for employees to recognize and report phishing attempts, social engineering tactics, and other cyber threats; and (v) implement cybersecurity awareness tools and simulations to test employees’ knowledge and response to potential threats. By implementing these measures, we hope that our ability to respond to and recover from any eventual cybersecurity incidents will be enhanced.

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit
1.1	Amended and Restated Memorandum of Association and Form of Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 to our registration statement on Form F-1 (File No. 333-282056), as amended, initially filed with the SEC on September 12, 2024)
2.1*	Description of Securities
4.1	Employment Agreement between BrilliA Inc and Mr. Kendrew (incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-282056), as amended, initially filed with the SEC on September 12, 2024)
4.2	Employment Agreement between BrilliA Inc and Mr. Koh Wah Seng Philip (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-282056), as amended, initially filed with the SEC on September 12, 2024)
4.3	Independent Director Offer Letter between BrilliA Inc and Mr. Kok Poh Fui (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-282056), as amended, initially filed with the SEC on September 12, 2024)
4.4	Independent Director Offer Letter between BrilliA Inc and Karl-Heinz Barth (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-282056), as amended, initially filed with the SEC on September 12, 2024)
4.5	Independent Director Offer Letter between BrilliA Inc and Gary H. Kronfeld (incorporated by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-282056), as amended, initially filed with the SEC on September 12, 2024)
4.6	Independent Director Offer Letter between BrilliA Inc and Iming Bahari (incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-282056), as amended, initially filed with the SEC on September 12, 2024)
4.7	Director Offer Letter between BrilliA Inc and Mr. Salim (incorporated by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-282056), as amended, initially filed with the SEC on September 12, 2024)
4.8	BrilliA Share Incentive Plan (incorporated by reference to Exhibit 10.8 to our registration statement on Form F-1 (File No. 333-282056), as amended, initially filed with the SEC on September 12, 2024)
4.9	Bra Pro Material Terms of Purchase Order (incorporated by reference to Exhibit 10.9 to our registration statement on Form F-1 (File No. 333-282056), as amended, initially filed with the SEC on September 12, 2024)
4.10	DIANA Brand Licensing Agreement (incorporated by reference to Exhibit 10.10 to our registration statement on Form F-1 (File No. 333-282056), as amended, initially filed with the SEC on September 12, 2024)
4.11	English Translation of consultant agreement between Kendrew Hartanto and MAP (incorporated by reference to Exhibit 10.11 to our registration statement on Form F-1 (File No. 333-282056), as amended, initially filed with the SEC on September 12, 2024)
4.12	Supply Agreement between Bra Pro and PT Star Alliance Intimates (incorporated by reference to Exhibit 10.12 to our registration statement on Form F-1 (File No. 333-282056), as amended, initially filed with the SEC on September 12, 2024)
4.13	Service Agreement between Bra Pro and SCP International (incorporated by reference to Exhibit 10.13 to our registration statement on Form F-1 (File No. 333-282056), as amended, initially filed with the SEC on September 12, 2024)
8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to our registration statement on Form F-1 (File No. 333-282056), as amended, initially filed with the SEC on September 12, 2024)
14.1	Code of Ethics (incorporated by reference to Exhibit 14.1 to our registration statement on Form F-1 (File No. 333-282056), as amended, initially filed with the SEC on September 12, 2024)
14.2	Insider Trading Policy (incorporated by reference to Exhibit 14.2 to our registration statement on Form F-1 (File No. 333-282056), as amended, initially filed with the SEC on September 12, 2024)
12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)
12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)
13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
97.1	Compensation Recovery Policy (incorporated by reference to Exhibit 14.3 to our registration statement on Form F-1 (File No. 333-282056), as amended, initially filed with the SEC on September 12, 2024)

*	Filed Herewith.
**	Furnished Herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BrilliA Inc

By:	/s/ Kendrew Hartanto
Name:	Kendrew Hartanto
Title:	Chief Executive Officer

Date: July 22, 2025

BRILLIA INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of BrilliA Inc. and its subsidiaries

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of BrilliA, Inc. (the “Company”) as of March 31, 2025 and 2024, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows as of and for the years ended March 31, 2025, 2024 and 2023, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025 and 2024, and the results of its operations and its cash flows for the years ended March 2025, 2024 and 2023, in conformity with International Financial Reporting Standard (the “IFRS”) issued by International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ TAAD LLP

We have served as the Company’s auditor since 2023.

Diamond Bar, CA

July 22, 2025

PCAOB ID No. 05854

BRILLIA INC AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF MARCH 31, 2024 AND 2025

	Note	2024	2025
		USD’000	USD’000
ASSETS
Non-current assets
Property, plant and equipment, net	4	98	136
Right-of-use assets	5	17	1,580
Other investments	6	—	1,000
Deferred offering costs	7	837	—
Total non-current assets		952	2,716

Current assets
Inventories	8	7,094	7,281
Trade and other receivables	9	12,204	10,406
Amounts due from related parties	10	459	235
Income tax recoverable		59	67
Cash and cash equivalents	11	6,384	7,703
Total current assets		26,200	25,692

Total assets		27,152	28,408

LIABILITIES AND EQUITY

Non-current liabilities
Lease liabilities	12	—	1,299
		—	1,299
Current liabilities
Trade and other payables	13	16,686	5,393
Amount due to directors	14	—	3
Amount due to shareholders	15	57	52
Amount due to related parties	16	—	125
Lease liabilities	12	—	382
Income tax payable		2,305	3,080
Total current liabilities		19,048	9,035
Total liabilities		19,048	10,334

Capital and reserves
Share capital	17	6,661	13,848
Merger reserve	18	(5,913)	(5,913)
Translation reserve	19	(144)	(180)
Retained earning		7,488	10,303
		8,092	18,058

Non-controlling interests		12	16
Total shareholders’ equity		8,104	18,074

Total liabilities and equity		27,152	28,408

The accompanying notes are an integral part of these consolidated financial statements.

BRILLIA INC AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
FOR THE FINANCIAL YEARS ENDED MARCH 31, 2023, 2024 AND 2025

	Note	March 31, 2023	March 31, 2024	March 31, 2025
		USD’000	USD’000	USD’000
Revenue	20
- Third parties		52,927	55,964	63,733
- Related parties		-	-	658
Cost of materials		(28,505)	(30,728)	(35,527)
Contract manufacturers charges		(15,288)	(16,596)	(18,433)
Gross profit		9,134	8,640	10,431
Other income	21	10	120	180
Depreciation of property, plant and equipment		(31)	(36)	(47)
Depreciation of right-of-use assets		(184)	(163)	(412)
Employee benefit expense	22	(2,247)	(2,295)	(3,373)
Other expenses	23	(1,389)	(2,032)	(3,040)
Finance costs	24	(31)	(9)	(116)
Net loss on impairment of financial assets		(18)	(236)	(4)
Profit before income taxes		5,244	3,989	3,619
Income tax expenses	25	(885)	(705)	(800)
Profit for the financial period		4,359	3,284	2,819

Other comprehensive income

Loss on foreign currency translation		(49)	(97)	(36)
Other comprehensive income, net of tax		(49)	(97)	(36)
Total comprehensive income for the period		4,310	3,187	2,783

Profit attributable to:
Owners of the parent		4,354	3,281	2,815
Non-controlling interest		5	3	4
		4,359	3,284	2,819

Total comprehensive income attributable to:
Owners of the parent		4,305	3,184	2,779
Non-controlling interest		5	3	4
		4,310	3,187	2,783

Weighted average number of ordinary shares
basic and diluted	26	22,500,000	22,500,000	23,342,466
Earnings per share attributable to ordinary shareholders
basic and diluted	26	0.19	0.15	0.12

The accompanying notes are an integral part of these consolidated financial statements.

BRILLIA INC AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE FINANCIAL YEARS ENDED MARCH 31, 2023, 2024 AND 2025

	Class A Number of outstanding shares	Class B Number of outstanding shares	Share capital	Merger reserve	Translation reserve	Retained earnings	Non- controlling interests	Total Shareholders’ equity
			USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Balance at April 1, 2022	22,500,000	5,625,000	6,661	(5,913)	2	9,304	4	10,058
Other comprehensive income	—	—	—	—	(49)	—	—	(49)
Net profit for the year	—	—	—	—	—	4,354	5	4,359
Dividend paid	—	—	—	—	—	(6,300)	—	(6,300)
Balance at March 31, 2023	22,500,000	5,625,000	6,661	(5,913)	(47)	7,358	9	8,068
Other comprehensive income	—	—	—	—	(97)	—	—	(97)
Net profit for the year	—	—	—	—	—	3,281	3	3,284
Dividend paid	—	—	—	—	—	(3,151)	—	(3,151)
Balance at March 31, 2024	22,500,000	5,625,000	6,661	(5,913)	(144)	7,488	12	8,104
Other comprehensive income	—	—	—	—	(36)	—	—	(36)
Net profit for the year	—	—	—	—	—	2,815	4	2,819
Issuance of new shares	2,500,000	—	10,000	—	—	—	—	10,000
Share issued expenses	—	—	(2,813)	—	—	—	—	(2,813)
Balance at March 31, 2025	25,000,000	5,625,000	13,848	(5,913)	(180)	10,303	16	18,074

The accompanying notes are an integral part of these consolidated financial statements.

BRILLIA INC AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE FINANCIAL YEARS ENDED MARCH 31, 2023, 2024 AND 2025

	March 31, 2023	March 31, 2024	March 31, 2025
	USD’000	USD’000	USD’000
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income taxes	5,244	3,989	3,619

Adjustments to reconcile net profit to net cash used in operating activities:
Depreciation of property, plant and equipment	31	36	47
Depreciation of right-of-use assets	184	163	412
Finance cost	31	9	116
Interest income	(6)	(106)	(185)
Net loss/(gain) on impairment of financial assets	18	236	4
Operating cashflow before changes in working capital	5,502	4,327	4,013

Changes in operating assets and liabilities:
Deferring cost	—	(837)	837
Inventories	4,003	(1,362)	(187)
Trade and other receivables	3,229	(5,167)	2,018
Trade and other payables	(1,531)	3,381	(11,168)
Income tax (paid)/refunded	(124)	(198)	(33)
Net cash provided by/(used in) operating activities	11,079	144	(4,520)

CASH FLOWS FROM INVESTING ACTIVITIES
Other investment	—	—	(1,000)
Interest income	6	106	185
Purchase of plant and equipment	(9)	(57)	(72)
Net cash (used in)/provided by investing activities	(3)	49	(887)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of shares - net	—	—	7,187
Advances from directors	—	—	3
Advances/(Repayments) to shareholders	(351)	612	(5)
Dividends paid	(6,300)	(3,151)	—
Net repayments of lease liabilities	(206)	(202)	(361)
Interest paid	(31)	(9)	(116)
Net cash (used in)/provided by financing activities	(6,888)	(2,750)	6,708

Net increase/(decrease) in cash and cash equivalents	4,188	(2,557)	1,301
Effects of exchange rate changes on cash and cash equivalents	(38)	(106)	18
Cash and bank balances at beginning of year	4,897	9,047	6,384
Cash and bank balances at end of year	9,047	6,384	7,703

The accompanying notes are an integral part of these consolidated financial statements.

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1	GENERAL INFORMATION

BrilliA Inc (the “Company”) was incorporated in the Cayman Islands on July 14, 2023 with registered office at WB Corporate Services (Cayman) Ltd., of P.O. Box 2775, 71 Fort Street, 3rd Floor, George Town, Grand Cayman KY1-1111, Cayman Islands while principal executive office of the Company at 220 Orchard Road Unit 05-01, Midpoint Orchard, Singapore 238852.

In order to facilitate the Company’s initial public offering, the Company had completed a series of reorganization transactions (the “Reorganization”) including the following:

As at April 1, 2021, Bra Pro Limited had 100 issued and outstanding ordinary shares. Messrs Shim Siang Fan and Chua Kok Guan each hold 50 shares in the Company.

On November 28, 2023, Bra Pro Limited allotted 49,900 shares to Messrs Shim Siang Fan of a consideration of US$49,900, of which a total of 41,176 shares were subsequently transferred to Messrs Salim Podiono, Nursalim Podiono and Kendrew Hartanto.

On April 30, 2024, the Company consummated the reorganization pursuant to a share exchange agreement with Messrs Shim Siang Fan, Kendrew Hartanto, Salim Podiono, and Nursalim Podiono who have assigned all of their ordinary shares in Bra Pro Limited to the Company in exchange for a total of 18,018,018 Class A shares in the Company. Accordingly, Bra Pro Limited became a 99.9% owned subsidiary of the Company and Messrs Chua Kok Guan holds the remaining 0.1% ordinary shares of the Company.

On November 29  , 2024, the Company closed its initial public offering (“IPO”) of 2,500,000 ordinary shares, at par value of USD 0.00005. The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-282056), which was initially filed with the U.S. Securities and Exchange Commission (“the SEC”) on September 12, 2024, and declared effective by the SEC on November 19, 2024. The ordinary shares were priced at USD 4.00 per share, and the offering was conducted on a firm commitment basis. The ordinary shares were previously approved for listing on The New York Stock Exchange (“NYSE”) and commenced trading under the ticker symbol “BRIA” on November 27, 2024.

Group reorganization

As part of the reorganization exercise, the Company was incorporated as a holding company merely to effect the reorganization of the entities Bra Pro Limited, BrilliA Holdings (Singapore) Pte. Ltd. and PT Mirae Asia Pasifik. As the Company does not meet the definition of a “business” in accordance with IFRS 3 Business Combinations, the acquisition of 99.99% equity interest in Bra Pro Limited by the Company through a share exchange agreement entered on 30 April,   2024, was not a business combination under IFRS 3 Business Combinations. Based on reverse acquisition accounting by analogy, Bra Pro Limited   was identified as the accounting acquirer, while the Company was identified as the accounting acquiree. Consequently, upon completion of the acquisition, the transaction was accounted for in the consolidated financial statements of the legal parent (i.e. the Company) as a continuation of the financial statements of the legal subsidiary (i.e. Bra Pro Limited) based on historical values. The consolidation of the Company and its subsidiaries has been accounted for at historical cost as of the beginning of the first period presented in the accompanying consolidated financial statements.  No deemed issue of shares by Bra Pro Limited under IFRS 2 and any resulting listing expenses are recognized, as the effective equity interests in Bra Pro Limited and the consolidated entity (i.e. the Company and Bra Pro Limited) held by original shareholder of the Company is approximately the same before and after the acquisition.

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

1	GENERAL INFORMATION (cont.)

The group structure which represents the operating subsidiaries as of the reporting date is as follow:

Details of the Company and its subsidiaries (collectively, the “Group”) are shown in the table below:

Percentage of effective ownership
Name	Date of incorporation	Mar 31, 2025	Mar 31, 2024	Place of incorporation	Principal activities
		%	%
Held by the Company

Bra Pro Limited	December 14, 2011	99	—	British Virgin Islands	Sales and marketing of lingerie’s products
BrilliA Holdings (Singapore) Pte. Ltd.	December 5, 2023	100	—	Singapore	Investment holding

Held through BrilliA Holdings (Singapore) Pte. Ltd.

PT Mirae Asia Pasifik	September 21, 2022	99	—	Republic of Indonesia	Design, procurement & production management, and logistics management in ladies’ intimates supply chain solution services

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

2	GENERAL PRINCIPLES FOR THE PREPARATION OF THE FINANCIAL STATEMENTS

COMPLIANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

The financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

ADOPTION OF NEW AND REVISED STANDARDS

In the current financial year, the Company has adopted all the new or revised IFRS Accounting Standards that are relevant to its operations. The adoption of these new/revised IFRS Accounting Standard and amendments to IFRS Accounting Standard does not result in substantial changes to the Company’s accounting policies and has no material effects on the amounts reported for the current or prior years.

At the date of this report, the management have considered and anticipated that the adoption of the IFRS/amendments to IFRS Accounting Standard issued but not yet effective until future periods will not have a material impact on the financial statements of the Company in the period of their initial adoption.

NEW AND REVISED IFRS IN ISSUE BUT NOT YET EFFECTIVE

The Group has not applied in advance the following accounting standards and/or interpretations (including the consequential amendments, if any) that have been issued by the IASB but are not yet effective for the current financial period:

IFRSs and/or IC Interpretations (Including The Consequential Amendments)	Effective Date
IFRS 19 Subsidiaries without Public Accountability: Disclosures	1 January 2027
IFRS 18 Presentation and Disclosure in Financial Statements	1 January 2027
Annual Improvements of IFRS Accounting Standards – Volume 11	1 January 2026
Amendments to IFRS 9 and IFRS 7 Amendments to the Classification and Measurement of Financial Instruments	1 January 2026
Amendment to IAS 21 Lack of Exchangeability	1 January 2025
Amendments to IFRS 10 and IFRS 28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Deferred
Amendment to IAS 1 Non-current Liabilities with Covenants	1 January 2024
Amendments to IAS 7 and IFRS 7 Supplier Finance Arrangements	1 January 2024
Amendment to IFRS 16 Lease Liability in a Sale and Leaseback	1 January 2024

HISTORICAL COST CONVENTION

The financial statements have been prepared with the historical cost basis, except those as disclosed in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability which market participants would take into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these financial statements is determined on such a basis, except for leasing transactions that are within the scope of IFRS 16 Leases, and measurements that have some similarities to fair value but are not fair value, such as value in use in IAS 36 Impairment of Assets.

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

2	GENERAL PRINCIPLES FOR THE PREPARATION OF THE FINANCIAL STATEMENTS (cont.)

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

●	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

●	Level 3 inputs are unobservable inputs for the asset or liability.

All intra-group balances, transactions, income and expenses are eliminated in full on combination and the consolidated financial statements reflect external transactions only.

The net assets of the consolidated entities or businesses are consolidated using the existing carrying amounts from the controlling party’s perspective. No amount is recognized in respect of goodwill or excess of the acquirer’s interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over the acquisition cost at the time of reverse acquisition. All differences between the cost of acquisition (fair value of consideration paid) and the amounts at which the assets and liabilities are recorded, arising from reverse acquisition, have been recognized directly in equity as part of the capital reserve.

The consolidated statements of profit or loss and other comprehensive income include the results of each of the combining entities or businesses from the earliest date presented or since the date when the consolidated entities or reverse acquisition, where this is a shorter period, regardless of the date of the reverse acquisition.

BASIS OF PREPARATION

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS Accounting Standards).

The consolidated financial statements have been prepared in accordance with the historical cost basis, except as disclosed in the accounting policies below, and are drawn up in accordance with the provisions of International Financial Reporting Standards (IFRS Accounting Standards).

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

BASIS OF CONSOLIDATION

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company and its subsidiaries. Control is achieved when the Company:

-	has power over the investee;

-	is exposed, or has rights, to variable returns from its involvement with the investee; and

-	has the ability to use its power to affect its returns.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statements of profit or loss from the date the Group gains control until the date when the Group ceases to control the subsidiary.

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

2	GENERAL PRINCIPLES FOR THE PREPARATION OF THE FINANCIAL STATEMENTS (cont.)

Profit or loss and each item of other comprehensive income are attributed to the owners of the Company and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

Non-controlling interests in subsidiaries are presented separately from the Group’s equity therein, which represent present ownership interests entitling their holders to a proportionate share of net assets of the relevant subsidiaries upon liquidation.

The net assets of the consolidated entities or businesses are consolidated using the existing carrying amounts from the controlling party’s perspective. No amount is recognized in respect of goodwill or excess of the acquirer’s interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over the acquisition cost at the time of reverse acquisition. All differences between the cost of acquisition (fair value of consideration paid) and the amounts at which the assets and liabilities are recorded, arising from reverse acquisition, have been recognized directly in equity as part of the capital reserve.

The consolidated statements of profit or loss and other comprehensive income include the results of each of the combining entities or businesses from the earliest date presented or since the date when the consolidated entities or businesses first came under the common control, where this is a shorter period, regardless of the date of the reverse acquisition.

FUNCTIONAL AND PRESENTATION CURRENCY

Functional and presentation currency

Items included in the financial statements of the Company’s are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The financial statements are presented in United States Dollar (“USD”), which is the functional currency of the Company.

Assets and liabilities denominated in currencies other than the reporting currency are translated into the reporting currency at the rates of exchange prevailing at the balance sheet date. Translation gains and losses are recognized in the statements of income (loss) and comprehensive income (loss) as other comprehensive income or loss. Transactions in currencies other than the reporting currency are measured and recorded in the reporting currency at the exchange rate prevailing on the transaction date. The cumulative gain or loss from foreign currency transactions is reflected in the statements of income (loss) and comprehensive income (loss) as other income (other expenses).

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing the financial statements, management has made judgements and estimates that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively. Estimates are based on historical experience and other factors, including expectations about future events that may have a financial impact on the Company and that are believed to be reasonable under the circumstances.

(i)	Judgements

Management is of the opinion that there are no instances of application of judgement expected to have a significant effect on the amounts recognized in the financial statements.

(ii)	Assumptions and estimation uncertainties

The key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the financial year that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

2	GENERAL PRINCIPLES FOR THE PREPARATION OF THE FINANCIAL STATEMENTS (cont.)

Impairment review of receivables

The management estimates the amount of loss allowance for expected credit loss (“ECL”) on receivables based on the changes in credit risk. The loss allowance amount is measured as the asset’s carrying amount and the present value of estimated future cash flows with the consideration of expected future credit losses. The assessment of the credit risk involves high degree of estimation and uncertainty. When the actual future cash flows are less than expected or more than expected, a material impairment loss or a material reversal of impairment loss may arise.

Allowances for inventories

Management determines whether an allowance is required for inventories obsolescence or slow-moving stock or for any shortfall in net realizable value of inventories by reviewing the inventory listing on a periodic basis. The review involves an analysis of the inventories ageing, a comparison of the carrying value of the inventory items with the respective net realizable value as well as the forecasted demand for the inventories. Arising from the review, management sets up the necessary allowance for obsolete and slow-moving inventories or for any short fall in the net realizable value of the inventories.

Depreciation of property, plant and equipment

The Company’s property, plant and equipment are depreciated on a straight-line basis over their useful lives. Useful lives of these assets are estimated by management based on common life expectancies and usage level of the Company. Changes in the expected level of usage could impact the economic useful lives and the residual values of these assets, therefore future depreciation charges could be revised.

Income taxes

Significant judgement is required in determining the tax allowances, deductibility of certain expenses and taxability of certain income during the estimation of the provision for income taxes. There are transactions during the ordinary course of business for which the ultimate tax determination is uncertain. The Company recognizes tax liabilities based on estimates of whether additional taxes would be due. Where the final tax outcome is different from the amounts that were initially recorded, such differences would impact the income tax and deferred tax provisions in the period in which such determination is made.

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are tangible assets that are held for use in the production or supply of goods or services, or for administrative purposes. Property, plant and equipment are stated in the statements of financial position at cost less subsequent accumulated depreciation and subsequent accumulated impairment losses, if any.

Costs include any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and, for qualifying assets, borrowing costs capitalized in accordance with the Company’s accounting policy. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

Depreciation is recognized to allocate the cost of assets less their residual values over their estimated useful lives, using the straight-line method. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Depreciation is charged to allocate the cost of assets, over their estimated useful lives, using the straight-line method, on the following bases:

Computer equipment	4 years straight line
Motor Vehicles	8 years straight line
Furniture and Fittings	4 years straight line
Machinery and equipment	4 years straight line

LEASES

Definition of a lease

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

For contracts entered into or modified on or after the date of initial application of IFRS 16 or arising from business combinations, the Company assesses whether a contract is or contains a lease based on the definition under IFRS 16 at inception, modification date or acquisition date, as appropriate. Such contract will not be reassessed unless the terms and conditions of the contract are subsequently changed.

The Company as a lessee

Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to leases of motor vehicles that have a lease term of 12 months or less from the commencement date and do not contain a purchase option. It also applies the recognition exemption for lease of low-value assets. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis or another systematic basis over the lease term.

Right-of-use assets

The cost of right-of-use asset includes:

●	the amount of the initial measurement of the lease liability;

●	any lease payments made at or before the commencement date, less any lease incentives received;

●	any initial direct costs incurred by the Company; and

●	an estimate of costs to be incurred by the Company in dismantling and removing the underlying assets, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.

Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities.

Right-of-use assets in which the Company is reasonably certain to obtain ownership of the underlying leased assets at the end of the lease term are depreciated from commencement date to the end of the useful life.

Otherwise, right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term.

The Company presents right-of-use assets as a separate line item on the statements of financial position.

Refundable rental deposits

Refundable rental deposits paid are accounted under IFRS 9 and initially measured at fair value. Adjustments to fair value at initial recognition are considered as additional lease payments and included in the cost of right-of-use assets.

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Lease liabilities

At the commencement date of a lease, the Company recognizes and measures the lease liability at the present value of lease payments that are unpaid at that date. In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable.

The lease payments include:

●	fixed payments (including in-substance fixed payments) less any lease incentives receivable;

●	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

●	amounts expected to be payable by the Company under residual value guarantees;

●	the exercise price of a purchase option if the Company is reasonably certain to exercise the option; and

●	payments of penalties for terminating a lease, if the lease term reflects the Company exercising an option to terminate the lease.

After the commencement date, lease liabilities are adjusted by interest accretion and lease payments.

The Company remeasures lease liabilities (and makes a corresponding adjustment to the related right-of-use assets) whenever:

●	the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the related lease liability is remeasured by discounting the revised lease payments using a revised discount rate at the date of reassessment.

●	the lease payments change due to changes in market rental rates following a market rent review/expected payment under a guaranteed residual value, in which cases the related lease liability is remeasured by discounting the revised lease payments using the initial discount rate.

The Company presents lease liabilities as a separate line item on the statements of financial position.

IMPAIRMENT OF NON-FINANCIAL ASSETS

At the end of the reporting period, the Company reviews the carrying amounts of its property, plant and equipment and right-of-use assets to determine whether there is any indication that these assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the relevant asset is estimated in order to determine the extent of the impairment loss (if any).

The recoverable amount of property, plant and equipment and right-of-use assets are estimated individually. When it is not possible to estimate the recoverable amount individually, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

In testing a cash-generating unit for impairment, corporate assets are allocated to the relevant cash-generating unit when a reasonable and consistent basis of allocation can be established, or otherwise they are allocated to the smallest group of cash generating units for which a reasonable and consistent allocation basis can be established. The recoverable amount is determined for the cash-generating unit or group of cash-generating units to which the corporate asset belongs, and is compared with the carrying amount of the relevant cash-generating unit or group of cash-generating units.

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset (or a cash-generating unit) for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or a cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or a cash-generating unit) is reduced to its recoverable amount. For corporate assets or portion of corporate assets which cannot be allocated on a reasonable and consistent basis to a cash-generating unit, the Company compares the carrying amount of a group of cash-generating units, including the carrying amounts of the corporate assets or portion of corporate assets allocated to that group of cash-generating units, with the recoverable amount of the group of cash-generating units. In allocating the impairment loss, the impairment loss is allocated first to reduce the carrying amount of any goodwill (if applicable) and then to the other assets on a pro-rata basis based on the carrying amount of each asset in the unit or the group of cash-generating units. The carrying amount of an asset is not reduced below the highest of its fair value less costs of disposal (if measurable), its value in use (if determinable) and zero. The amount of the impairment loss that would otherwise have been allocated to the asset is allocated pro rata to the other assets of the unit or the group of cash-generating units. An impairment loss is recognized immediately in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit or a group of cash-generating units) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or a cash-generating unit or a group of cash-generating units) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

INVENTORIES

Inventories are stated at the lower of cost and net realizable value. Cost comprises direct materials and, where applicable, direct labor costs and those overheads that have been incurred in bringing the inventories to their present location and condition. Cost is calculated using the first-in-first-out basis. Net realizable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

PROVISIONS

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle that obligation, and a reliable estimate can be made of the amount of the obligation.

Provisions for legal claims, service warranties and one-time termination benefits for certain employees are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognized for future operating losses.

FINANCIAL INSTRUMENTS

Financial assets and financial liabilities are recognized when a group entity becomes a party to the contractual provisions of the instrument. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date/settlement date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the market place.

Financial assets and financial liabilities are initially measured at fair value except for trade receivables arising from contracts with customers which are initially measured in accordance with IFRS 15. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets or financial liabilities at fair value through profit or loss (“FVTPL”)) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized immediately in profit or loss.

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The effective interest method is a method of calculating the amortized cost of a financial asset or financial liability and of allocating interest income and interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts and payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset or financial liability, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Financial assets

Classification and subsequent measurement of financial assets

Financial assets that meet the following conditions are subsequently measured at amortized cost:

●	the financial asset is held within a business model whose objective is to collect contractual cash flows; and

●	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(i)	Amortized cost and interest income

Interest income is recognized using the effective interest method for financial assets measured subsequently at amortized cost and debt instruments/receivables subsequently measured at fair value through other comprehensive income (“FVTOCI”). Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset.

Impairment of financial assets subject to impairment assessment under IFRS 9

The Company performs impairment assessment under ECL model on financial assets (including trade and other receivables and loan receivables) which are subject to impairment assessment under IFRS 9. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition.

Lifetime ECL represents the ECL that will result from all possible default events over the expected life of the relevant instrument. In contrast, 12-month ECL (“12m ECL”) represents the portion of lifetime ECL that is expected to result from default events that are possible within 12 months after the reporting date. Assessments are done based on the Company’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current conditions at the reporting date as well as the forecast of future conditions.

The Company always recognizes lifetime ECL for trade receivables. For all other instruments, the Company measures the loss allowance equal to 12-month ECL, unless there has been a significant increase in credit risk since initial recognition, in which case the Company recognizes lifetime ECL. The assessment of whether lifetime ECL should be recognized is based on significant increases in the likelihood or risk of a default occurring since initial recognition.

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(i)	Significant increase in credit risk

In assessing whether the credit risk has increased significantly since initial recognition, the Company compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition. In making this assessment, the Company considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.

In particular, the following information is taken into account when assessing whether credit risk has increased significantly:

●	an actual or expected significant deterioration in the financial instrument’s external (if available) or internal credit rating;

●	significant deterioration in external market indicators of credit risk, e.g. a significant increase in the credit spread, the credit default swap prices for the debtor;

●	existing or forecast adverse changes in business, financial or economic conditions that are expected to cause a significant decrease in the debtor’s ability to meet its debt obligations;

●	an actual or expected significant deterioration in the operating results of the debtor;

●	an actual or expected significant adverse change in the regulatory, economic, or technological environment of the debtor that results in a significant decrease in the debtor’s ability to meet its debt obligations.

Irrespective of the outcome of the above assessment, the Company presumes that the credit risk has increased significantly since initial recognition when contractual payments are more than 120 days past due, unless the Company has reasonable and supportable information that demonstrates otherwise.

Despite the foregoing, the Company assumes that the credit risk on a debt instrument has not increased significantly since initial recognition if the debt instrument is determined to have low credit risk at the reporting date. A debt instrument is determined to have low credit risk if (i) it has a low risk of default, (ii) the borrower has a strong capacity to meet its contractual cash flow obligations in the near term and (iii) adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the borrower to fulfil its contractual cash flow obligations.

The Company regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increase in credit risk before the amount becomes past due.

In order to minimize the credit risk, management of the Company has created a team responsible for the determination of credit limits and credit approvals for customers.

(ii)	Definition of default

The Company considers for internal credit risk management purposes and based on historical experience, that an event of default to have occurred when there is information obtained from internal or external sources that indicates the debtor is unlikely to pay its creditors, including the Company.

(iii)	Credit-impaired financial assets

A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. These events include evidence that there is significant financial difficulty of the debtors or it is becoming probable that the debtor will enter bankruptcy.

(iv)	Write-off policy

The Company writes off a financial asset when there is information indicating that the counterparty is in severe financial difficulty and there is no realistic prospect of recovery, e.g., when the counterparty has been placed under liquidation or has entered into bankruptcy proceedings. Financial assets written off may still be subject to enforcement activities under the Company’s recovery procedures, taking into account legal advice where appropriate. Any recoveries made are recognized in profit or loss.

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(v)	Measurement and recognition of expected credit losses

The measurement of expected credit losses is a function of the probability of default, loss given default (i.e., the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on historical data adjusted by forward-looking information as described above. As for the exposure at default, for financial assets, this is represented by the assets’ gross carrying amount at the reporting date.

For financial assets, the expected credit loss is estimated as the difference between all contractual cash flows that are due to the Company in accordance with the contract and all the cash flows that the Company expects to receive, discounted at the original effective interest rate.

If the Company has measured the loss allowance for a financial instrument at an amount equal to lifetime ECL in the previous reporting period, but determines at the current reporting date that the conditions for lifetime ECL are no longer met, the Company measures the loss allowance at an amount equal to 12-month ECL at the current reporting date.

The Company recognizes an impairment gain or loss in profit or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.

Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another party. If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and a collateralized borrowing for the proceeds received.

On derecognition of a financial asset measured at amortized cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.

Financial liabilities and equity

Classification as debt or equity

Financial liabilities and equity instruments issued by the Company are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all of its liabilities. Equity instruments are recorded at the proceeds received, net of direct issue costs.

Financial liabilities

Financial liabilities including trade and other payables, and borrowings are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost, using the effective interest method, with interest expense recognized on an effective yield basis, except for short-term payables when the recognition of interest would be immaterial.

Interest-bearing loans are initially recognized at fair value, and are subsequently measured at amortized cost, using the effective interest method.

Derecognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

REVENUE RECOGNITION

Revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. the Company uses a five-step approach to recognize revenue:

●	Step 1: Identify the contract(s) with a client

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognize revenue when (or as) the Company satisfies a performance obligation

The Company recognizes revenue when (or as) a performance obligation is satisfied, i.e., when “control” of the services underlying the particular performance obligations is transferred to clients.

A performance obligation represents a service (or a bundle of services) that is distinct or a series of distinct services that are substantially the same.

Control is transferred overtime and revenue is recognized overtime by reference to the progress towards complete satisfaction of the relevant performance obligation if one of the following criteria is met:

●	the client simultaneously receives and consumes the benefits provided by the Company’s performance as the Company performs;

●	the Company’s performance creates or enhances an asset that the client controls as the asset is created or enhanced; or

●	the Company’s performance does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance completed to date

Otherwise, revenue is recognized at a point in time when the customer obtains control of the distinct service.

The Company recognizes revenue from the following major sources:

●	Sales of goods;

●	Service fees.

Sales of goods

The Company sales of lady lingerie both to the international brands and retailers. The Company will typically receive purchase orders from its customers which will set forth products design, quantity to be delivered, the transaction price, terms of delivery and terms of payment. The terms serve as the basis of the performance obligations that the Company must fulfill in order to recognize revenue. The key performance obligation is the delivery of the finished product to the customer at their location at which point title to that asset passes to the customer. Revenue is recognized at a point in time when control of the goods has transferred, being when the goods have been shipped to the customer according to respective orders’ shipping terms. There are no long standing contracts with these brands and retailers.

Services for order management solution

The Company recognizes revenue from delivery of its in-house management solutions for the ladies’ intimates supply chain to customers. The company acts as an appointed agent, providing management services from order allocation to CMTP (cut, manufacturing, trimming, and packing) contract manufacturers, logistics arrangements for export of the finished goods to the specified location as instructed by the customer. The service fees are determined based on an agreed percentage of the exported value of the goods on an order-by-order basis. The revenue was recognized at the point when the customer goods are exported according to the sales order shipping terms where the Company performance obligations are satisfied.

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Service for samples preparation

The company recognizes revenue from the preparation of ladies’ intimates samples in accordance with customers’ specifications. Revenue from sample preparation is recognized when control of goods or services is transferred to the customers at an amount that reflects the consideration to which the company expects to be entitled in exchange

INTEREST INCOME

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

TAXATION

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit/(loss) before tax because of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In addition, deferred tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, based on tax rate (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied to the same taxable entity by the same taxation authority.

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

EMPLOYEE BENEFITS

Employee benefits are recognized as an expense, unless the cost qualifies to be capitalized as an asset.

(a)	Defined contribution plans

Defined contribution plans are post-employment benefit plans under which the Company pays fixed contributions into separate entities such as the Central Provident Fund on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid.

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(b)	Employee leave entitlement

Employee entitlements to annual leave are recognized when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

(c)	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably

CASH AND CASH EQUIVALENTS

For the purpose of presentation in the statements of cash flows, cash and cash equivalents include cash on hand, deposits with financial institutions which are subject to an insignificant risk of change in value.

SHARE CAPITAL

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares are deducted against the share capital account.

RESERVES

Retained earnings

Retained earnings comprise the cumulative net profits recognized in the Company’s statements of profit or loss.

RELATED PARTIES

A person, or a close member of that person’s family, is related to the Company if that person:

(i)	has control or joint control over the Company;

(ii)	has significant influence over the Company ; or

(iii)	is a member of the key management personnel of the Company or the Company’s parent.

An entity is related to the Company if any of the following conditions applies:

The entity and the Company are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(i)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of the Company of which the other entity is a member).

Both entities are joint ventures of the same third party.

(ii)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(iii)	The entity is a post-employment benefit plan for the benefit of employees of either the Company or an entity related to the Company.

The entity is controlled or jointly controlled by a person identified in (a).

(iv)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(v)	The entity, or any member of entity’s group which it is a part, provides key management personnel services to the Company or to the Company’s parent. Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

EARNINGS PER SHARE

The Company presents basic and diluted earnings per share data for its ordinary shares. Basic earnings per share is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted-average number of ordinary shares outstanding during the year, adjusted for own shares held, if any. Diluted earnings per share is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted-average number of ordinary shares outstanding, adjusted for own shares held, if any, for the effects of all dilutive potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later.

SEGMENT REPORTING

Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Company’s most senior executive management for the purposes of allocating resources to, and assessing the performance of, the Company’s various lines of business and geographical locations.

Individually material operating segments are not aggregated for financial reporting purposes unless the segments have similar economic characteristics and are similar in respect of the nature of products and services, the nature of production processes, the type or class of customers, the methods used to distribute the products or provide the services, and the nature of the regulatory environment. Operating segments which are not individually material may be aggregated if they share a majority of these criteria.

4	PROPERTY, PLANT AND EQUIPMENT

	Computer equipment	Motor Vehicle	Furniture and Fittings	Machinery and Equipment	Total
	USD’000	USD’000	USD’000	USD’000	USD’000
Cost

As at 1 April 2023	83	112	24	38	257
Additions	16	—	15	26	57
Exchange differences	(4)	(6)	(2)	(2)	(14)
As at 31 March 2024	95	106	37	62	300
Additions	10	—	21	39	72
Transfer	—	22	—	—	22
Exchange differences	(4)	(4)	(2)	(3)	(13)
As at 31 March 2025	101	124	56	100	381

Accumulated depreciation

As at 1 April 2023	(63)	(74)	(17)	(23)	(177)
Depreciation charged	(11)	(14)	(5)	(7)	(37)
Exchange differences	4	4	2	2	12
As at 31 March 2024	(70)	(84)	(20)	(28)	(202)
Depreciation charged	(12)	(16)	(9)	(10)	(47)
Transfer	—	(7)	—	—	(7)
Exchange differences	3	5	1	2	11
As at 31 March 2025	(79)	(102)	(24)	(40)	(245)

Carrying amount

As at 31 March 2024	25	22	17	34	98
As at 31 March 2025	22	22	32	60	136

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

5	RIGHT-OF-USE ASSETS

	Motor Vehicle	Office premise	Total
	USD’000	USD’000	USD’000
Cost

As at 1 April 2023	25	890	915
Derecognition upon expiry of lease tenure	—	(845)	(845)
Exchange differences	(1)	(45)	(46)
As at 31 March 2024	24	—	24
Additions	—	1,979	1,979
Derecognition upon expiry of lease tenure	(22)	—	(22)
Exchange differences	(2)	—	(2)
As at 31 March 2025	—	1,979	1,979

Accumulated depreciation

As at 1 April 2023	(4)	(727)	(731)
Depreciation charge	(3)	(160)	(163)
Transfer	—	845	845
Exchange differences	—	42	42
As at 31 March 2024	(7)	—	(7)
Depreciation charge	—	(412)	(412)
Transfer	7	—	7
Exchange differences	—	13	13
As at 31 March 2025	—	(399)	(399)

Carrying amount

As at 31 March 2024	17	—	17
As at 31 March 2025	—	1,580	1,580

The right-of-use assets represent non-cancellable operating lease agreements entered into by the Company for the use of motor vehicle and office premises. Lease agreement for rent of office premises are entered into with Salim Podiono, who is the shareholder and Commissioner of the Company. The principal depreciation period are as follows:

Office premises (Note 23)	over the lease period of 5 years
Motor vehicle	over the lease period of 2 years

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

6	OTHER INVESTMENTS

	As of 31 March 2024	As of 31 March 2025
	USD’000	USD’000
Investment in financial assets measure at FVTPL	-	1,000

Investment in financial assets measured at fair value through profit or loss (FVTPL).

The company invested in a portfolio of quoted shares and bonds which are held for trading. The investments are measured at fair value, with any gains or losses arising from changes in fair value (including dividends received and interest received) are recognized in ‘Other gains and losses’ in profit or loss. Fair value of quoted instruments was determined by reference to the exchange quoted market price at the close of business on the reporting date. The fair value of quoted instruments of the Company was categorized at Level 1 in the fair value hierarchy. There is no transfer between levels in the fair value hierarchy during the financial year.

Sensitivity analysis of other investments

A changes of 5% in market price of the other investments, assuming all other variables constant, at the end of the reporting period would result in the profit net of tax of the company to be higher/(lower) by USD 50,000, arising as a result of higher/(lower) fair value gains on other investments classified at fair value through profit or loss.

7	DEFERRED OFFERING COSTS

	As of 31 March 2024	As of 31 March 2025
	USD’000	USD’000
Deferred offering costs	837	-

Deferred offering cost means any fees, commissions, costs, expenses, concessions and other amounts payable to any party, including, without limitation, brokers, underwriters, advisors (accounting, financial, legal and otherwise) and any consultants, in connection with the Company’s initial public offering of Class A Ordinary   Shares (“Offering Shares”). Upon completion of the IPO, these deferred offering costs shall be reclassified from non-current assets to stockholders’ equity and recorded against the net proceeds from the offering.

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

8	INVENTORIES

	As of 31 March 2024	As of 31 March 2025
	USD’000	USD’000
Raw materials	3,216	3,167
Work-in-progress	1,015	1,571
Finished goods	2,863	2,543
	7,094	7,281

The cost of inventories recognized as expenses and included in “cost of material” and “sub-contractor charges”, line items in profit or loss. Contract manufacturers charges are the costs to produce ladies’ undergarments based on CMTP (Cutting, Manufacturing, Trimming and Packaging) term with pre-determined rate. Cost of material charged to profit or loss for the financial period March 31, 2023, 2024 and 2025 was USD 28,505,000, USD 30,728,000 and USD 35,527,000 respectively. Contract manufacturers charges recognized in profit or loss for the financial year March 31, 2023, 2024 and 2025 was USD 15,288,000, USD 16,596,000 and USD 18,433,000 respectively.

9	TRADE AND OTHER RECEIVABLES

	Note	As of 31 March 2024	As of 31 March 2025
		USD’000	USD’000
Trade receivables – third parties	(a)	6,872	7,833
Less: Impairment losses		(279)	(283)
		6,593	7,550

Other receivables – third parties	(b)	31	26
Deposits – third parties		70	209
Prepayments – third parties	(c)	89	252
Prepayments – related parties		71	-
Advances to contract manufacturers – third parties		5,350	2,369
		5,611	2,856

Total trade and other receivables		12,204	10,406

Movement in the above impairment losses:

Beginning balances		43	279
Charge for the financial year		236	4
Ending balance		279	283

(a)	Trade receivables are non-interest bearing and the normal credit terms granted by the Company is 30 to 90 days (2023: 30 to 90 days). They are recognized at their original invoice amounts, which represent their fair values on initial recognition.

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

9	TRADE AND OTHER RECEIVABLES (cont.)

(b)	Other receivables from third parties consist mainly of advances to contract manufacturers. The Company expected to be offset with contract manufacturers charges in the next 12 months.

(c)	Prepayments from third parties consist mainly of the cost of installation of Enterprise Resource Planning (ERP) system and prepaid insurances.

(d)	The ageing analysis of trade receivables of the Company are as follows:

	Expected credit loss rate (%)	Gross	Impairment loss	Net
		USD’000	USD’000	USD’000
At 31 March 2024
Current	2.40%	4,528	(165)	4,363
> 30 days past due	1.11%	979	(76)	903
> 60 days past due	-%	482	-	482
> 90 days past due	0.55%	883	(38)	845
Total	4.06%	6,872	(279)	6,593

	Expected credit loss rate (%)	Gross	Impairment loss	Net
		USD’000	USD’000	USD’000
At 31 March 2025
Current	2.45%	5,389	(255)	5,134
> 30 days past due	0.95%	1,079	-	1,079
> 60 days past due	0.72%	859	(5)	854
> 90 days past due	1.13%	506	(23)	483
Total	5.25%	7,833	(283)	7,550

As part of the Company’s credit risk management, the Company assesses the impairment for its customers based on different group of customers which share common risk characteristics that are representative of the customers’ abilities to pay all amounts due in accordance with the contractual terms.

Loss allowance for trade receivables has been measured at an amount equal to the lifetime ECL. The ECL on trade receivables are estimated using a provision matrix by reference to past default experience of the debtor and an analysis of the debtor’s current financial position, adjusted for factors that are specific to the debtors, and where relevant general economic conditions of the industry in which the debtors operate.

As the Company’s historical credit loss experience does not show significantly different loss patterns for different customer segments, the provision for loss allowance based on past due status is not further distinguished between the Company’s different customer base.

There has been no change in the estimation techniques or significant assumptions made during the current reporting period. A trade receivable is written off when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery.

Information of financial risks of the trade and other receivables were disclosed in Note 29 to the financial statements.

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

10	AMOUNTS DUE FROM/(TO) RELATED PARTIES

Amounts due from/(to) related parties represent unsecured advances, which are non-interest bearing and repayable within the next twelve (12) months.

As at end of reporting period, management considers the ECL for amounts due from related parties is insignificant. Information of financial risks of the amounts due from/(to) related parties were disclosed in Note 29 to the financial statements.

11	CASH AND CASH EQUIVALENTS

	As of 31 March 2024	As of 31 March 2025
	USD’000	USD’000
Cash and bank balances	4,301	1,606
Fixed deposits	2,083	6,097
	6,384	7,703

The above balances that are not denominated in the functional currency are as follows:

	As of 31 March 2024	As of 31 March 2025
	USD’000	USD’000
Hong Kong Dollar	85	82
Indonesia Rupiah	41	44
Euro	—	98
Singapore Dollar	34	18

As at end of reporting period, management considers the ECL for cash and cash equivalents is insignificant. Information of financial risks of the cash and cash equivalents were disclosed in Note 29 to the financial statements.

12	LEASE LIABILITIES

As of 31 March 2025
USD’000
Maturity analysis
Year 1	473
Year 2	473
Year 3	473
Year 4	473
Less: Future interest expense	(211)
1,681

Analyzed as:
Current	382
Non-current	1,299
1,681

The Company leases office premises for the purpose of its operations for management for lease terms of 5 years.

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

12	LEASE LIABILITIES (cont.)

The movements of lease liabilities during the financial period are as follows:

	As of 31 March 2024	As of 31 March 2025
	USD’000	USD’000
As at 1 April	218	—
Interest charged for the year	9	116
Additions	—	2,043
Exchange differences	(16)	(1)
Payments of:
- Principal	(202)	(361)
- Interest expense	(9)	(116)
As at 31 March	—	1,681

The Company determines the lease term of a lease as the non-cancellable period of the lease. Any differences in expectations from the original estimates would impact the carrying amounts of the lease liabilities of the Company. The lease payments are discounted using the annual incremental borrowing rates of the Company ranging from 6.95% to 10.40% (31 March 2024: 6.95% to 10.40%).

Expenses relating to leases of low-value assets and short-term leases (included in other expenses) are as follows:

	March 31, 2023	March 31, 2024	March 31, 2025
	USD’000	USD’000	USD’000

Rental expenses on:
Equipment	1	2	2
Premises	179	200	58
Total	180	202	60

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have lease terms of 12 months or less and leases of low value leases. Lease payments relating to these leases are expensed to statements of income on a straight-line basis over the lease term.

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

13	TRADE AND OTHER PAYABLES

	As of 31 March 2024	As of 31 March 2025
	USD’000	USD’000
Trade payables – third parties	7,341	3,290
Trade payables – related parties	282	-
Other payables – third parties	7,652	506
Other tax payable	30	46
VAT payable	28	148
Accruals	1,353	1,403
Total trade and other payables	16,686	5,393

Trade payables are non-interest bearing and the normal credit terms granted to the Company ranged from 30 to 60 days (2024: 30 to 60 days) from the date of invoice.

Other payables consist with payable to a third party and advance payments. Both account balance are expected to be paid or satisfy the performance within in the next 12 months and interest free.

Accruals consist mainly of accrued commission charged, accrued service fees and provisions for staff severance.

Information of financial risks of the trade and other payables were disclosed in Note 29 to the financial statements.

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

14	AMOUNT DUE TO DIRECTOR

Amount due to director represents unsecured advances, which are non-interest bearing and repayable within the next twelve (12) months.

Information of financial risks of the amounts due to a director were disclosed in Note 29 to the financial statements.

15	AMOUNT DUE TO SHAREHOLDER

Amount due to shareholder represents unsecured advances, which are non-interest bearing and repayable within the next twelve (12) months.

Information of financial risks of the amounts due to a shareholder were disclosed in Note 29 to the financial statements.

16	AMOUNT DUE TO RELATED PARTIES

Amount due to related parties represents unsecured advances, which are non-interest bearing and repayable within the next twelve (12) months.

Information of financial risks of the amounts due to a shareholder were disclosed in Note 29 to the financial statements.

17	EQUITY

(a)	Ordinary shares

The authorized share capital is US$50,000 divided into 1,000,000,000 shares, comprising 900,000,000 Class A Shares, par value US$0.00005 per share, and 100,000,000 Class B Shares, par value US$0.00005 per share. The paid-up ordinary shares carry one vote per share and carry a right to dividends as and when declared by the Company.

On August 8, 2024, the Company gave effect to a forward split to Class A shares and Class B shares at a ratio of 1-for-2 and, immediately following this, a surrender of 17,500,000 Class A Shares and 4,375,000 Class B Shares. Following this, 22,500,000 Class A Shares and 5,625,000 Class B Shares remain issued and outstanding. Total number of Class A Shares will be 25,000,000 upon completion of initial public offering of 2,500,000 Class A Shares. Class A Shares with a par value of USD 0.00005 and entitle to one (1) vote per share. Class B Shares with a par value of $0.00005 and entitled to twenty (20) votes per share.

On April 30, 2024, the Company consummated the reorganization pursuant to a share exchange agreement with Messrs Shim Siang Fan, Kendrew Hartanto, Salim Podiono, and Nursalim Podiono who have assigned all of their ordinary shares in the BP to the Company in exchange for a total of 18,018,018 Class A shares in the Company. Accordingly, BP became a 99.9% owned subsidiary of the Company and Mr. Chua Kok Guan holds the remaining 0.1% of BP.

On April 30, 2024, the Company executed the acquisition of BrilliA Singapore pursuant to a share swap arrangement in which Messrs. Salim and Nursalim Podiono who has assigned 100% of their shares in BrilliA Singapore to the Company in exchange for a total of 1,981,982 Class A shares in the Company. As a result of the reorganization, the PT MAP became a 99.99% indirectly owned subsidiary of the Company through BrilliA Singapore, and Messrs Salim Podiono holds the remaining 0.01% shares of PT MAP.

On November 29, 2024, the Company closed its initial public offering (“IPO”) of 2,500,000 ordinary shares   pursuant to its registration statement on Form F-1 (File No. 333-282056), which was initially filed with the U.S. Securities and Exchange Commission (“the SEC”) on September 12, 2024, and declared effective by the SEC on November 19, 2024. The ordinary shares were priced at USD 4.00 per share. The ordinary shares were previously approved for listing on The New York Stock Exchange (“NYSE”) and commenced trading under the ticker symbol “BRIA” on November 27, 2024. The Company raised USD 10,000 thousand in gross proceeds from its initial public offering, before deducting underwriting discounts and other related expenses. The Company received net proceeds of USD 7,187 thousand after deduction of USD 2,813 thousand of offering costs.

(b)	Warrants

In connection with the closed of IPO of 2,500,000 Class A Ordinary Shares with USD 4.00 per shares on November 29, 2024 and listing on the NYSE, the Company had issued Alliance Global Partners, the lead managing underwriter for IPO, to purchase a total of 125,000 Class A Ordinary Shares (“Representative’s Warrants”) which is equal to five percent (5%) of the transaction share amounts The Representative’s Warrants are exercisable at any time and from time to time from and after the 180th day from the date of effective of the registration statement (“Form F-1”) through and including the five (5) year anniversary of the date of effectiveness of the Form F-1. We valued the warrants issued during the year ended March 31, 2025 using the Binomial option pricing model at a value of $307,737. The assumptions used in determining the fair value of the warrants were as follows:

Expected term in years	5 years
Risk-free interest rate	4.45%
Annual expected volatility	81.00%
Dividend yield	0.00%

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

17	EQUITY (cont.)

Activity related to the warrants for the year ended March 31, 2025 is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years	Aggregate Intrinsic Value
Outstanding, March 31, 2024		$-
Activity during the year ended March 31, 2025	125,000	$5.20
Outstanding, March 31, 2025	125,000	$5.20
Exercisable, end of period (1)	-	$-	4.67	$307,737

The warrants are exercisable after 180 days after effective of registration statement.

18	MERGER RESERVE

The merger reserve represents effects of changes in ownership interests in subsidiaries when there is no change in control. Under merger accounting, the assets, liabilities, revenue, expenses and cash flows of all the entities within the Group are combined after making such adjustments as are necessary to achieve consistency of accounting policies. This manner of presentation reflects the economic substance of combining companies, which were under common control throughout the relevant period, as a single economic enterprise.

19	TRANSLATION RESERVE

The translation reserve comprises all foreign exchange differences arising from the translation of the consolidated financial statements of foreign operations whose functional currency is different from that of the Group’s presentation currency and is non-distributable.

20	REVENUE

	March 31, 2023	March 31, 2024	March 31, 2025
	USD’000	USD’000	USD’000

Recognized at point in time:
Sales of goods	51,366	55,531	64,067

Recognized over time:
Rendering of services	247	224	294
Service for sample preparation	12	16	30
Services for order management solution	1,302	193	-
Recognized at point in time:	52,927	55,964	64,391

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

20	REVENUE (cont.)

Sales of goods by product:

	For Financial Year Ended
	March 31, 2023		March 31, 2024		March 31, 2025
	USD’000	% of sales of goods	USD’000	% of sales of goods	USD’000	% of sales of goods
Brassiere	47,577	92.62	51,140	92.09	54,801	85.54
Top	-	-	-	-	2,661	4.15
Panty	188	0.37	775	1.40	1,271	1.98
Bodysuit	3,601	7.01	2,967	5.34	1,730	2.70
Swimsuit	-	-	211	0.38	2,697	4.21
Dress	-	-	307	0.55	39	0.06
Others	-	-	131	0.24	868	1.35
	51,366	100.00	55,531	100.00	64,067	100.00

Sales of goods and services by geographical locations:

	For Financial Year Ended
	March 31, 2023		March 31, 2024		March 31, 2025
	USD’000	% of revenue	USD’000	% of revenue	USD’000	% of revenue
North America	38,809	73.33	44,659	79.80	55,421	86.07
European	10,960	20.71	8,905	15.91	5,740	8.91
Asia Pacific	1,928	3.64	2,070	3.70	2,983	4.63
Latin America	937	1.77	163	0.29	91	0.14
Middle East	224	0.42	96	0.17	41	0.06
Others	69	0.13	71	0.13	115	0.18
	52,927	100.00	55,964	100.00	64,391	100.00

21	OTHER INCOME

	March 31, 2023	March 31, 2024	March 31, 2025
	USD’000	USD’000	USD’000

Bank interest income	6	106	185
Samples income/(loss)	4	14	(5)
	10	120	180

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

22	EMPLOYEE BENEFIT EXPENSES

	March 31, 2023	March 31, 2024	March 31, 2025
	USD’000	USD’000	USD’000

Salary, wages and bonus	1,675	1,991	2,996
Allowance	385	173	241
Severance	164	100	105
Others	23	31	31
	2,247	2,295	3,373

23	OTHER EXPENSES

Included within other expenses are the following expenses:

	March 31, 2023	March 31, 2024	March 31, 2025
	USD’000	USD’000	USD’000

Bank charge	47	41	49
Bank interest	184	378	384
Catering fee	90	96	111
Courier	128	190	202
Entertainment	12	34	207
Exchange rate	(46)	(30)	69
Expat licensing fees	5	4	4
Freight export	4	4	20
General and admin	52	58	43
Insurance	106	131	131
Lab fee	18	28	32
Lab test	5	18	14
License fee	—	24	93
Motor vehicle	15	18	20
Other expenses	63	80	208
Other tax expense	1	2	35
Other tax expense (for commission)	227	359	376
Professional fee	15	58	364
Rental - copier	1	2	2
Rental - office and apartment	179	200	58
Repair and maintenance	6	32	28
Service fee	165	81	40
Stationery	5	7	8
Transportation	30	22	19
Travelling	39	150	476
Utilities	38	45	47
	1,389	2,032	3,040

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

24	FINANCE COSTS

	March 31, 2023	March 31, 2024	March 31, 2025
	USD’000	USD’000	USD’000

Interest expense on:
- hire purchase	1	-	-
- lease liabilities	30	9	116
	31	9	116

25	INCOME TAX EXPENSES

	March 31, 2023	March 31, 2024	March 31, 2025
	USD’000	USD’000	USD’000

Current tax expense based on profit for the financial year	885	705	800

Tax expense is calculated at the rate prevailing in the respective jurisdictions of the Company’s operations.

The numerical reconciliations between the tax expense and the product of accounting profit multiplied by the applicable tax rates of the Company are as follows:

	March 31, 2023	March 31, 2024	March 31, 2025
	USD’000	USD’000	USD’000

Profit before income taxes	5,244	3,989	3,619
Tax at statutory tax rate
Tax effects in respect of :
- Non-deductible expenses	879	671	733
Others	6	34	67
	885	705	800

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

26	EARNINGS PER SHARE

(a)	Basic

Basic earnings per ordinary share for the financial year ended are calculated by dividing earnings for the financial year attributable to owners of the Company by the weighted average number of ordinary shares outstanding during the financial year.

	For the financial year end
	March 31, 2023	March 31, 2024	March 31, 2025
	USD	USD	USD
Profit for the financial year attributable to the owners of the Company	4,354,092	3,281,352	2,815,261
Weighted average number of ordinary shares in issue	22,500,000	22,500,000	23,342,466
Basic earnings per ordinary share	0.19	0.15	0.12

(b)	Diluted

Diluted earnings per ordinary share for the financial year is calculated by dividing the profit for the financial year attributable to equity holders of the parent by the weighted average number of ordinary shares outstanding during the financial year adjusted for the effects of dilutive potential ordinary shares.

27	RELATED PARTY TRANSACTIONS

Nature of relationships with related parties:

Name	Relationship with the Company
PT Star Alliance Intimates	Mr. Kendrew Hartanto has a 39.11% shareholding in the company.
SCP International	Mr. Koh Wah Seng Philip is a Director (appointed from December 21, 2022) and has a 82% shareholding in the company.
LGK Hong Kong Ltd.	Mr. Shim Siang Fan is a director and has a 100% shareholding in the company.
PT FGX Indonesia	Mr. Nursalim Podiono has a 99.9% shareholding in the company.
PT Sinar Klaten Makmur	Mr. Nursalim Podiono has a 99.36% shareholding in the company.
PT Diana Mode Indonesia	A company where Mr. Salim Podiono and Mr. Nursalim Podiono are both directors and each have a 25% shareholding in the company
PT Diana Retail Indonesia	Mr. Halim Podiono, a sibling of Salim Podiono has a 95% shareholding in the company
PT Gunung Mas International	Mr. Taslim Podiono, a sibling of Salim Podiono and Nursalim Podiono, has a 55% shareholding in the company
Lejaby Maison De Creation	Mr. Salim Podiono has 100% shareholding in the company.
Mr. Salim Podiono	Chairman of the board of directors, and controlling shareholder of the Company
Mr. Nursalim Podiono	Shareholder of 9.4% of the issued Class A Shares in the Company
Mr. Shim Siang Fan	Shareholder of 14.2 % of the issued Class A Shares in the Company

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

27	RELATED PARTY TRANSACTIONS (cont.)

Related party transactions:

The related parties had transactions for the financial year ended March 30, 2023, 2024 and 2025 consist of the following:

			For the financial year end
Name	Nature	Description	March 31, 2023	March 31, 2024	March 31, 2025
			USD’000	USD’000	USD’000
PT Star Alliance Intimates(a)	Trade	CMT charges and related direct costs	1,895	4,506	5,268
Mr. Salim Podiono	Trade	Rental expense and service charge	135	371	476
SCP International	Trade	Service fee orders allocation	165	-	-
Lejaby Maison De Creation	Trade	Sales of goods	-	-	99
PT Diana Retail Indonesia	Trade	Sales of goods	-	-	565
PT Gunung Mas International	Non-trade	License fee	-	24	-
PT Diana Mode Indonesia	Non-trade	License fee	-	-	93

The balances with related parties as at March 31, 2024 and 2025 are as follows:

	Nature of transactions	As of March 31, 2024	As of March 31, 2025
		USD’000	USD’000
Amounts due from related parties
PT Star Alliance Intimates	Trade	460	235

Non-Trade Receivables
PT Gunung Mas International	Non-trade	71	-

Trade Receivables
PT Diana Retail Indonesia	Trade	-	601

Trade payable and other payables
PT Star Alliance Intimates	Trade	282	-
LGK HongKong Ltd	Trade	-	125

Amount due to shareholder
Shim Siang Fan	Non-trade	57	52

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

27	RELATED PARTY TRANSACTIONS (cont.)

Compensation of key management personnel

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, including any Director (whether executive or otherwise) of the Company.

The remuneration of the Directors of the Company during the financial year were as follows:

The remuneration of the Directors and Commissioner of the Company during the financial year were as follows:

	For the financial year end
	March 31, 2023	March 31, 2024	March 31, 2025
	USD’000	USD’000	USD’000

Salary and wages	123	198	642
Directors’ fees	-	-	269
Allowance	28	38	5
	151	236	916

28	FINANCIAL INSTRUMENTS

Categories of financial instruments

The following table sets out the financial instruments as at the end of the reporting period:

	As of March 31, 2024	As of March 31, 2025
	USD’000	USD’000
Financial assets

Financial assets at amortized cost
Trade and other receivables, net prepayment	12,115	10,155
Amounts due from related parties	459	235
Cash and cash equivalents	6,384	7,703
	18,957	18,093
Financial liabilities

Financial liabilities at amortized cost
Trade and other payables	16,686	5,393
Amount due to related parties	—	125
Amount due to a director	—	3
Amount due to a shareholder	57	52
Lease liabilities	—	1,681
	16,743	7,254

(a)	Methods and assumptions used to estimate fair value

The carrying amounts of financial assets and financial liabilities, such as trade and other receivables, amounts due from related parties, trade and other payables, amount due to a director and amount due to a shareholder are reasonable approximation of fair value due to their short-term nature.

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

29	CAPITAL AND FINANCIAL RISK MANAGEMENT

Capital management

The capital structure of the Company mainly comprises share capital and retained profit. The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios to support its business and meet obligations when they fall due.

The Company manages its capital structure and makes adjustments in light of changes in economic conditions. The management considers the cost of capital and the risk associated with each class of capital. The Company may adjust dividend payments to shareholders, return capital to shareholders, or issue new shares. No changes were made to the objectives, policies, or processes during the financial years ending March 31, 2024, and March 31, 2025.

The Company is not subject to any other externally imposed capital requirements.

As of date of this report, the management has reviewed and concluded that there are no material uncertainties related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern.

(c)	Financial risk management

The financial risk management objective of the Company is to optimise value creation for shareholders whilst minimising the potential adverse impact arising from liquidity and cash flow risk, interest rate risk, credit risk and foreign currency risk.

The Directors of the Company review and agree policies and procedures for the management of these risks, which are executed by the management of the Company. It is, and has been the policy of the Company, throughout the current and previous financial year that no derivatives shall be undertaken.

The following sections provide details regarding the exposure of the Company to the above mentioned financial risks and the objectives, policies and processes for the management of these risks.

(i)	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company’s credit risk is primarily attributable to its cash and cash equivalents, other receivables, amount due from shareholders and trade receivables.

Concentrations

As at March 31, 2025, approximately 70.0% (March 31, 2024: 82.9%) of the Group’s trade receivable arose from 2 customers (March 31, 2024: 3 customers). In order to minimize the credit risk, the management has delegated a team responsible for determination of credit limits and credit approvals. Our accounts receivable is short term in nature and the associated risk is minimal. The Group conduct credit evaluations on our clients and generally do not require collateral or other security from such clients. The Group periodically evaluate the creditworthiness of the existing clients in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

Concentration of Revenue by Customers

For the financial year ended March 31, 2025, the Company have 2 customers (March 31, 2023 and 2024: 2 and 3 customers respectively) accounted for 79.7% (March 31, 2023 and 2024: 81.5% and 82.2% respectively) of our total revenue. No other customer accounts for more than 10% of our revenue for the financial years ended March 31, 2023, 2024 and 2024.

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

29	CAPITAL AND FINANCIAL RISK MANAGEMENT (cont.)

Cash and cash equivalents are placed with credit-worthy financial institutions with high credit ratings assigned by international credit-rating agencies and therefore credit risk is limited. The Company has adopted procedures in extending credit terms to customers and monitoring its credit risk. Credit evaluations are performed on customers requiring credit over a certain amount. Before accepting any new customer, the Company carries out research on the credit risk of the new customer and assesses the potential customer’s credit quality and defines credit limits by customer. Limits attributed to customers are reviewed when necessary.

The Company’s current credit risk grading framework comprises the following categories.

Category	Description	Basis of recognizing ECL
Low risk	The counterparty has a low risk of default and does not have any past-due amounts.	12-month ECL
Doubtful	There have been significant increases in credit risk since initial recognition through information developed internally or external resources.	Lifetime ECL – not credit-impaired
In default	There is evidence indicating the asset is credit-impaired.	Lifetime ECL – credit-impaired
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Company has no realistic prospect of recovery.	Amount is written off

Impairment for trade receivables that do not contain a significant financing component are recognized based on the simplified approach within IFRS 9 using the lifetime expected credit losses.

The table below details the credit quality of the Company’s financial assets as well as maximum exposure to credit risk by credit risk rating grades:

Financial assets at amortized cost	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount
		USD’000	USD’000	USD’000
As of March 31, 2024
Trade receivables	Lifetime ECL	6,872	(279)	6,593
Other receivables	12-month ECL	31	-	31
Amounts due from related parties	12-month ECL	459	-	459
		7,362	(279)	7,083

Financial assets at amortized cost	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount
		USD’000	USD’000	USD’000
As of March 31, 2025
Trade receivables	Lifetime ECL	7,833	(283)	7,550
Other receivables	12-month ECL	26	-	26
Amounts due from related parties	12-month ECL	857	-	857
		8,716	(283)	8,433

No expected credit losses were recognized as the amounts were negligible.

At the end of the reporting period, the maximum exposure to credit risk of the Company is represented by the carrying amount of each class of financial assets recognized in the statements of financial position.

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

29	CAPITAL AND FINANCIAL RISK MANAGEMENT (cont.)

(ii)	Liquidity risk management

In the management of the liquidity risk, the Company monitors and maintains a level of cash and cash equivalents deemed adequate by management to finance its operations and mitigate the effects of fluctuations in cash flows.

The following table details the Company’s contractual maturity for its non-derivative financial liabilities. The table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay.

	On demand or within 1 year	Over 1 year	Total undiscounted cash flow	Total carrying amount
	USD’000	USD’000	USD’000	USD’000
As of March 31, 2024
Trade and other payables	16,686	-	16,686	16,686
Amount due to a shareholder	57	-	57	57

	On demand or within 1 year	Over 1 year	Total undiscounted cash flow	Total carrying amount
	USD’000	USD’000	USD’000	USD’000
As of March 31, 2025
Trade and other payables	8,620	-	8,620	8,620
Amount due to a director	3	-	3	3
Amount due to a shareholder	52	-	52	52
Lease liabilities	473	1,419	1,892	1,681

(iii)	Foreign currency risk management

The Company also transacts business in foreign currencies other than its functional currencies, as further disclosed below, and is therefore exposed to foreign exchange risk.

The currency exposure of financial assets and financial liabilities denominated in currencies other than the Company’s functional and reporting currencies are as follows:

	As of March 31, 2024	As of March 31, 2025
	USD’000	USD’000
Euro	—	98
Hong Kong Dollar	85	82
Singapore Dollar	34	18

The following table details the sensitivity to a 5% increase and decrease in the related foreign currencies against the functional currency with all the other variables held constant. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 5% change in foreign currency rates.

	As of March 31, 2024	As of March 31, 2025
	USD’000	USD’000
Euro	—	5
Hong Kong Dollar	4	4
Singapore Dollar	2	1

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

30	RECONCILIATIONS OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

	As of March 31, 2024	As of March 31, 2025
	USD	USD
As at 1 April	217,651	-
Cash flows:
– Payments of lease liabilities	(201,861)	(360,602)
– Payments of lease interests	(8,705)	(115,595)
Non-cash flows:
– Additions	-	2,042,757
– Interest expense	8,705	115,595
– Exchange differences	(15,790)	(1,769)
As at 31 March	-	1,680,386

31	SEGMENTS OPERATIONS

An operation segment is a component of an entity that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity whose operating results are reported to the Company’s chief operating decision maker (“CODM”) for the purpose of resource allocation and performance assessment. Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. The Company’s operates in a single business segment which is the business of providing management services for ladies’ intimates supply chain solution services. No operating segments have been aggregated to form the reportable operating segment.

Please refer to Note 20 Revenue for the disclosure of operating segment.

32	EVENTS SUBSEQUENT TO THE REPORTING PERIOD

On 11 June, 2025, the Company incorporated a wholly-owned subsidiary, Bra Pro Private Limited, a private company limited by shares, which is incorporated in the Republic of Singapore, with an initial issued share capital of S$1.00 represented by 1 ordinary share.