Form 20-F
period 2026-03-31
BrilliA Inc
filed 2026-07-31
CIK 2000230

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES
EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2026

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 001-42410

BrilliA Inc

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

51 Cuppage Road

Unit #06-18

Singapore 229469

(Address of principal executive offices)

Koh Wah Seng Philip

Tel: +65 6235 3388

philip.koh@brilliaincorporated.com

51 Cuppage Road

Unit #06-18

Singapore 229469

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 25,000,000 Class A Ordinary Shares and 5,625,000 Class B Ordinary Shares issued and outstanding as of March 31, 2026.

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

“Ordinary Shares” means Class A Shares and Class B Shares.

“PRC” means The People’s Republic of China.

“SEC” or “Securities and Exchange Commission” means the United States Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“US$,” “$,” or “USD,” or “United States Dollars” means United States dollar(s), the lawful currency of the United States of America.

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

	March 31,
US$ Exchange Rate	2026	2025	2024
At the end of the year - IDR	IDR16,929 to $1.00	IDR16,588 to $1.00	IDR15,853 to $1.00
Average rate for the year - IDR	IDR16,601 to $1.00	IDR16,069 to $1.00	IDR15,386 to $1.00

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

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this annual report. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	introduction of new product and service offerings;

●	expected changes in our revenues, costs or expenditures;

●	our expectations regarding the demand for and market acceptance of our products and services;

●	expected growth of our customers, including consolidated account customers;

●	competition in our industry;

●	government policies and regulations relating to our industry;

●	the length and severity of global health events and their impact on our business and industry;

●	the scope of government orders and restrictions and the extent of the impact of global health events on the global economy;

●	other factors that may affect our financial condition, liquidity and results of operations; and

●	other risk factors discussed under “Item 3. Key Information - 3.D. Risk Factors.”

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

Risks related to Our Business and Industry:

●	We are dependent on our customers, and failure to successfully provide stylish and quality products to our customers may materially and adversely affect our business and results of operations.

●	There could be a potential conflict of interest between our controlling shareholder Mr. Salim and our Company in the future with respect to the license of DIANA brand.

●	Launching the DIANA brand raises risks such as an erosion of trust and reputation with our customers, conflicts of interest with our customers, market fragmentation leading to reduced margins, customer alienation, and innovation stagnation.

●	Our business is subject to supply chain interruptions.

●	We are dependent on third-party manufacturers and raw material suppliers for our lingerie and other apparel products.

●	Bra Pro historically has had substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenues.

●	Any significant damage to our primary facility could have a material adverse effect on our results of operations.

●	We rely on our ability to design in response to changes our consumers’ preference in a timely manner.

●	Our Company may be unable to successfully implement our business objectives and our expansion plans may not be successful.

●	Our success depends upon our key management personnel.

●	If we are unable to maintain and protect our intellectual property, or if third parties assert that we infringe on their intellectual property rights, our business could suffer.

●	Our business and operations may be affected by our ability to enter into or renew the existing license agreement for the DIANA Brand.

●	Our business could be adversely affected in the event of a global pandemic of similar scale to COVID-19.

●	We are exposed to risks arising from fluctuations of foreign currency exchange rates.

●	Our business operations may be subject to seasonality.

●	The effect and impact of the recently enacted Omnibus Law on job creation in Indonesia are not immediately known and subject to ongoing review.

●	Current political and social events in Indonesia may adversely affect our business.

●	Deterioration of political, economic and security conditions in Indonesia may adversely affect our operations and financial results.

●	Terrorist activities in Indonesia could destabilize Indonesia, which would adversely affect our business, financial condition and results of operations, and the market price of our securities.

●	Fluctuations in the value of the Indonesian Rupiah may materially and adversely affect us.

●	Indonesia is vulnerable to natural disasters and events beyond our control, which could adversely affect our business and operating results.

●	We may be affected by uncertainty in the balance of power between local governments and the central government in Indonesia.

●	Changes in U.S. trade policy, including the imposition of additional tariffs, may adversely affect our cost structure and competitive position.

Risks related to Our Securities:

●	We may not maintain the listing of our Class A Shares on NYSE American which could limit investors’ ability to make transactions in our Class A Shares and subject us to additional trading restrictions.

●	The trading price of our Class A Shares may be volatile, which could result in substantial losses to investors.

●	We may experience extreme stock price volatility, including any stock-run up, unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Shares.

●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Class A Shares, the market price for our Class A Shares and trading volume could decline.

●	While we have previously declared cash dividends, there is no guarantee that we will pay dividends in the future and you should not rely on such payments.

●	The sale or availability for sale of substantial amounts of our Class A Shares could adversely affect their market price.

●	Short selling may drive down the market price of our Class A Shares.

●	If we are classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences.

●	As a company incorporated in the Cayman Islands, we have adopted certain home country practices in relation to corporate governance matters that differ significantly from NYSE American Company guide, These practices may afford less protection to shareholders than they would enjoy if we complied fully with NYSE American corporate governance listing standards.

●	Our controlling shareholder has substantial influence over the Company. Its interests may not be aligned with the interests of our other shareholders, and it could prevent or cause a change of control or other transactions.

●	Our controlling shareholder may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

●	As a “controlled company” under the rules of NYSE American, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

●	We are a foreign private issuer within the meaning of the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

●	We have incurred significantly increased costs and devote substantial management time as a result of the listing of our Class A Shares on the NYSE American.

●	If we fail to maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Class A Shares may be materially and adversely affected.

●	Certain judgments obtained against us or our auditor by our shareholders may not be enforceable.

●	Further issuances of Class B Shares may result in a dilution of the percentage ownership of the existing holders of Class A Shares as a total proportion of Ordinary Shares in the Company.

●	Our Company intends to grant employee share options and other share-based awards in the future. Our Company will recognize any share-based compensation expenses in our statements of comprehensive loss. Any additional grant of employee share options and other share-based awards in the future may have a material adverse effect on our results of operation.

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

There could be a potential conflict of interest between our controlling shareholder Mr. Salim and our Company in the future with respect to the license of the DIANA brand.

With respect to the DIANA brand, there could be a potential conflict of interest between our controlling shareholder Mr. Salim and our Company in the future. As disclosed in the related party transactions section, the DIANA brand is licensed by MAP from PT Diana Mode Indonesia. Our controlling shareholder, Mr. Salim has a 25% beneficial interest in PT Diana Mode Indonesia, with his siblings Halim Podiono, Taslim Podiono, and Nursalim Podiono each holding a 25% beneficial interest in PT Diana Mode Indonesia. Nursalim Podiono is also a shareholder of the Company. Mr. Salim is currently minimally involved in the day-to-day management and operations of the Company. Nonetheless, because of his extensive experience in the lingerie industry as the previous chief executive officer, the current management of the Company still looks to Mr. Salim for advice regarding the strategic direction of the Company and Mr. Salim consequently retains substantial influence with the current management of the Company. Post offering, Mr. Salim will perform supervisory duties through his role as the chairman of the board of directors and executive director of the Company. Therefore, after the expiry of the existing licensing agreement, Mr. Salim, by virtue of his influence and controlling interest in the Company, may cause MAP to renew the existing licensing agreement on unfavorable terms or impair MAP’s ability to effectively exercise its contractual rights in the licensing agreement should there be a breach of these terms. Furthermore, due to his beneficial interest in PT Diana Mode Indonesia, Mr. Salim and Mr. Nursalim by virtue of their beneficial interest in PT Diana Mode Indonesia, will stand to benefit indirectly from the successful enhancement of the DIANA brand’s value. This improvement will not only increase the value of his indirect ownership in the DIANA brand through PT Diana Mode but also enhance PT Diana Mode’s capacity to negotiate higher licensing fees with the Company. Therefore, we cannot assure you that when conflicts of interest arise that Mr. Salim will act in the best interests of our Company, or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between Mr. Salim and our Company. If we cannot resolve any conflict of interest or dispute between us and Mr. Salim, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

As Bra Pro relies on diverse range of third-party suppliers, Bra Pro’s results of operations and capital resources have not been materially impacted by any supply chain interruptions to Bra Pro during the financial years ended March 31, 2025 and 2026. However, any increased costs from delays, cancellations, and insurance, or disruption to, or inefficiency in, the supply chain network of Bra Pro’s third-party service providers, whether due to geopolitical conflicts, COVID-19, outbreaks, or other factors, could affect our revenue and profitability.

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

Bra Pro’s top two customers accounted for 67.62% and 78.74% of revenues for the year ended March 31, 2026 and 2025 respectively. Bra Pro does not have long-term agreements with any of Bra Pro’s top three customers and their purchases are made on an order-by-order basis. Bra Pro’s business with its customers has been, and will likely continue to be, conducted based on the actual orders received from time to time. Bra Pro’s customers are not obligated in any way to continue placing orders with Bra Pro at the same or increasing levels, or at all. Bra Pro’s customers’ level of demand for Bra Pro’s products may fluctuate significantly from period to period. Such fluctuation is attributable mainly to changes in customer demand, including their business strategies, operational needs, product portfolio and interpretation of fashion trends. The loss of Bra Pro’s principal customer, or if Bra Pro is unable to attract new customers or if Bra Pro’s existing customers decrease their spending on the products Bra Pro offer, fail to make repeat purchases of Bra Pro’s products, will harm Bra Pro’s business, financial condition, results of operations, and growth prospects.

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

One of our key expansion initiatives would be to develop the DIANA brand of lingerie licensed by MAP. In the future, once the DIANA brand is further developed, we may need to renew the existing license agreement to achieve continued growth of our business. There can be no assurance that this licensing agreement can be obtained or renewed on acceptable terms, or at all from PT Diana Mode. Specifically, this reliance on a related party poses several material risks to us:

●	Financial Dependency on license agreement. If the DIANA license agreement is terminated, restricted, or not renewed, the Company will no longer be able to market and sell products under the DIANA brand. This could lead to a significant loss of anticipated revenues and could adversely affect our business operations and financial condition. While we are still in the process of implementing our developmental plans for the DIANA brand, and therefore the potential loss in revenue and other financial metrics cannot be directly quantifiable apart from the loss of the net offering proceeds, we anticipate that should such an event materializes, the Company would also have to face additional costs to negotiate a new license or develop as alternative brand, estimated to cost the Company a total sum comprising of 15% of the net offering proceeds and the licensing fee we incurred and will continue to incur in the licensing agreement with PT Diana Mode. Further, the Company would need to write off the investment made in developing and marketing the brand. This could amount to a loss of up to 15% of the net offering proceeds.

●	Accrual of benefits to Mr. Salim. Part of the benefits of developing and marketing the DIANA brand may accrued by Mr. Salim rather than the Company. If the license is terminated or restricted, Mr. Salim may retain the developed brand equity, resulting in a loss of investment for the Company and no return on the resources spent on the brand development of DIANA to the Company.

●	Impact on other lines of business. Investing a substantial portion of our resources in the DIANA brand might detract from our ability to invest in and develop other lines of business. If the DIANA brand does not perform as expected or the license is terminated, this could negatively affect our overall business strategy and future growth prospects. The loss of the DIANA brand could also disrupt our operations and require us to quickly pivot our strategy. Finding a new brand to develop or acquiring a different license could take significant time and resources, during which our market position and competitive advantage could weaken.

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

Our business could be adversely affected in the event of another global pandemic of similar scale to COVID-19.

The global pandemic outbreak of COVID-19 announced by the World Health Organization in early 2020 had disrupted MAP’s operations, and the operations of Bra Pro’s customers, Bra Pro’s suppliers and/or third-party contact manufacturers. During COVID-19, governments implemented policies which limited the mobility of the people, initiated social distancing, and cut the working hours in factories. There was also a disruption in the supply chain due to limitation of vessels and aircrafts, manpower for the clearance, all of which resulted in a longer transportation lead time and impacted negatively on the freight cost and overall cost of goods sold. Disruption of supply chain planning had also resulted in panic buying and unusual higher demand in inventory level. If a global pandemic occurs or if Bra Pro’s customers, suppliers, and third-party contact manufacturers are forced to close down their businesses after prolonged disruptions to their operations, MAP may experience a delay or shortage of raw materials, supplies and/or services by our suppliers to execute orders. In such an event, MAP’s performance may be severely disrupted, which may have a material and adverse effect on Bra Pro’s business, financial condition, and results of operations. Therefore, our revenue and profitability in turn may also be materially affected if a reoccurrence of a COVID-19 outbreak or another pandemic materially affects the overall economic and market conditions in North America and the economic slowdown and/or negative business sentiment could potentially have an adverse impact on our business and operations.

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

Deterioration of political, economic, and security conditions in Indonesia may adversely affect our operations and financial results.

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

While we have previously declared cash dividends, there is no guarantee that we will pay dividends in the future and you should not rely on such payments.

On September 15, 2025, we declared a cash dividend of US$0.133 per Class A share, representing an aggregate distribution of US$2,992,500 across 22.5 million Class A shares outstanding. The dividend was paid on September 30, 2025, to shareholders of record as of September 15, 2025. However, our board of Directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Indonesia, Cayman Islands and BVI laws, as the case may be. Therefore, you should not rely on an investment in our shares as a source of future dividend income. If our board of Directors decides to declare and pay future dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors as determined by our board of Directors.

There is no guarantee that our Class A Shares will appreciate in value or even maintain the price at which you purchased our shares. You may not realize a return on your investment in our shares and you may even lose your entire investment.

The sale or availability for sale of substantial amounts of our Class A Shares could adversely affect their market price.

Sales of substantial amounts of our Class A Shares in the public market, or the perception that these sales could occur could adversely affect the market price of our shares and could materially impair our ability to raise capital through equity offerings in the future. There are 25,000,000 Class A Shares and 5,625,000 Class B Shares outstanding as of the date of this annual report. We cannot predict what effect, if any, the availability of these securities for future sale will have on the market price of our shares.

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

Our controlling shareholder may have conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Because our controlling shareholder has control over our corporate matters, his interests may differ from the interests of our Company as a whole and other shareholders. Our controlling shareholder could, for example, appoint directors and management without the requisite experience, relations or knowledge to steer our company properly because of their affiliations or loyalty, and such actions may materially and adversely affect our business and financial condition. Furthermore, he could cause our Company to enter into related party transactions with other entities in which he has an interest at unfavorable terms to our Company. Currently, we do not have any arrangements to address potential conflicts of interest between the shareholder and our company. If we cannot resolve any conflict of interest or dispute between us and the shareholders, we would have to rely on legal proceedings, which could disrupt our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last Business Day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on September 30, 2026. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our Directors or Executive Officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our officers, Directors and 10% shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the NYSE American. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

We have incurred significantly increased costs and devote substantial management time as a result of the listing of our Class A Shares on the NYSE American.

We currently incur additional legal, accounting, and other expenses as a public reporting company, and will incur additional expenses if we cease to qualify as an emerging growth company. For example, we are required to comply with the additional requirements of the rules and regulations of the SEC and the NYSE American rules, including applicable corporate governance practices. Compliance with these requirements increases our legal and financial compliance costs and make some activities more time-consuming and costly. In addition, such compliance necessarily diverts the attention of our management and other personnel from operational and other business matters to these public company requirements.

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

Our Company adopted an employee share incentive plan in 2024, or the 2024 ESIP, for the purpose of granting share-based compensation awards, in an aggregate amount of up to 10% of our issued and outstanding Class A Shares as of the date of this annual report, to our employees, directors and consultants to incentivize their performance and align their interests with ours. Under the 2024 ESIP, we are permitted to issue options to purchase or share awards of up to 2,500,000 Class A Shares. As of the date of this annual report, we have not awarded any shares and no options to purchase Class A Shares have been exercised and no Class A Shares have been issued upon exercised vested options, in each case under the 2024 ESIP. As a result of these grants and potential future grants, we expect to continue to incur significant share-based compensation expenses in the future. The amount of these expenses is based on the fair value of the share-based awards. We account for compensation costs for all share options using a fair-value based method and recognize expenses in our statements of profit or loss and other comprehensive income. The expenses associated with share-based compensation will decrease our profitability, perhaps materially, and the additional securities issued under share-based compensation plans will dilute the ownership interests of our shareholders. However, if we limit the scope of our share-based compensation plan, we may not be able to attract or retain key personnel who expect to be compensated by options.

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

Subsidiaries

A description of our subsidiaries is set out below.

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

On December 9, 2025, the Group has also entered into a five-year trademark license agreement with Jockey International, Inc. granting BrilliA exclusive rights to source, design, manufacture, market, and sell Jockey-branded products in Indonesia, including underwear, bras, shapewear, socks, activewear, loungewear, and sleepwear for both men and women. The Group plans to build distribution through wholesale partnerships, retail stores, and e-commerce. The agreement positions the Group to address Indonesia’s apparel market, estimated at approximately USD 22 to 23 billion annually across a population of more than 280 million. To support its Indonesian manufacturing base, the Group has also formed a strategic alliance with Hung Hon (4K) Limited, which has commenced production of foam pads for BrilliA at a facility in Central Java, near the Group’s existing sewing partner network, supported by a dedicated office in Jakarta.

Bra Pro’s Product Offerings

The diagram above showcases the best-selling products demanded by Bra Pro’s customers. For the financial year ended March 31, 2026, the best-selling products from Bra Pro are (i) brassiere, and (ii) top.

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

While Bra Pro has long business and working relationships with many of its customers, Bra Pro does not currently have any long-term arrangements with its customers since orders are fulfilled on an as required basis based on individual purchase orders.

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

During the two financial years ended March 31, 2026, and 2025, Bra Pro did not experience any material delays or any material disputes with Bra Pro’s suppliers, or any material adverse consequences from any defective apparel products produced by Bra Pro’s suppliers.

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

Bra Pro’s Manufacturers

As described above, the materials used to make the lingerie and apparel are directly sourced and provided by Bra Pro. However, to optimize cost efficiency and maintain competitiveness, Bra Pro leverages third-party manufacturers and production facilities for the manufacturing process. Bra Pro tasks MAP to collaborate with these third party contract manufacturers to complete orders from Bra Pro’s customers. When evaluating and selecting a contract manufacturer for Bra Pro’s lingerie and apparel orders, Bra Pro considers various factors such as their supplier’s experience in the industry, reputation, technical capabilities, financial strength, staff resources and efficiency. MAP does not enter into any long-term agreement with our suppliers, and we believe that this is in line with common practice in the lingerie and apparels industries. Instead, Bra Pro enter into agreement(s) with purchasing companies on an as required basis. Accounts payable to their suppliers are generally settled by bank transfer, cheque, or letter of credit. Bra Pro generally enjoy a credit term of between 15 to 60 days to settle payments with their third-party purchasing companies.

During the two financial years ended March 31, 2026, and 2025, Bra Pro did not experience any material delays when liaising with, or any material disputes with, Bra Pro’s third party contract manufacturers, or any material adverse consequences from any defective lingerie and other apparel products produced by these manufacturers.

MAP’s operations

As Bra Pro’s fulfillment service provider, MAP’s operations involve (i) design and development, (ii) raw material sourcing, (iii) production management, and (iv) logistic management. Each of these components contributes synergistically to provide high-quality products and service for Bra Pro’s customers.

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

MAP has discretion over the choice of raw materials and raw material vendors sourced by its third-party suppliers. As part of this process, MAP engages in the selection and assessment of raw material vendors on behalf of its third-party suppliers. To uphold quality standards, MAP also conducts independent thorough examinations of samples in their internal laboratory. Furthermore, MAP holds these external raw material vendors to a specific set of prerequisites, ensuring their adherence to global benchmarks such as WRAP, Oeko-Tex and GRS quality standards.

As part of MAP’s production management process, MAP initiates pre-production discussions with MAP’s third-party manufacturers. This allows MAP to assess their compatibility before finalizing a time and action calendar, which serves as a comprehensive tool to oversee and govern the production phases. MAP’s quality control mechanisms are established to continuously appraise the performance of the chosen contract manufacturers during the production journey. This assessment considers various factors such as technical proficiency, production quality, capacity, industry standing, tenure, punctual delivery history, as well as financial considerations such as costs and payment conditions.

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

Further, as described in our risk factor section above, the introduction of the DIANA brand could put Bra Pro in direct competition with our existing customers, which creates conflicts of interest that erodes the trust Bra Pro has fostered with its customers over the years, among other risks. We acknowledge that balancing the possible conflicts of interest between the DIANA brand and our existing customers will be crucial to our long term business success. Nonetheless, we believe this risk is mitigated by our strategy involving DIANA’s brand positioning. The DIANA brand will be targeted towards premium market customers in Asia. Our existing customers primarily serve fast fashion brands in North America markets with a reduced presence in Asia and Europe. Furthermore, to address the issues with potential conflicts of interest, there will be a separate team handling the business development of the DIANA brand.

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

Vertically integrated operation. We have a vertically integrated operation to provide one-stop apparel supply chain services that promotes high quality at low costs. Our rapid prototyping capability swiftly transforms design concepts into tangible samples, meeting tight deadlines. Our meticulous production management, marked by pre-production assessments and continuous quality checks, reinforces our reliability and adherence to timelines, ensuring customer expectations are met without compromise. We are committed to cost optimization, which enables us to secure premium quality materials while maintaining competitive pricing. This holistic approach puts us in a good position to deliver the lingerie solutions our customers expect.

Business Strategies

Our aim is to continue to promote market recognition, expand our markets and types of customers served and to become a leading lingerie and apparel company in Southeast Asia. We will be catering for women of all ages who appreciate luxury lingerie, emphasizing inclusivity and a wide range of sizes to accommodate diverse body types. Our products emphasize commitment on sustainability, innovative designs to inclusive sizing, body positivity and empowering messaging, positioning our brands as a symbol of confidence and self-expression.

To achieve these objectives, we have implemented and will continue to implement the following key business strategies:

Develop licensed brands to capture higher-margin, brand-led revenue.

Complementing our own-brand DIANA strategy, we are pursuing licensed-brand partnerships that allow us to apply our design, sourcing, and manufacturing expertise to established international names with strong consumer recognition. In furtherance of this strategy, our Indonesian operating company, PT. Mirae Asia Pasifik, entered into a five-year trademark license agreement with Jockey International, Inc. granting us exclusive rights to source, design, manufacture, market, and sell Jockey-branded products in Indonesia, spanning underwear, bras, shapewear, socks, activewear, loungewear, and sleepwear for both men and women. The arrangement enables us to participate directly in the sale of branded products, capturing higher margins than our traditional fulfilment model while leveraging Jockey’s global brand equity to accelerate market entry. We intend to build distribution through wholesale partnerships, retail stores, and e-commerce platforms, addressing Indonesia’s large and growing apparel market, which serves a population of more than 280 million. By pairing a globally recognized brand with our local operational capabilities and established supply chain, we can enter the branded retail segment with reduced start-up cost and execution risk, positioning the licensed-brand portfolio as a scalable complement to our DIANA direct-to-consumer business.

Continue to develop the DIANA brand and distribution channels.

Building on our extensive experience in crafting women’s lingerie, we are leveraging our design and manufacturing expertise to scale our own brand, DIANA, with a renewed focus on fast fashion for younger women. As part of our post-IPO growth strategy, we continue to build the DIANA brand and expand the DIANA product line, which we have repositioned to serve a broader and younger demographic. Originally associated with apparel for women over 40, DIANA is being refreshed as a high-quality, value-driven brand that offers lingerie and adjacent categories, sleepwear, baby wear, activewear, and period panties to consumers across age groups. Our aim is to provide stylish, comfortable, and affordable products that resonate with the digitally engaged consumer in Southeast Asia. DIANA is distributed primarily through online channels, including our own e-commerce website, social media platforms such as Instagram and TikTok, and regional marketplaces like Shopee. Our marketing strategy is centered on influencer collaborations, key opinion leaders (KOLs), and other digital sales channels to enhance brand visibility and drive engagement. To complement our online-first model, in the second quarter of 2025, DIANA hosted a private launch event at Grand Indonesia, one of Jakarta’s premier shopping destinations, to showcase our latest collection and connect directly with key influencers, media, and early supporters. These touchpoints allow new customers to experience our product quality firsthand before making purchases online. This focused, omni-digital approach underscores our commitment to building a strong, scalable direct-to-consumer brand. By leveraging our existing strengths in the lingerie supply chain, we are able to minimize the start-up costs typically associated with brand development and distribution expansion.

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

All of the third-party suppliers for Bra Pro’s textiles for the two years ended March 31, 2025, and 2026 were located in the PRC, Vietnam, Taiwan, Indonesia, Thailand, Europe, Hong Kong and United States.

We do not have any knowledge that any of our textile suppliers engaged during the two years ended March 31, 2026, and 2025 and as at the date of this prospectus, that have or had been in breach of any local environmental regulations.

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

For the two years ended March 31, 2026, and 2025 and up to the date of this annual report, we have not made any material claims under any of our insurance policies.

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

Since both of the MAP’s business activities fall under the category of low risk, there is no requirement for additional licenses apart from the Business Identification Number (NIB).

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

C. Organizational structure

Our Group comprises the Company and its subsidiaries. The following is a list of our subsidiaries as of the date of this annual report.

Subsidiaries	Date of Incorporation	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership
PT Mirae Asia Pasifik	December 8, 2015	Indonesia	99.9%
Bra Pro Limited	December 14, 2011	British Virgin Islands	99.9%
BrilliA Holdings (Singapore) Pte. Ltd.	December 5, 2023	Singapore	100%
Bra Pro Private Limited	June 11, 2025	Singapore	100%

D. Property, Plant and Equipment

A description of the Company’s leased properties is below:

Location	Usage	Lease Period	Group Entity	Rent	Approximate area
Jakarta	Office Space	1 April 2024 valid until 31 March 2029	MAP	US$27,000 per month	2,700 m2

Semarang	Accommodation for employees of our Group visiting Semarang for business from other regions of Indonesia	1 February 2025 until 31 January 2027	MAP	Rp68,000,000 (approximately US$4,099.3) for 2 years	House: 70 m2 Land: 120 m2

Jakarta	Storage of lingerie and other underwear prototypes and corporate secretarial document storage	1 May 2025 valid until 30 April 2027	MAP	Rp110,000,000 (approximately US$6,631.3) for 2 years	67 m2

Singapore	Office Space	2 March 2026 until 1 March 2029	Bra Pro Private Limited	SGD10,095 per month	125 m2

For the two years ended March 31, 2026, and 2025 and as at the date of this annual report, we had complied with all the applicable laws in respect of our leased properties as set out above in all material respects.

Intellectual Property

Our Group’s intellectual property rights are important to our business. As of the date of this annual report, the Group has been granted with license to use the trademark of DIANA based on a trademark license agreement between MAP (as licensee) and PT Diana Mode Indonesia (as licensor) (“Trademark License Agreement”). The Trademark License Agreement is stipulated in the Deed of Trademark License Agreement No. 2 dated 4 April 2024, made before Novita Puspitarini, S.H., valid from 1 April 2024 until 1 April 2034 as amended by Trademark License Agreement stipulated in the Deed of Trademark License Agreement No. 7 dated 23 April 2024, made before Novita Puspitarini, S.H., valid from 1 April 2024 until various date based on validity of protection of each of the trademarks as listed below:

No.	Registration Number	Class	Valid until
1.	IDM000155949	18	3 October 2028
2.	IDM000202886	18	12 September 2029
3.	IDM000155948	25	3 October 2028
4.	IDM000202885	25	12 September 2029
5.	IDM000202887	25	12 September 2029
6.	IDM000659662	25	4 May 2036
7.	IDM000290143	25	14 November 2031

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

The Trademark License Agreement covers the license of the following trademark specifications:

Mark	Design	Place of Registration	Registered Owner	Registration Number	Class	Registration Date	Expiry Date
	Bag, purses, suitcases	Indonesia	PT Diana Mode Indonesia	IDM000155949	18	3 March 2008	3 October 2028
	Bag, purses, suitcases	Indonesia	PT Diana Mode Indonesia	IDM000202886	18	7 May 2009	12 September 2029
	All kinds of apparel, including women’s bras, shorts, all kinds of underwear for men/women, trousers, bikinis, swimwear, waistbands and socks	Indonesia	PT Diana Mode Indonesia	IDM000155948	25	3 March 2008	3 October 2028
	All kinds of ready-to-wear clothing, including women’s bras, shorts, all kinds of short/long trousers for men/women, all kinds of underwear for men/women, trousers, bikinis, swimwear, waistband and socks	Indonesia	PT Diana Mode Indonesia	IDM000202885	25	7 May 2009	12 September 2029
	Women’s bras	Indonesia	PT Diana Mode Indonesia	IDM000202887	25	7 May 2009	12 September 2029

Women’s bras, corsets, panties, underwear, singlets, women’s petticoats, pajamas, camisoles, swimwear, clothing	Indonesia	PT Diana Mode Indonesia	IDM000659662	25	18 November 2019	4 May 2036
Women’s bras	Indonesia	PT Diana Mode Indonesia	IDM000290143	25	17 May 2021	14 November 2031

Notes:

a	The above intellectual property rights are registered for PT Diana Mode Indonesia as the licensor under the Trademark License Agreement. MAP is given rights to use the DIANA trademark within certain classifications as stipulated in the Trademark License Agreement. According to Government Regulation No. 36 of 2018 on the Recordation of Intellectual Property Licensing Agreements (“GR 26/2018”), the Trademark License Agreement is required to undergo recordation with the MOLHR. The Trademark License Agreement has undergone recordation in the DGIP of the MOLHR on 2 May 2024;

b.	Pursuant to the Ministry of Law and Human Rights Regulation No. 67 of 2016 on Trademark Registrations, each application for trademark registration contains classifications of goods and/or services in accordance with the Nice Treaty of the International Classification of Goods and Services for the Registration of Marks (Nice Agreement). The multiple registrations for class 18 and 25 signify the various categories of goods within that class, as per the provisions of the Nice Agreement;

c.

For the licensing of DIANA brand, MAP shall pay a minimum of royalty to the licensor in the amount of USD 100,000 or IDR1,500,000,000 per annum or 5% of turnover/profit (whichever is higher).

In addition, as of the date of this annual report the Group has been granted a license to use the JOCKEY trademarks based on a Trademark License Agreement between MAP (as licensee) and Jockey International, Inc., a Wisconsin corporation (as licensor) (the “Jockey License Agreement”), entered into with effect from 9 December 2025. The Jockey License Agreement grants MAP the right to manufacture, contract for manufacture, import, distribute, market, promote, and sell JOCKEY-branded products in Indonesia, comprising underwear tops and bottoms for men and women, shapewear and bras for women, socks for men and women, and thermals, activewear, loungewear, and sleepwear for men and women. The license runs from an operative date of 1 April 2026 until 31 December 2030 and is renewable by MAP for one additional five-year term, subject to MAP meeting the minimum net sales thresholds and remaining in compliance with the agreement. Either party may terminate prior to expiration in the circumstances specified in the agreement, including an uncured material breach by MAP and the insolvency, bankruptcy, or change of control of MAP. The licensed marks include the JOCKEY word mark and associated device marks, certain of which are registered in Indonesia (including Registration Nos. IDM000117778, IDM000203223, and IDM000117780).

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

5.A. Operating Results.

Comparison of Results of Operations for the Financial Years Ended March 31, 2025 and 2026

The following table sets forth a summary of the Company’s results of operations for the periods indicated, both in USD thousand amount and as a percentage of its total revenue.

	For Financial Year Ended
	March, 31		March, 31
	2025		2026		Variance
	USD’000	% of revenue	USD’000	% of revenue	USD’000%
Revenue	64,391	100.00%	48,988	100.00%	(15,403)	(23.92)%
Cost of materials	(35,527)	(55.17)%	(26,112)	(53.30)%	9,415	(26.50)%
Contract manufacturers charges	(18,433)	(28.63)%	(15,892)	(32.44)%	2,541	(13.79)%
Gross profit	10,431	16.20%	6,984	14.26%	(3,447)	(33.05)%
Other income	180	0.28%	301	0.61%	121	67.22%
Depreciation of property, plant and equipment	(47)	(0.07)%	(52)	(0.11)%	(5)	10.64%
Depreciation of right-of-use assets	(412)	(0.64)%	(417)	(0.85)%	(5)	1.21%
Employee benefit expense	(3,373)	(5.24)%	(3,693)	(7.54)%	(320)	9.49%
Other expenses	(3,040)	(4.72)%	(2,994)	(6.11)%	46	(1.51)%
Finance costs	(116)	(0.18)%	(93)	(0.19)%	23	(19.83)%
Net (loss)/reversal on impairment of financial assets	(4)	(0.01)%	227	0.46%	231	(5,775.00)%
Profit before income taxes	3,619	5.62%	263	0.54%	(3,356)	(92.73)%
Income tax expenses	(800)	(1.24)%	(278)	(0.57)%	522	(65.25)%
(Loss)/Profit for the financial year	2,819	4.38%	(15)	(0.03)%	(2,834)	(100.53)%

Revenue

The following table sets forth our revenue by products and service for the periods indicated.

	For Financial Year Ended
	March, 31		March, 31
	2025		2026		Variance
	USD’000	% of revenue	USD’000	% of revenue	USD’000	% of revenue
Recognized at point in time:
Sales of goods	64,067	99.50%	48,827	99.67%	(15,240)	(23.79)%

Recognized over time:
Rendering of services	294	0.46%	147	0.30%	(147)	(50.00)%
Service for sample preparation	30	0.05%	14	0.03%	(16)	(53.33)%
Total	64,391	100.00%	48,988	100.00%	(15,403)	(23.92)%

Sales of goods by product:

	For Financial Year Ended
	March, 31		March, 31
	2025		2026		Variance
	USD’000	% of sales of goods	USD’000	% of sales of goods	USD’000	% of sales of goods
Brassiere	54,801	85.54%	36,868	75.51%	(17,933)	(32.72)%
Top	2,661	4.15	2,287	4.68%	(374)	(14.05)%
Panty	1,271	1.98%	3,565	7.30%	2,294	180.49%
Bodysuit	1,730	2.70%	1,497	3.07%	(233)	(13.47)%
Swimsuit	2,697	4.21%	1,707	3.50%	(990)	(36.71)%
Dress	39	0.06%	49	0.10%	10	25.64%
Others	868	1.35%	2,854	5.85%	1,986	228.80%
Total	64,067	100.00%	48,827	100.00%	(15,240)	(23.79)%

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

For the financial year ended March 31, 2026 (“FY2026”), total revenue decreased by USD 15.40 million, or 23.92%, from USD 64.39 million in the prior year to USD 48.99 million. The decline in revenue was primarily attributable to the introduction of new U.S. tariff measures affecting export to the United States create uncertainty across the apparel supply chain and resulted in customer deferring or reducing order placements. In addition, the Company maintained its pricing discipline and made strategic decision not to accept orders that would have required the Company to absorb the full tariff burden. The Company partially offset this reduction by securing orders from the Asia Pacific region.

Sales of brassieres, the Company’s principal product category, decreased by USD 17.93 million, or 32.72%, from USD 54.80 million in the financial year ended March 31, 2025 (“FY2025”) to USD 36.87 million in FY2026.

Revenue from order management solution services decreased during the financial year as the Company transitioned a customer relationship from an intermediary-based order management arrangement to a direct sales model.

The following table sets forth our revenue by export destinations for the periods indicated.

Sales of goods and services by geographical locations:

	For Financial Year Ended
	March, 31		March, 31
	2025		2026		Variance
	USD’000	% of revenue	USD’000	% of revenue	USD’000	% of revenue
North America	55,421	86.07%	40,355	82.38%	(15,066)	(27.18)%
European	5,740	8.91%	4,785	9.77%	(955)	(16.64)%
Asia Pacific	2,983	4.63%	3,530	7.21%	547	18.34%
Latin America	91	0.14%	131	0.26%	40	43.96%
Middle East	41	0.06%	39	0.08%	(2)	(4.88)%
Others	115	0.18%	148	0.30%	33	28.70%
	64,391	100.00%	48,988	100.00%	(15,403)	(23.92)%

During the financial years FY2025 and FY2026, the Company’s export revenue remained heavily concentrated in North America, which accounted for 86.07% and 82.38% of total revenue, respectively. Europe was the second-largest export market, contributing 8.91% and 9.77% of total revenue, respectively. Export revenue from other regions represented 5.01% and 7.85% of total revenue in the respective years.

Export sales to North America decreased by USD 15.07 million, or 27.18%, from USD 55.42 million in FY2025 to USD 40.36 million in FY2026 primarily due to the introduction of new U.S. tariff measures affecting export to the United States. The decline was partially offset by an increase of approximately USD 0.55 million in export sales to the Asia-Pacific region during the financial year.

Export sales to Europe decreased from USD 5.74 million in FY2025 to USD 4.79 million in FY2026. The decrease was largely attributable to uncertainty surrounding the economic outlook stemming from the ongoing conflict in Ukraine, which adversely affected consumer demand and supply chain stability across European markets.

Furthermore, the geopolitical friction and subsequent military conflict between the United States and Iran that began in February 2026 has severely dampened global consumer sentiment. During times of regional instability, household budgets universally shift toward essential goods and services rather than discretionary spending.

Gross profit for sales of goods

	For Financial Year Ended
	March, 31		March, 31
	2025		2026		Variance
	USD’000	% of sales of goods	USD’000	% of sales of goods	USD’000	% of sales of goods
Revenue	64,067	100.00%	48,827	100.00%	(15,240)	(23.79)%
Cost of materials	(35,527)	(55.45)%	(26,112)	(53.48)%	9,415	(26.50)%
Contract manufacturers charges	(18,433)	(28.77)%	(15,892)	(32.55)%	2,541	(13.79)%
	(53,960)	(84.22)%	(42,004)	(86.03)%	11,956	(22.16)%
Gross profit	10,107	15.78%	6,823	13.97%	(3,284)	(32.49)%

Gross profit margin	15.78%		13.97%

Cost of revenue primarily comprises the procurement of raw materials - mainly fabrics and accessories, as well as cut, make, and trim (“CMT”) charges incurred from third-party contract manufacturers. For FY2026, total cost of revenue decreased by USD 11.96 million, or 22.16%, from USD 53.96 million in FY2025 to USD 42.00 million in FY 2026. The decrease was consistent with the decline in revenue and was primarily attributed to lower procurement of raw materials and reduced CMT charges, reflecting lower customer orders.

Gross profit for FY 2026 was USD 6.82 million, compared to USD 10.11 million in prior year, representing a decrease of USD 3.28 million, or 32.49%. Gross profit margin decreased from 15.78% to 13.97%, with margin compression reflecting the broader pricing environment. Lower revenue, arising from the adverse impact of U.S. tariff measures on customer demand for export to United States, reduced the Company’s ability to absorb manufacturing costs, further affecting gross profit margin. The decline was partially mitigated by the Company’s cost control initiatives, including more efficient sourcing of materials and improved management of subcontractor costs.

 Other income

Other income increased by approximately USD 0.12 million, or 67.22%, from USD 0.18 million in FY2025, to USD 0.30 million in FY2026. The increase was primarily attributable to higher volume of sample requests from customers for the development of ladies’ intimate apparel, resulting in higher sample fee income recognized during the year. Furthermore, increase in other income was attributable to increase in fair value gain on other investments amounted to USD45,000 for the financial year ended March 31, 2026.

Operating expenses

The following table sets forth a breakdown of our operating expenses and the ratio of operating expenses to revenue for the periods indicated.

	For Financial Year Ended
	March, 31		March, 31
	2025		2026		Variance
	USD’000	% of revenue	USD’000	% of revenue	USD’000	% of revenue
Operating expenses
Depreciation of property, plant and equipment	47	0.07%	52	0.11%	5	10.64%
Depreciation of right-of-use assets	412	0.64%	417	0.85%	5	1.21%
Employee benefit expense	3,373	5.24%	3,693	7.54%	320	9.49%
Professional fees	364	0.57%	792	1.62%	428	117.58%
Other expenses	2,676	4.16%	2,202	4.49%	(474)	(17.71)%
Finance costs	116	0.18%	93	0.19%	(23)	(19.83)%
Net loss/(reversal) on impairment of financial assets	4	0.01%	(227)	(0.46)%	(231)	(5,775.00)%
Total operating expenses	6,992	10.86%	7,022	14.33%	30	0.43%

Operating expenses slightly increased by USD 0.03 million, or 0.43%, from USD 6.99 million in FY2025 to USD 7.02 million in FY2026. The increase was primarily driven by higher employee-related costs and professional fees associated with the Company’s post listing activities, partially offset by the reversal of impairment losses on financial assets recognized during the year.

Employee benefit expenses, comprising salaries and welfare costs, accounting for 5.24% and 7.54% of total revenue in FY2025 and FY2026, respectively. The increase was primarily attributable to the inflation increment to the existing staffs and recruitment of staff during the year.

Other operating expenses decreased by USD 0.47 million, or 17.71%, from USD 2.68 million in FY2025 to USD 2.20 million in FY2026. This was mainly due to FY2025 consist of expenditures related to the listing process, including travel costs incurred for consultants and advisors.

The net reversal on impairment of financial assets increased by USD 0.23 million, from a net loss of USD 0.004 million in FY2025 to a net reversal of USD 0.23 million in FY2026. The net reversal primarily relates to the Company’s receivables and was mainly attributable to improved customer credit risk management, resulting in a lower expected credit loss provision during the year.

Income tax expense

Income tax decreased by USD0.52 million, or 65.25% from USD 0.80 million for the year ended March 31, 2025, to USD 0.28 million for the year ended March 31, 2026. The decrease is generally in line with the decrease in our profit for the year.

Net (loss)/income

As a result of the foregoing, our net operating result decreased by USD 2.83 million, or 100.53%, from a net profit of USD 2.82 million for the year ended March 31, 2025, to loss of USD 0.02 million for the year ended March 31, 2026.

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

In accordance with IFRS 16 - Leases, the Company recognizes right-of-use assets and corresponding lease liabilities for non-cancellable operating lease agreements, including those for office premises and motor vehicles. During the year ended March 31, 2025, both depreciation of right-of-use assets and finance costs on lease liabilities increased, primarily due to the commencement of new office leases with a five-year term. These leases, previously accounted for as rental expenses under the former accounting treatment, are now capitalized on the balance sheet.

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

5.B. Liquidity and Capital Resources.

For the Years ended March 31, 2025 and 2026

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

The Company has considered whether there is substantial doubt about its ability to continue as a going concern. Cash flow from operations and capital proceed from listing have been utilized to finance the working capital requirements of the Company. The Company’s net current assets USD14.09 million as of March 31, 2026 and had a positive balance of USD 5.14 million in cash and cash equivalents, which is unrestricted as to withdrawal and use as of March 31, 2026. In view of these circumstances, the management has given consideration to the future liquidity and performance of the Company and its available sources of finance in assessing whether the Company will have sufficient financial resources to continue as a going concern.

Cash Flows Analysis

Cash Flows for the Years ended March 31, 2025 and 2026

The following table sets forth a summary of our cash flows for the periods indicated.

	For the year ended March 31,
	2025	2026
	USD’000	USD’000
Net cash (used in)/provided by operating activities	(4,520)	261
Net cash (used in)/provided by investing activities	(887)	1,129
Net cash provided by/(used in) financing activities	6,708	(3,860)
Increase/(Decrease) in cash and cash equivalents	1,301	(2,470)
Effects of exchange rate changes	18	(92)
Cash and cash equivalents at the beginning of the year	6,384	7,703
Cash and cash equivalents at the end of the year	7,703	5,141

Operating Activities

For the year ended March 31, 2025, net cash used in operating activities of USD 4.52 million primarily resulted from our net income of USD 2.82 million, as adjusted for non-cash items and changes in operating activities. Adjustments for non-cash items consisted of depreciation of fixed asset and impairment loss on trade receivables. Changes in operating assets and liabilities mainly included:

(i)	increase in deferring of listing cost of USD 0.84 million following the completion of listing;

(ii)	decrease in inventories of USD 0.19 million;

(iii)	increase in accounts receivable of USD 2.02 million;

(iv)	decrease in accounts payable of USD 11.17 million.

For the year ended March 31, 2026, net cash generated from operating activities of USD 0.26 million primarily resulted from our net income before tax of USD 0.26 million, as adjusted for non-cash items and changes in operating activities. Adjustments for non-cash items consisted of depreciation of fixed asset and reversal of impairment losses on trade receivables. Changes in operating assets and liabilities mainly included:

(i)	decrease in inventories of USD 0.28 million;

(ii)	increase in accounts receivable of USD 1.39 million;

(iii)	increase in accounts payable of USD 2.27 million.

Investing Activities

For the year ended March 31, 2025, the company has net cash used in investing activities which is mainly due to increase in investment in financial assets measure at fair value through profit or loss (FVTPL).

For the year ended March 31, 2026, the company has net cash provided by investing activities which is mainly due to disposal of investments in financial assets during the year.

Financing Activities

For the year ended March 31, 2025, net cash provided in financing activities was USD 6.71 million, which was primarily provided by issuance of shares of USD 7.19 million during the year after the completion of listing and repayment of lease rental of 0.41 million.

For the year ended March 31, 2026, net cash used in financing activities was USD 3.86 million, which was primarily driven by dividends paid to shareholders of USD 3.33 million and repayment of lease rental of USD 0.48 million.

Off Balance Sheet Arrangements

As of March 31, 2025 and 2026, the Company had no off-balance sheet financing arrangements.

Contractual Commitments

As of March 31, 2025 and 2026, the Company did not have any capital commitments.

Concentration of Credit Risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company’s credit risk is primarily attributable to its cash and cash equivalents, trade receivables, other receivables, and amounts due from related parties.

As at March 31, 2025 and 2026, approximately 70.0% and 48.9% of the Group’s trade receivable arose from 2 customers, respectively. In order to minimize the credit risk, the management has delegated a team responsible for determination of credit limits and credit approvals. Our accounts receivable is short term in nature and the associated risk is minimal. The Group conduct credit evaluations on our clients and generally do not require collateral or other security from such clients. The Group periodically evaluate the creditworthiness of the existing clients in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

Customer concentration risk

For the financial year ended March 31, 2025 and 2026, the Company have 2 customers accounted for approximately 79.7% and 67.6% of our total revenue. No other customer accounts for more than 10% of our revenue in either financial year.

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

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table sets forth the names, ages and titles of our Directors and Executive Officers

Name	Age	Title
Mr. Salim Podiono	56	Chairman, Director
Mr. Kendrew Hartanto	55	Chief Executive Officer
Mr. Koh Wah Seng Philip	59	Chief Financial Officer

Independent Directors

Name	Age	Title
Mr. Kok Poh Fui	56	Independent Director
Mr. Gary H. Kronfeld	71	Independent Director
Ms. Iming Bahari	53	Independent Director

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

Ms. Iming Bahari, Independent Director

Ms. Iming Bahari serves as chairwoman of the compensation committee and as a member of the nomination and audit committees.

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

6.B. Compensation

Compensation of Executive Directors and Executive Officers

For the financial year ended March 31, 2026, we paid an aggregate of approximately $645,309 in cash to our Executive Directors and Executive Officers.

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

Mr. Kok Poh Fui, Mr. Gary Kronfeld and Ms. Iming Bahari serve on the audit committee, which is chaired by Mr. Kok Poh Fui. Our Board has determined that each are “independent” for audit committee purposes as that term is defined by the rules of the SEC and NYSE American, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our Board has designated Mr. Mr. Kok Poh Fui as an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

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

Compensation committee

Mr. Kok Poh Fui, Mr. Gary Kronfeld and Ms. Iming Bahari serves on the compensation committee, which is chaired by Ms. Iming Bahari. Our board of Directors has determined that each such member satisfies the “independence” requirements of Section 803(2) of the NYSE American Company Guide. The compensation committee’s responsibilities include:

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

6.D. Employees

We employed 240 persons as of the date of this annual report, 239 persons as of March 31, 2026, 220 persons as of March 31, 2025, and 194 persons as of March 31, 2024,. Our employees are not covered by collective bargaining agreements.

Time Period
March 31, 2026	239
March 31, 2025	220
March 31, 2024	194

The following table sets forth the breakdown of our employees by activity as of the date of this annual report:

Function
Finance & Account	22
Purchasing Control	21
Design	18
Human Resource	9
Information Technology	6
Planning	20
Quality Control	11
Marketing Support	26
Merchandiser Support	25
Costing	22
Sample	53
Driver	7
Total	240

Our employees are not covered by collective bargaining agreements. We consider our labor practices and employee relations to be good.

6.E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our share capital by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our shares;

●	each of our named Executive Officers;

●	each of our Directors; and

●	all of our current Executive Officers and Directors as a group.

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

Executive Officers and Directors	Amount of Beneficial Ownership of Class A Shares(1)	Percentage Ownership of Class A Shares	Amount of Beneficial Ownership of Class B Shares	Percentage Ownership of Class B Shares	Combined Voting Power of Class A and Class B Shares(2)
Directors and Named Executive Officers (3):
Mr. Salim Podiono	14,196,696	56.8%	5,625,000	100%	92.1%
Mr. Kendrew Hartanto	2,386,981	9.6%	-	-	1.7%
Mr. Koh Wah Seng Philip	125,000	0.5%	-	-	0.08%
Mr. Kok Poh Fui	-	-	-	-	-
Mr. Gary H. Kronfeld	-	-	-	-	-
Ms. Iming Bahari	-	-	-	-	-
5% or Greater Stockholders (3)
Nursalim	2,355,735	9.4%	-	-	1.7%
Taslim Podiono	2,188,129	8.8%	-	-	1.6%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Class A Shares and Class B Shares. All shares represent only Class A Ordinary Shares and Class B Ordinary Shares held by shareholders as no options are issued or outstanding.

(2)	Calculation based on 25,00,000 Class A Shares and 5,625,000 Class B Shares issued and outstanding as of the date of this annual report. Holders of Class A Share are entitled to one (1) vote per share. Holders of Class B are entitled to twenty (20) votes per share.

(3)	Unless otherwise noted below, the address of each person listed on the table is 51 Cuppage Road, Unit #06-18, Singapore 229469.

6.F. Disclosure of Action to Recover Erroneously Awarded Compensation

There was no erroneously awarded compensation that was required to be recovered pursuant to the Company’s Executive Compensation Recovery Policy during the fiscal year ended March 31, 2026.

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

(d) Salim Podiono

On May 28, 2024, MAP entered into a lease agreement with Salim Podiono to rent the company office at Jalan Jembatan Tiga Barat Blok B, No.7 (Komplex Pergudangan Bimoli) Penjaringan, Jakarta Utara 14450 from Mr. Salim for a monthly rental of US$27,000 (IDR447,876 thousands) per month. Also Mr. Salim charged the Company management service fees of IDR688,500 thousand per quarter. The nature of the lease is disclosed in “Business - Real Property”.

(3) Related party balances

Net outstanding balances with related parties consisted of the following as March 31, 2024, 2025 and 2026:

Name of Companies/Related Parties	Nature of transactions	March 31, 2024	March 31, 2025	March 31, 2026
		USD	USD	USD
Amount due from related parties:
Lejaby Maison De Creation(3)	Trade	-	-	576,864
PT Star Alliance Intimates(1)	Trade	460,162	234,577	764,496

Trade and other receivables:
PT Diana Retail Indonesia(2)	Trade	-	601,427	526,072
PT Gunung Mas International(4)	Non-trade	72,004	-	-

Trade and other payable:
PT Star Alliance Intimates(5)	Trade	282,139	-	-
LGK Hong Kong Ltd	Trade	-	125,093	-

(1)	Amount is short term trade advances to PT Star Alliance Intimates as the contract manufacturer to support working capital required on customers’ orders.

(2)	Amount is trade receivables from PT Diana Retail Indonesia for sales of DIANA products.

(3)	Amount is trade receivables from Lejaby Maison De Creation for sales of goods.

(4)	Amount is prepayment made to PT Gunung Mas International for trademark license of DIANA.

(5)	Amount is trade payable to PT Star Alliance Intimates from contract manufacturers charges to produce ladies’ undergarments based on CMTP (Cutting Manufacturing, Trimming and Packaging) pre-determined rate.

With regard to the Related Party Transactions related to trade, these were entered into in the ordinary course of business and are not unusual in their nature or conditions. The specific terms of these transactions have been disclosed as separate exhibits filed with this annual report. With regard to the Related Party Transactions not related to trade, these are not outstanding loans extended from the Company to the related parties. Rather, they were previously incurred for the reasons listed above. As of March 31, 2026, and as of the date of this annual report, all such amounts due from the related parties to the Company have been paid off.

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

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company - a duty to act in good faith in what the director considers are the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, a duty to avoid improperly fettering the exercise of his future director and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

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

Based upon that evaluation, our management has concluded that, as of March 31, 2026,  our disclosure controls and procedures were not effective   due to material weaknesses discovered in our control.

(b)	Management’s annual report on internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective   as of March 31, 2026, due to material weaknesses discovered in our control as further described below.

The specific material weaknesses we identified in our internal control over financial reporting consist of the following:

●	The Company has inadequate documentation on internal control over financial reporting;

●	The Company does not maintain documentation on operating effectiveness tests of internal control over financial reporting;

●	The lack of sufficient qualified accounting personnel with appropriate understanding of SEC reporting requirements commensurate with the Company’s financial reporting requirements, which resulted in internal control deficiencies.

In order to cure the foregoing material weaknesses, we have taken or are taking the following remediation measures:

1.	We are seeking additional accounting and internal control staff with relevant SEC reporting and internal control experience, skills and knowledge in improving standards and procedures according to the requirement of the Sarbanes-Oxley Act;

2.	We plan to provide further training to the Company’s finance staff to enhance their understanding to the Company’s internal control policies and procedures, including participating in training programs to and internal control.

(c)	Attestation report of the registered public accounting firm.

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

(d)	Changes in internal control over financial reporting.

There have been no changes in our internal controls over financial reporting occurred during the fiscal year ended March 31, 2026, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

The consolidated financial statements as of March 31, 2026 and 2025, and for the years ended March 31, 2026, 2025, and 2024 included in this annual report have been audited by TAAD, LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements have been included in reliance upon the report of such firm given upon the authority of such firm as experts in accounting and auditing. The office of TAAD, LLP is located at 20955 Pathfinder Rd Suite #370, Diamond Bar, CA 91765.

Fees Paid to Independent Registered Public Accounting Firm

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firm, for the periods indicated.

	Years Ended March 31,
Services	2024	2025	2026
	US$	US$	US$
Audit Fees(1) -	250,388	194,670	163,770
Total	250,388	194,670	163,770

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

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit
1.1	Amended and Restated Memorandum of Association and Form of Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 to our registration statement on Form F-1 (File No. 333-282056), as amended, initially filed with the SEC on September 12, 2024)
2.1	Description of Securities (incorporated by reference to Exhibit 2.1 to our Annual Report on Form 20-F (File No. 001-42410) filed with the SEC on July 22, 2025)
4.1	Employment Agreement between BrilliA Inc and Mr. Kendrew (incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-282056), as amended, initially filed with the SEC on September 12, 2024)
4.2	Employment Agreement between BrilliA Inc and Mr. Koh Wah Seng Philip (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-282056), as amended, initially filed with the SEC on September 12, 2024)
4.3	Independent Director Offer Letter between BrilliA Inc and Mr. Kok Poh Fui (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-282056), as amended, initially filed with the SEC on September 12, 2024)
4.4*	Trademark License Agreement, dated December 9, 2025, between Jockey International, Inc. and PT. Mirae Asia Pasifik
4.5	Independent Director Offer Letter between BrilliA Inc and Gary H. Kronfeld (incorporated by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-282056), as amended, initially filed with the SEC on September 12, 2024)
4.6	Independent Director Offer Letter between BrilliA Inc and Iming Bahari (incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-282056), as amended, initially filed with the SEC on September 12, 2024)
4.7	Director Offer Letter between BrilliA Inc and Mr. Salim (incorporated by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-282056), as amended, initially filed with the SEC on September 12, 2024)
4.8	BrilliA Share Incentive Plan (incorporated by reference to Exhibit 10.8 to our registration statement on Form F-1 (File No. 333-282056), as amended, initially filed with the SEC on September 12, 2024)
4.9	Bra Pro Material Terms of Purchase Order (incorporated by reference to Exhibit 10.9 to our registration statement on Form F-1 (File No. 333-282056), as amended, initially filed with the SEC on September 12, 2024)
4.10	DIANA Brand Licensing Agreement (incorporated by reference to Exhibit 10.10 to our registration statement on Form F-1 (File No. 333-282056), as amended, initially filed with the SEC on September 12, 2024)
4.11	English Translation of consultant agreement between Kendrew Hartanto and MAP (incorporated by reference to Exhibit 10.11 to our registration statement on Form F-1 (File No. 333-282056), as amended, initially filed with the SEC on September 12, 2024)
4.12	Supply Agreement between Bra Pro and PT Star Alliance Intimates (incorporated by reference to Exhibit 10.12 to our registration statement on Form F-1 (File No. 333-282056), as amended, initially filed with the SEC on September 12, 2024)
4.13	Service Agreement between Bra Pro and SCP International (incorporated by reference to Exhibit 10.13 to our registration statement on Form F-1 (File No. 333-282056), as amended, initially filed with the SEC on September 12, 2024)
8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to our registration statement on Form F-1 (File No. 333-282056), as amended, initially filed with the SEC on September 12, 2024)
14.1	Code of Ethics (incorporated by reference to Exhibit 14.1 to our registration statement on Form F-1 (File No. 333-282056), as amended, initially filed with the SEC on September 12, 2024)
14.2	Insider Trading Policy (incorporated by reference to Exhibit 14.2 to our registration statement on Form F-1 (File No. 333-282056), as amended, initially filed with the SEC on September 12, 2024)
12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)
12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)
13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
97.1	Compensation Recovery Policy (incorporated by reference to Exhibit 14.3 to our registration statement on Form F-1 (File No. 333-282056), as amended, initially filed with the SEC on September 12, 2024)

*	Filed Herewith.

**	Furnished Herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BrilliA Inc

By:	/s/ Kendrew Hartanto
Name:	Kendrew Hartanto
Title:	Chief Executive Officer

Date: July 31, 2026

BRILLIA INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of BrilliA Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of BrilliA Inc. and its subsidiaries (the “Company”) as of March 31, 2026 and 2025, and the related consolidated statements of profit or loss and comprehensive income or loss, changes in equity, and cash flows for the years ended March 31, 2026, 2025 and 2024, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and the results of its operations and its cash flows for the years ended March 31, 2026, 2025 and 2024, in conformity with International Financial Reporting Standards (the “IFRS”) issued by International Accounting Standards Board.

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

Diamond Bar, CA

July 31, 2026

PCAOB ID No. 05854

BRILLIA INC AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF MARCH 31, 2025 AND 2026

	Note	2025	2026
		USD’000	USD’000
ASSETS
Non-current assets
Property, plant and equipment, net	4	136	186
Right-of-use assets	5	1,580	1,426
Other investments	6	1,000	5
Total non-current assets		2,716	1,617

Current assets
Inventories	7	7,281	6,997
Trade and other receivables	8	10,406	12,025
Amounts due from related parties	9	235	1,341
Income tax recoverable		67	91
Cash and cash equivalents	10	7,703	5,141
Total current assets		25,692	25,595

Total assets		28,408	27,212

LIABILITIES AND EQUITY

Non-current liabilities
Lease liabilities	11	1,299	1,055
		1,299	1,055
Current liabilities
Trade and other payables	12	5,393	7,667
Amount due to directors	13	3	3
Amount due to shareholders	14	52	—
Amount due to related parties	15	125	—
Lease liabilities	11	382	487
Income tax payable		3,080	3,346
Total current liabilities		9,035	11,503
Total liabilities		10,334	12,558

Capital and reserves
Share capital	16	13,848	13,848
Merger reserve	17	(5,913)	(5,913)
Translation reserve	18	(180)	(260)
Retained earning		10,303	6,962
Total BrilliA Inc. shareholders’ equity		18,058	14,637

Non-controlling interests		16	17
Total shareholders’ equity		18,074	14,654

Total liabilities and equity		28,408	27,212

The accompanying notes are an integral part of these consolidated financial statements.

BRILLIA INC AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
OR LOSS FOR THE FINANCIAL YEARS ENDED MARCH 31, 2024, 2025 AND 2026

	Note	March 31, 2024	March 31, 2025	March 31, 2026
		USD’000	USD’000	USD’000
Revenue	19
- Third parties		55,964	63,733	48,988
- Related parties		—	658	—
Cost of materials		(30,728)	(35,527)	(26,112)
Contract manufacturers charges		(16,596)	(18,433)	(15,892)
Gross profit		8,640	10,431	6,984
Other income	20	120	180	301
Depreciation of property, plant and equipment		(36)	(47)	(52)
Depreciation of right-of-use assets		(163)	(412)	(417)
Employee benefit expense	21	(2,295)	(3,373)	(3,693)
Other expenses	22	(2,032)	(3,040)	(2,994)
Finance costs	23	(9)	(116)	(93)
Net (loss)/reversal on impairment of financial assets		(236)	(4)	227
Profit before income taxes		3,989	3,619	263
Income tax expenses	24	(705)	(800)	(278)
Profit/(Loss) for the financial period		3,284	2,819	(15)

Other comprehensive income/(loss)

(Loss)/Gain on foreign currency translation		(97)	(36)	(80)
Other comprehensive (loss)/income, net of tax		(97)	(36)	(80)
Total comprehensive income/(loss) for the period		3,187	2,783	(95)

Profit/(Loss) attributable to:
Owners of the parent		3,281	2,815	(17)
Non-controlling interest		3	4	2
		3,284	2,819	(15)

Total comprehensive income/(loss) attributable to:
Owners of the parent		3,184	2,779	(96)
Non-controlling interest		3	4	1
		3,187	2,783	(95)

Weighted average number of ordinary shares
basic and diluted	25	22,500,000	23,342,466	25,000,000
Earnings/(loss) per share attributable to ordinary shareholders
basic and diluted	25	0.15	0.12	(0.01)

The accompanying notes are an integral part of these consolidated financial statements.

BRILLIA INC AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE FINANCIAL YEARS ENDED MARCH 31, 2024, 2025 AND 2026

	Class A Number of outstanding shares	Class B Number of outstanding shares	Share capital	Merger reserve	Translation reserve	Retained earnings	Total BrilliA Inc. Shareholders’ equity	Non- controlling interests	Total Shareholders’ equity
			USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Balance at April 1, 2023	22,500,000	5,625,000	6,661	(5,913)	(47)	7,358	8,059	9	8,068
Other comprehensive income	—	—	—	—	(97)	—	(97)	—	(97)
Net profit for the year	—	—	—	—	—	3,281	3,281	3	3,284
Dividend paid	—	—	—	—	—	(3,151)	(3,151)	—	(3,151)
Balance at March 31, 2024	22,500,000	5,625,000	6,661	(5,913)	(144)	7,488	8,092	12	8,104
Other comprehensive income	—	—	—	—	(36)	—	(36)	—	(36)
Net profit for the year	—	—	—	—	—	2,815	2,815	4	2,819
Issuance of new shares	2,500,000	—	10,000	—	—	—	10,000	—	10,000
Share issued expenses	—	—	(2,813)	—	—	—	(2,813)	—	(2,813)
Balance at March 31, 2025	25,000,000	5,625,000	13,848	(5,913)	(180)	10,303	18,058	16	18,074
Other comprehensive income	—	—	—	—	(80)	—	(80)	—	(80)
Net loss for the year	—	—	—	—	—	(16)	(16)	1	(15)
Dividend paid	—	—	—	—	—	(3,325)	(3,325)	—	(3,325)
Balance at March 31, 2026	25,000,000	5,625,000	13,848	(5,913)	(260)	6,962	14,637	17	14,654

The accompanying notes are an integral part of these consolidated financial statements.

BRILLIA INC AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE FINANCIAL YEARS ENDED MARCH 31, 2024, 2025 AND 2026

	March 31, 2024	March 31, 2025	March 31, 2026
	USD’000	USD’000	USD’000
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income taxes	3,989	3,619	263

Adjustments to reconcile net profit to net cash used in operating activities:
Depreciation of property, plant and equipment	36	47	52
Depreciation of right-of-use assets	163	412	417
Gain on other investments	—	—	(45)
Finance cost	9	116	93
Interest income	(106)	(185)	(191)
Net loss/(gain) on impairment of financial assets	236	4	(227)
Operating cashflow before changes in working capital	4,327	4,013	362

Changes in operating assets and liabilities:
Deferred offering cost	(837)	837	—
Inventories	(1,362)	(187)	284
Trade and other receivables	(4,811)	1,793	(1,392)
Trade and other payables	3,381	(11,293)	2,274
Amounts due from/(to) related parties	(356)	350	(1,231)
Income tax paid	(198)	(33)	(36)
Net cash (used in)/provided by operating activities	144	(4,520)	261

CASH FLOWS FROM INVESTING ACTIVITIES
Additions of right-of-use assets	—	—	(8)
Other investments	—	(1,000)	1,040
Interest income	106	185	191
Purchase of plant and equipment	(57)	(72)	(94)
Net cash (used in)/provided by investing activities	49	(887)	1,129

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of shares - net	—	7,187	—
Advances from directors	—	3	—
Advances/(Repayments) to shareholders	612	(5)	(52)
Dividends paid	(3,151)	—	(3,325)
Net repayments of lease liabilities	(202)	(361)	(390)
Interest paid	(9)	(116)	(93)
Net cash provided by/(used in) financing activities	(2,750)	6,708	(3,860)

Net increase/(decrease) in cash and cash equivalents	(2,557)	1,301	(2,470)
Effects of exchange rate changes on cash and cash equivalents	(106)	18	(92)
Cash and bank balances at beginning of year	9,047	6,384	7,703
Cash and bank balances at end of year	6,384	7,703	5,141

The accompanying notes are an integral part of these consolidated financial statements.

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1	GENERAL INFORMATION

BrilliA Inc (the “Company”) was incorporated in the Cayman Islands on July 14, 2023 with registered office at WB Corporate Services (Cayman) Ltd., of P.O. Box 2775, 71 Fort Street, 3rd Floor, George Town, Grand Cayman KY1-1111, Cayman Islands while principal executive office of the Company at 51 Cuppage Road Unit 06-18, Singapore 229469.

The Company conducts its primary operations through its directly and indirectly held owned subsidiaries, namely 1.) Bra Pro Limited (“Bra Pro”), a company that is incorporated in the British Virgin Islands, which is principally engaged in engaged in sales and marketing of lingerie’s products, and 2.) PT Mirae Asia Pasifik (“MAP”), incorporated in Indonesia, which is principally engaged in fulfilling the execution of lingerie apparel product orders and offering design conception solutions related to these orders. The Company holds MAP via its wholly owned subsidiary BrilliA Holdings (Singapore) Pte. Ltd. (“BrilliA Singapore”), a company that is incorporated and domiciled in Singapore, which, as of the date of the report, is dormant

On June 11, 2025, the Company has incorporated a wholly-owned subsidiary, Bra Pro Private Limited, a private company limited by shares, which is incorporated in the Republic of Singapore, as of the date of the report, is dormant.

The group structure which represents the operating subsidiaries as of the reporting date is as follow:

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

1	GENERAL INFORMATION (cont.)

Details of the Company and its subsidiaries (collectively, the “Group”) are shown in the table below:

Percentage of effective ownership
Name	Date of incorporation	Mar 31, 2026	Mar 31, 2025	Place of incorporation	Principal activities
		%	%
Held by the Company

Bra Pro Limited	December 14, 2011	99	99	British Virgin Islands	Sales and marketing of lingerie’s products
BrilliA Holdings (Singapore) Pte. Ltd.	December 5, 2023	100	100	Singapore	Investment holding

Bra Pro Private Limited	June 11, 2025	100	—	Singapore	Wholesale trade of a variety of goods

Held through BrilliA Holdings (Singapore) Pte. Ltd.

PT Mirae Asia Pasifik	December 8, 2015	99	99	Republic of Indonesia	Design, procurement & production management, and logistics management in ladies’ intimates supply chain solution services

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

2	GENERAL PRINCIPLES FOR THE PREPARATION OF THE FINANCIAL STATEMENTS

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

The Group is in the process of making an assessment of what the impact of these developments is expected to be in the period of initial application. So far it has concluded the adoption of them is unlikely to have a material impact on the consolidated financial statements.

RECENTLY ADOPTED STANDARDS

The adoption of these standards did not have any material effect on the financial statements of the Group. New and revised IFRSs that are adopted and are effective for the annual accounting periods beginning on or after April 1, 2025

●	Amendments to IAS 21 — Lack of Exchangeability

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

FUNCTIONAL AND PRESENTATION CURRENCY

Functional and presentation currency

The individual financial statements of each entity within the Group are measured and presented in the currency of the primary economic environment in which the entity operates (its functional currency). The consolidated financial statements of the Group and the statements of financial positions of the Group are presented in United States Dollar (‘USD”), which is the presentation currency for the consolidated financial statements.

Transactions and balances

Transactions in a currency other than the functional currency (“foreign currency”) are translated into the functional currency using the exchange rates at the dates of the transactions. Currency exchange differences resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the closing rates at the balance sheet date are recognized in profit or loss.

Monetary items include primarily financial assets (other than equity investments), contract assets and financial liabilities.

Non-monetary items measured at fair value in foreign currencies are translated using the exchange rates at the date when the fair values are determined.

Translation of Group entities’ financial statements

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities are translated at the closing exchange rates at the reporting date;

(ii)	income and expenses are translated at average exchange rates (unless the average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated using the exchange rates at the dates of the transactions); and

(iii)	all resulting currency translation differences are recognized in other comprehensive income and accumulated in the currency translation reserve. These currency translation differences are reclassified to profit or loss on disposal or partial disposal with loss of control of the foreign operation.

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

Management is of the opinion that there are no instances of application of judgement expected to have a significant effect on the amounts recognized in the financial statements, except for the areas as below.

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

Depreciation is charged to allocate the cost of assets, over their estimated useful lives, using the straight-line method, on the following bases:

Computer equipment	4 years straight line
Motor Vehicles	8 years straight line
Furniture and Fittings	4 years straight line
Machinery and equipment	8 years straight line

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

Services for order management solution

The Company recognizes revenue from delivery of its in-house management solutions for the ladies’ intimates supply chain to customers over time as the performance obligations are satiffied. The company acts as an appointed agent, providing management services from order allocation to CMTP (cut, manufacturing, trimming, and packing) contract manufacturers, logistics arrangements for export of the finished goods to the specified location as instructed by the customer. As the customer simultaneously receives and consumes the benefits of the Company’s management services as they rendered, revenue is recognized over time of the underlying services. Service fees are determined as an agreed percentage of the exported value of the goods on an order-by-order basis.

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Service for samples preparation

The company recognizes revenue from the preparation of ladies’ intimates samples in accordance with customers’ specifications. Revenue from sample preparation is recognized when control of goods or services is transferred to the customers at an amount that reflects the consideration to which the company expects to be entitled in exchange.

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

4	PROPERTY, PLANT AND EQUIPMENT

	Computer equipment	Motor Vehicle	Furniture and Fittings	Machinery and Equipment	Total
	USD’000	USD’000	USD’000	USD’000	USD’000
Cost

As of 1 April 2024	95	106	37	62	300
Additions	10	—	21	41	72
Transfer	—	22	—	—	22
Exchange differences	(4)	(4)	(2)	(3)	(13)
As of 31 March 2025	101	124	56	100	381
Additions	—	—	78	16	94
Exchange differences	—	(2)	(1)	(2)	(5)
As of 31 March 2026	101	122	133	114	470

Accumulated depreciation

As of 1 April 2024	(70)	(84)	(20)	(28)	(202)
Depreciation charged	(12)	(16)	(9)	(10)	(47)
Transfer	—	(7)	—	—	(7)
Exchange differences	3	5	5	(2)	11
As of 31 March 2025	(79)	(102)	(24)	(40)	(245)
Depreciation charged	(10)	(10)	(20)	(12)	(52)
Exchange differences	8	4	(4)	5	6
As of 31 March 2026	(81)	(108)	(48)	(47)	(284)

Carrying amount

As of 31 March 2025	22	22	32	60	136
As of 31 March 2026	20	14	85	67	186

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

5	RIGHT-OF-USE ASSETS

	Motor Vehicle	Office premise	Total
	USD’000	USD’000	USD’000
Cost

As of 1 April 2024	24	—	24
Additions	—	1,979	1,979
Derecognition upon expiry of lease tenure	(22)	—	(22)
Exchange differences	(2)	—	(2)
As of 31 March 2025	—	1,979	1,979
Additions	24	262	286
Exchange differences	—	(40)	(40)
As of 31 March 2026	24	2,201	2,225

Accumulated depreciation

As of 1 April 2024	(7)	—	(7)
Depreciation charge	—	(412)	(412)
Transfer	7	—	7
Exchange differences	—	13	13
As of 31 March 2025	—	(399)	(399)
Depreciation charge	(2)	(415)	(417)
Exchange differences	—	17	17
As of 31 March 2026	(2)	(797)	(799)

Carrying amount

As of 31 March 2025	—	1,580	1,580
As of 31 March 2026	22	1,404	1,426

The right-of-use assets represent lease agreements entered into by the Company for the use of motor vehicle and office premises. Lease agreements for rent of office premises are entered into with Salim Podiono, who is the shareholder and Commissioner of the Company. The principal depreciation period are as follows:

Office premises (Note 26)	over the lease period of 5 years
Motor vehicle	over the lease period of 2 years

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

6	OTHER INVESTMENTS

	As of 31 March 2025	As of 31 March 2026
	USD’000	USD’000
Investment in financial assets measure at FVTPL	1,000	5

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

During the financial year ended March 31, 2026, the Company substantially liquidated its investment portfolio and withdrew cash totaling USD 1,040,000 from brokerage account, recognizing a gain of USD 45,000 in the consolidated statements of profit or loss and other comprehensive income.

Sensitivity analysis of other investments

In the previous financial year, a changes of 5% in market price of the other investments, assuming all other variables constant, at the end of the reporting period would result in the (loss)/profit net of tax of the company to be higher/(lower) by USD 50,000, arising as a result of higher/(lower) fair value gains on other investments classified at fair value through profit or loss.

7	INVENTORIES

	As of 31 March 2025	As of 31 March 2026
	USD’000	USD’000
Raw materials	3,167	4,525
Work-in-progress	1,571	713
Finished goods	2,543	1,759
	7,281	6,997

The cost of inventories recognized as expenses and included in “cost of material” and “sub-contractor charges”, line items in profit or loss. Contract manufacturers charges are the costs to produce ladies’ undergarments based on CMTP (Cutting, Manufacturing, Trimming and Packaging) term with pre-determined rate. Cost of material charged to profit or loss for the financial period March 31, 2024, 2025 and 2026 was USD 30,728,000, USD 35,527,000 and USD 26,112,000 respectively. Contract manufacturers charges recognized in profit or loss for the financial year March 31, 2024, 2025 and 2026 was USD 16,596,000, USD 18,433,000 and USD 15,892,000 respectively.

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

8	TRADE AND OTHER RECEIVABLES

	Note	As of 31 March 2025	As of 31 March 2026
		USD’000	USD’000
Trade receivables – third parties	(a)	7,833	6,296
Less: Impairment losses		(283)	(56)
		7,550	6,240

Other receivables – third parties	(b)	26	215
Deposits – third parties		209	343
Prepayments – third parties	(c)	252	788
Advances to contract manufacturers – third parties		2,369	4,439
		2,856	5,785

Total trade and other receivables		10,406	12,025

Movement in the above impairment losses:

Beginning balances		279	283
Charge /(reversal) for the financial year		4	(227)
Ending balance		283	56

(a)	Trade receivables are non-interest bearing and the normal credit terms granted by the Company is 30 to 90 days (2025: 30 to 90 days). They are recognized at their original invoice amounts, which represent their fair values on initial recognition.

(b)	Other receivables from third parties consist mainly of advances to contract manufacturers. The Company expected to be offset with contract manufacturers charges in the next 12 months.

(c)	Prepayments from third parties consist mainly of the subscription of Enterprise Resource Planning (ERP) system and prepaid insurances.

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

8	TRADE AND OTHER RECEIVABLES (cont.)

(d)	The ageing analysis of trade receivables of the Company are as follows:

	Expected credit loss rate (%)	Gross	Impairment loss	Net
		USD’000	USD’000	USD’000
At 31 March 2025
Current	4.73%	5,389	(255)	5,134
> 30 days past due	—%	1,079	-	1,079
> 60 days past due	0.58%	859	(5)	854
> 90 days past due	4.55%	506	(23)	483
Total	3.61%	7,833	(283)	7,550

	Expected credit loss rate (%)	Gross	Impairment loss	Net
		USD’000	USD’000	USD’000
At 31 March 2026
Current	1.00%	5,390	(54)	5,336
> 30 days past due	—%	185	—	185
> 60 days past due	1.16%	173	(2)	171
> 90 days past due	—%	548	—	548
Total	0.89%	6,296	(56)	6,240

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

Information of financial risks of the trade and other receivables were disclosed in Note 28 to the financial statements.

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

9	AMOUNTS DUE FROM/(TO) RELATED PARTIES

Amounts due from/(to) related parties represent unsecured advances, which are non-interest bearing and repayable within the next twelve (12) months.

As at end of reporting period, management considers the ECL for amounts due from related parties is insignificant. Information of financial risks of the amounts due from/(to) related parties were disclosed in Note 28 to the financial statements.

10	CASH AND CASH EQUIVALENTS

	As of 31 March 2025	As of 31 March 2026
	USD’000	USD’000
Cash and bank balances	1,606	5,141
Fixed deposits	6,097	—
	7,703	5,141

The above balances that are not denominated in the functional currency are as follows:

	As of 31 March 2025	As of 31 March 2026
	USD’000	USD’000
Hong Kong Dollar	82	1
Indonesia Rupiah	44	55
Euro	98	296
Singapore Dollar	18	36

As at end of reporting period, management considers the ECL for cash and cash equivalents is insignificant. Information of financial risks of the cash and cash equivalents were disclosed in Note 28 to the financial statements.

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

11	LEASE LIABILITIES

	As of 31 March 2025	As of 31 March 2026
	USD’000	USD’000
Maturity analysis
Year 1	473	564
Year 2	473	650
Year 3	473	466
Year 4	473	—
Less: Future interest expense	(211)	(138)
	1,681	1,542
Analyzed as:
Current	382	487
Non-current	1,299	1,055
	1,681	1,542

The Company leases office premises for the purpose of its operations for management and leases a motor vehicle for lease terms of 5 years (March 31, 2025: 5 years) and 2 years (March 31, 2025: Nil) respectively.

There is no extension options for lease of office premise. The Company will renegotiate with the landlord upon expiration of the rental agreement.

The movements of lease liabilities during the financial period are as follows:

	As of 31 March 2025	As of 31 March 2026
	USD’000	USD’000
As at 1 April	—	1,681
Interest charged for the year	116	93
Additions	2,043	278
Exchange differences	(1)	(27)
Payments of:
- Principal	(361)	(390)
- Interest expense	(116)	(93)
As at 31 March	1,681	1,542

The Company determines the lease term of a lease as the non-cancellable period of the lease. Any differences in expectations from the original estimates would impact the carrying amounts of the lease liabilities of the Company. The lease payments are discounted using the annual incremental borrowing rates of the Company ranging from 4.54% to 6.25% (March 31, 2025: 6.25% to 10.40%).

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

11	LEASE LIABILITIES (cont.)

Expenses relating to leases of low-value assets and short-term leases (included in other expenses) are as follows:

	March 31, 2024	March 31, 2025	March 31, 2026
	USD’000	USD’000	USD’000

Rental expenses on:
Equipment	2	2	2
Premises	200	58	50
Total	202	60	52

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have lease terms of 12 months or less and leases of low value leases. Lease payments relating to these leases are expensed to statements of income on a straight-line basis over the lease term.

12	TRADE AND OTHER PAYABLES

	As of 31 March 2025	As of 31 March 2026
	USD’000	USD’000
Trade payables – third parties	3,290	5,826
Other payables – third parties	506	664
Other tax payable	46	47
VAT payable	148	87
Accruals	1,403	1,043
Total trade and other payables	5,393	7,667

Trade payables are non-interest bearing and the normal credit terms granted to the Company ranged from 30 to 60 days (March 31, 2025: 30 to 60 days) from the date of invoice.

Other payables consist of payable to a third party and advance payments. Both account balance are expected to be paid or satisfy the performance within the next 12 months and interest free.

Accruals consist mainly of accrued commission charged, accrued service fees and provisions for staff severance.

Information of financial risks of the trade and other payables were disclosed in Note 28 to the financial statements.

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

13	AMOUNT DUE TO DIRECTORS

Amount due to directors represents unsecured advances, which are non-interest bearing and repayable within the next twelve (12) months.

Information of financial risks of the amounts due to directors were disclosed in Note 28 to the financial statements.

14	AMOUNT DUE TO SHAREHOLDERS

Amount due to shareholders represents unsecured advances, which are non-interest bearing and repayable within the next twelve (12) months.

Information of financial risks of the amounts due to shareholders were disclosed in Note 28 to the financial statements.

15	AMOUNT DUE TO RELATED PARTIES

Amount due to related parties represents unsecured advances, which are non-interest bearing and repayable within the next twelve (12) months.

Information of financial risks of the amounts due to related parties were disclosed in Note 28 to the financial statements.

16	EQUITY

(a)	Ordinary shares

The Company’s authorized share capital is US$50,000 divided into 1,000,000,000 shares, comprising 900,000,000 Class A Shares, par value US$0.00005 per share, and 100,000,000 Class B Shares, par value US$0.00005 per share. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting rights. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the shareholders. Each Class A Ordinary Share is entitled to one vote on all matters subject to vote at general meetings of our Company, and each Class B Ordinary Share is entitled to 20 votes on all matters subject to vote at general meetings of our Company.

As of the financial year ended March 31, 2026, the Company has 25,000,000 Class A Ordinary Shares and 5,625,000 Class B Ordinary Shares remain issued and outstanding. Class A Ordinary Shares with a par value of US$0.00005 and entitle to one (1) vote per share. Class B Ordinary Shares with a par value of US$0.00005 and entitled to twenty (20) votes per share.

(b)	Warrants

The warrants issued in connection with the closing of the IPO of 2,500,000 Class A Ordinary Shares at USD 4.00 per share on November 29, 2024 and listing on the NYSE, the Company had issued to Alliance Global Partners, the lead managing underwriter for IPO, to purchase a total of 125,000 Class A Ordinary Shares (“Representative’s Warrants”) which is equal to five percent (5%) of the transaction share amounts. The Representative’s Warrants are exercisable at any time and from time to time from and after the 180th day from the effective date of the registration statement (“Form F-1”) through and including the five (5) year anniversary of the date of effectiveness of the Form F-1 at a price equal to 130% or USD5.20 of the public offering price of the Class A Ordinary Shares, may be exercised immediately on a cashless basis. In no event will the Company be required to net cash settle any warrant.

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

16	EQUITY (cont.)

In accordance with IFRS 2 Share-based Payment, the warrants were determined to be equity classified at the issuance date on November 29, 2024 and not subject to periodic remeasurement. We value the warrants using the Binomial option pricing model at a value of $307,737. The assumptions used in determining the fair value of the warrants were as follows:

November 29, 2024

Expected term in years	5 years
Share price	$3.94
Exercise price	$5.20
Risk-free interest rate	4.45%
Annual expected volatility	81.00%
Dividend yield	0.00%

Activity related to the warrants for the years ended March 31, 2025 and 2026 were as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years
Outstanding, March 31, 2024	—	$—
Granted	125,000	$5.20
Forfeited	—	$—
Exercised	—	$—
Expired	—	$—
Outstanding, March 31, 2025	125,000	$5.20
Granted	—	$—
Forfeited	—	$—
Exercised	—	$—
Expired	—	$—
Outstanding, March 31, 2026	125,000	$5.20
Exercisable, March 31, 2025	—	$—	4.67
Exercisable, March 31, 2026	125,000	$5.20	3.67

The warrants are exercisable after 180 days after effective of registration statement.

The Company determined that the fair value of the warrant-specific component of the underwriting services could not be estimated reliably because the warrants formed part of a bundled underwriting compensation arrangement. Accordingly, the Company measured the services indirectly by reference to the fair value of the warrants at the November 29, 2024 service completion date. The aggregate fair value of USD 307,737 was recognized as a deduction from equity as a share issuance cost, with a corresponding credit to the IFRS 2 warrant reserve within equity. The related debit is included in the USD 2.813 million share issuance expenses presented in the consolidated statement of changes in equity. Both entries were recognized within equity and therefore had no net effect on total equity. No share-based payment expense was recognized in profit or loss, and the warrants were not subsequently remeasured

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

17	MERGER RESERVE

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

18	TRANSLATION RESERVE

The translation reserve comprises all foreign exchange differences arising from the translation of the consolidated financial statements of foreign operations whose functional currency is different from that of the Group’s presentation currency and is non-distributable.

19	REVENUE

	March 31, 2024	March 31, 2025	March 31, 2026
	USD’000	USD’000	USD’000

Recognized at point in time:
Sales of goods	55,531	64,067	48,827

Recognized over time:
Rendering of services	224	294	147
Service for sample preparation	16	30	14
Services for order management solution	193	—	—
	55,964	64,391	48,988

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

19	REVENUE (cont.)

Sales of goods by product:

	For Financial Year Ended
	March 31, 2024		March 31, 2025		March 31, 2026
	USD’000	% of sales of goods	USD’000	% of sales of goods	USD’000	% of sales of goods
Brassiere	51,140	92.09	54,801	85.54	36,868	75.51
Top	-	-	2,661	4.15	2,287	4.68
Panty	775	1.40	1,271	1.98	3,565	7.30
Bodysuit	2,967	5.34	1,730	2.70	1,497	3.07
Swimsuit	211	0.38	2,697	4.21	1,707	3.50
Dress	307	0.55	39	0.06	49	0.10
Others	131	0.24	868	1.35	2,854	5.85
	55,531	100.00	64,067	100.00	48,827	100.00

Sales of goods and services by geographical locations:

	For Financial Year Ended
	March 31, 2024		March 31, 2025		March 31, 2026
	USD’000	% of revenue	USD’000	% of revenue	USD’000	% of revenue
North America	44,659	79.80	55,421	86.07	40,355	82.38
European	8,905	15.91	5,740	8.91	4,785	9.77
Asia Pacific	2,070	3.70	2,983	4.63	3,530	7.21
Latin America	163	0.29	91	0.14	131	0.26
Middle East	96	0.17	41	0.06	39	0.08
Others	71	0.13	115	0.18	148	0.30
	55,964	100.00	64,391	100.00	48,988	100.00

20	OTHER INCOME

	March 31, 2024	March 31, 2025	March 31, 2026
	USD’000	USD’000	USD’000

Bank interest income	106	185	191
Gain on other investments	—	—	45
Samples (loss)/income	14	(5)	65
	120	180	301

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

21	EMPLOYEE BENEFIT EXPENSES

	March 31, 2024	March 31, 2025	March 31, 2026
	USD’000	USD’000	USD’000

Salary, wages and bonus	1,991	2,996	3,291
Allowance	173	241	236
Severance	100	105	122
Others	31	31	44
	2,295	3,373	3,693

22	OTHER EXPENSES

Included within other expenses are the following expenses:

	March 31, 2024	March 31, 2025	March 31, 2026
	USD’000	USD’000	USD’000

Bank charge	41	49	56
Bank interest	378	384	238
Catering fee	96	111	114
Courier	190	202	122
Entertainment	34	207	106
Exchange rate	(30)	69	3
Expat licensing fees	4	4	4
Freight export	4	20	22
General and admin	58	43	28
Insurance	131	131	146
Lab fee	28	32	46
Lab test	18	14	13
License fee	24	93	90
Motor vehicle	18	20	17
Other expenses	80	208	153
Other tax expense	2	35	7
Other tax expense (for commission)	359	376	457
Professional fee	58	364	793
Rental - copier	2	2	2
Rental - office and apartment	200	58	50
Repair and maintenance	32	28	19
Service fee	81	40	—
Stamp duty	—	—	1
Stationery	7	8	6
Transportation	22	19	25
Travelling	150	476	431
Utilities	45	47	45
	2,032	3,040	2,994

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

23	FINANCE COSTS

	March 31, 2024	March 31, 2025	March 31, 2026
	USD’000	USD’000	USD’000

Interest expense on:
- hire purchase	—	—	1
- lease liabilities	9	116	92
	9	116	93

24	INCOME TAX EXPENSES

	March 31, 2024	March 31, 2025	March 31, 2026
	USD’000	USD’000	USD’000

Current tax expense based on profit for the financial year	705	800	278

Tax expense is calculated at the rate prevailing in the respective jurisdictions of the Company’s operations.

The numerical reconciliations between the tax expense and the product of accounting profit multiplied by the applicable tax rates of the Company are as follows:

	March 31, 2024	March 31, 2025	March 31, 2026
	USD’000	USD’000	USD’000

Profit before income taxes	3,989	3,619	263
Tax at statutory tax rate	671	733	43
Tax effects in respect of :
- Non-deductible expenses	34	67	235
	705	800	278

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

25	EARNINGS/(LOSS) PER SHARE

(a)	Basic

Basic earnings/(loss) per ordinary share for the financial year ended are calculated by dividing earnings/(loss) for the financial year attributable to equity holders of the parent by the weighted average number of ordinary shares outstanding during the financial year.

	For the financial year end
	March 31, 2024	March 31, 2025	March 31, 2026
	USD	USD	USD
Profit/(Loss) for the financial year attributable to the owners of the Company	3,281,352	2,815,261	(15,501)
Weighted average number of ordinary shares in issue	22,500,000	23,342,466	25,000,000
Basic earnings/(loss) per ordinary share	0.15	0.12	(0.01)

(b)	Diluted

Diluted earnings (loss) per ordinary share for the financial year is calculated by dividing the earnings/(loss) for the financial year attributable to equity holders of the parent by the weighted average number of ordinary shares outstanding during the financial year adjusted for the effects of dilutive potential ordinary shares.

For the year ended March 31, 2026, the outstanding warrants were excluded from the calculation of diluted loss per share because their inclusion would have been anti-dilutive due to the Company’s net loss. For the year ended March 31, 2025, the outstanding warrants were excluded from the calculation of diluted earnings per share because the average market price of the Company’s common stock was below the exercise price of the warrants.

26	RELATED PARTY TRANSACTIONS

Nature of relationships with related parties:

Name	Relationship with the Company
PT Star Alliance Intimates	Mr. Kendrew Hartanto has a 39.11% shareholding in the company.
SCP International	Mr. Koh Wah Seng Philip is a Director (appointed from December 21, 2022) and has a 82% shareholding in the company.
LGK Hong Kong Ltd.	Mr. Shim Siang Fan is a director and has a 100% shareholding in the company.
PT FGX Indonesia	Mr. Nursalim Podiono has a 99.9% shareholding in the company.
PT Sinar Klaten Makmur	Mr. Nursalim Podiono has a 99.36% shareholding in the company.
PT Diana Mode Indonesia	A company where Mr. Salim Podiono and Mr. Nursalim Podiono are both directors and each have a 25% shareholding in the company
PT Diana Retail Indonesia	Mr. Halim Podiono, a sibling of Salim Podiono has a 95% shareholding in the company
PT Gunung Mas International	Mr. Taslim Podiono, a sibling of Salim Podiono and Nursalim Podiono, has a 55% shareholding in the company
Lejaby Maison De Creation	Mr. Salim Podiono has 100% shareholding in the company.
Mr. Salim Podiono	Chairman of the board of directors, and controlling shareholder of the Company
Mr. Nursalim Podiono	Shareholder of 9.4% of the issued Class A Shares in the Company
Mr. Shim Siang Fan	Shareholder of 14.2 % of the issued Class A Shares in the Company

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

26	RELATED PARTY TRANSACTIONS (cont.)

Related party transactions:

The related parties had transactions for the financial year ended March 31, 2024, 2025 and 2026 consist of the following:

			For the financial year end
Name	Nature	Description	March 31, 2024	March 31, 2025	March 31, 2026
			USD’000	USD’000	USD’000
PT Star Alliance Intimates(a)	Trade	CMT charges and related direct costs	4,506	5,268	4,976
Mr. Salim Podiono	Trade	Rental expense and service charge	371	476	461
Lejaby Maison De Creation	Trade	Sales of goods	-	99	1,034
PT Diana Retail Indonesia	Trade	Sales of goods	-	565	237
PT Gunung Mas International	Non-trade	License fee	24	-	-
PT Diana Mode Indonesia	Non-trade	License fee	-	93	90

The balances with related parties as at March 31, 2025 and 2026 are as follows:

	Nature of transactions	As of March 31, 2025	As of March 31, 2026
		USD’000	USD’000
Amounts due from related parties
Lejaby Maison De Creation	Trade	-	577
PT Star Alliance Intimates	Trade	235	764

Trade Receivables
PT Diana Retail Indonesia	Trade	601	526

Amount due to related parties
LGK HongKong Ltd	Trade	125	-

Amount due to shareholder
Shim Siang Fan	Non-trade	52	-

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

26	RELATED PARTY TRANSACTIONS (cont.)

Compensation of key management personnel

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, including any Director (whether executive or otherwise) of the Company.

The remuneration of the Directors of the Company during the financial year were as follows:

The remuneration of the Directors and Commissioner of the Company during the financial year were as follows:

	For the financial year end
	March 31, 2024	March 31, 2025	March 31, 2026
	USD’000	USD’000	USD’000

Salary and wages	198	642	534
Directors’ fees	-	269	105
Allowance	38	5	6
	236	916	645

27	FINANCIAL INSTRUMENTS

Categories of financial instruments

The following table sets out the financial instruments as at the end of the reporting period:

	As of March 31, 2025	As of March 31, 2026
	USD’000	USD’000
Financial assets

Financial assets at fair value through profit or loss
Other investments	1,000	5

Financial assets at amortized cost
Trade and other receivables, net prepayment	10,154	11,236
Amounts due from related parties	235	1,341
Cash and cash equivalents	7,703	5,141
	18,092	17,718
Financial liabilities

Financial liabilities at amortized cost
Trade and other payables	4,804	6,963
Amount due to related parties	125	—
Amount due to directors	3	3
Amount due to shareholders	52	—
Lease liabilities	1,681	1,542
	6,665	8,508

(a)	Methods and assumptions used to estimate fair value

The carrying amounts of financial assets and financial liabilities, such as trade and other receivables, amounts due from related parties, trade and other payables, amount due to directors and amount due to shareholders are reasonable approximation of fair value due to their short-term nature.

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

28	CAPITAL AND FINANCIAL RISK MANAGEMENT

Capital management

The capital structure of the Company mainly comprises share capital and retained earnings. The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios to support its business and meet obligations when they fall due.

The Company manages its capital structure and makes adjustments in light of changes in economic conditions. The management considers the cost of capital and the risk associated with each class of capital. The Company may adjust dividend payments to shareholders, return capital to shareholders, or issue new shares. No changes were made to the objectives, policies, or processes during the financial years ending March 31, 2025, and 2026.

The Company is not subject to any other externally imposed capital requirements.

As of date of this report, the management has reviewed and concluded that there are no material uncertainties related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern.

(c)	Financial risk management

The financial risk management objective of the Company is to optimize value creation for shareholders whilst minimizing the potential adverse impact arising from liquidity and cash flow risk, interest rate risk, credit risk and foreign currency risk.

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

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

28	CAPITAL AND FINANCIAL RISK MANAGEMENT (cont.)

Concentrations

As at March 31, 2026, approximately 48.87% (March 31, 2025: 70.0%) of the Group’s trade receivable arose from 2 customers (March 31, 2025: 2 customers). In order to minimize the credit risk, the management has delegated a team responsible for determination of credit limits and credit approvals. Our accounts receivable is short term in nature and the associated risk is minimal. The Group conduct credit evaluations on our clients and generally do not require collateral or other security from such clients. The Group periodically evaluate the creditworthiness of the existing clients in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

Concentration of Revenue by Customers

For the financial year ended March 31, 2026, the Company have 2 customers (March 31, 2024 and 2025: 3 and 2 customers respectively) accounted for 67.6% (March 31, 2024 and 2025: 82.2% and 79.7% respectively) of our total revenue. No other customer accounts for more than 10% of our revenue for the financial years ended March 31, 2024, 2025 and 2026.

The following table sets forth a summary of single customers whom represent 10% or more of the Group’s total revenue:

	For the years ended March 31
	2024	2025	2026	2024	2025	2026
	Revenues			Percentage of revenues
	USD’000	USD’000	USD’000%		%	%
Customer A	25,199	33,858	23,418	45.0	53.1	47.8
Customer B	13,453	16,711	9,066	24.0	26.2	18.5
Customer C	7,352	N/A*	N/A*	13.2	N/A*	N/A*
Others	9,970	13,164	16,504	17.8	20.7	33.7
Total	55,964	63,733	48,988	100.00	100.00	100.00

*	Revenue from relevant customer was less than 10% of the Group’s total revenue for the respective year

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

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

28	CAPITAL AND FINANCIAL RISK MANAGEMENT (cont.)

The Company’s current credit risk grading framework comprises the following categories.

Category	Description	Basis of recognizing ECL
Low risk	The counterparty has a low risk of default and does not have any past-due amounts.	12-month ECL
Doubtful	There have been significant increases in credit risk since initial recognition through information developed internally or external resources.	Lifetime ECL – not credit-impaired
In default	There is evidence indicating the asset is credit-impaired.	Lifetime ECL – credit-impaired
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Company has no realistic prospect of recovery.	Amount is written off

Impairment for trade receivables that do not contain a significant financing component are recognized based on the simplified approach within IFRS 9 using the lifetime expected credit losses.

The table below details the credit quality of the Company’s financial assets as well as maximum exposure to credit risk by credit risk rating grades:

Financial assets at amortized cost	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount
		USD’000	USD’000	USD’000
As of March 31, 2025
Trade receivables	Lifetime ECL	7,833	(283)	7,550
Other receivables	12-month ECL	26	—	26
Amounts due from related parties	12-month ECL	235	—	235
		8,094	(283)	7,811

Financial assets at amortized cost	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount
		USD’000	USD’000	USD’000
As of March 31, 2026
Trade receivables	Lifetime ECL	6,296	(56)	6,240
Other receivables	12-month ECL	215	—	215
Amounts due from related parties	12-month ECL	1,341	—	1,341
		7,852	(56)	7,796

At the end of the reporting period, the maximum exposure to credit risk of the Company is represented by the carrying amount of each class of financial assets recognized in the statements of financial position.

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

28	CAPITAL AND FINANCIAL RISK MANAGEMENT (cont.)

(ii)	Liquidity risk management

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

	On demand or within 1 year	Over 1 year	Total undiscounted cash flow	Total carrying amount
	USD’000	USD’000	USD’000	USD’000
As of March 31, 2025
Trade and other payables	5,393	—	5,393	5,393
Amount due to directors	3	—	3	3
Amount due to shareholders	52	—	52	52
Amount due to related parties	125	—	125	125
Lease liabilities	473	1,419	1,892	1,681

	On demand or within 1 year	Over 1 year	Total undiscounted cash flow	Total carrying amount
	USD’000	USD’000	USD’000	USD’000
As of March 31, 2026
Trade and other payables	7,667	—	7,667	7,667
Amount due to directors	3	—	3	3
Lease liabilities	564	1,116	1,680	1,542

(iii)	Foreign currency risk management

The Company also transacts business in foreign currencies other than its functional currencies, as further disclosed below, and is therefore exposed to foreign exchange risk.

The currency exposure of financial assets and financial liabilities denominated in currencies other than the Company’s functional and reporting currencies are as follows:

	As of March 31, 2025	As of March 31, 2026
	USD’000	USD’000
Euro	98	296
Hong Kong Dollar	82	1
Singapore Dollar	18	36

The following table details the sensitivity to a 5% increase and decrease in the related foreign currencies against the functional currency with all the other variables held constant. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the year end for a 5% change in foreign currency rates.

	As of March 31, 2025	As of March 31, 2026
	USD’000	USD’000
Euro	5	9.8
Hong Kong Dollar	4	*
Singapore Dollar	1	1.8

*	denotes figure less than USD1,000

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

29	RECONCILIATIONS OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

	Amount due to shareholders	Amount due to Directors	Lease liabilities
	USD’000	USD’000	USD’000
As of April 1, 2024	57	—	—
Additions	—	—	2,043
Exchange differences	—	—	(1)
Interest expense	—	—	116
Advances from/(Repayment to)	(5)	3	(477)
Net changes from financing cash flows	(5)	3	(361)
As of March 31, 2025	52	3	1,681
Additions	—	—	278
Exchange differences	—	—	(27)
Interest expense	—	—	93
Advances from/(Repayment to)	(52)	—	(483)
Net changes from financing cash flows	(52)	—	(390)
AS of March 31, 2026	—	3	1,542

30	OPERTAING SEGMENT

An operating segment is a component of an entity that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses relating to transactions with other components of the same entity whose operating results are reported to the Company’s chief operating decision maker (“CODM”) for the purpose of resource allocation and performance assessment. The Group’s CODM is the Chief Executive Officer, who reviews the Group’s performance on a consolidated basis. The CODM uses revenue as the primary measure of performance and allocating resources.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. The Company operates in a single business segment which is the business of providing management services for ladies’ intimates supply chain solution services. No operating segments have been aggregated to form the reportable operating segment.

Please refer to Note 19 Revenue for the disclosure of operating segments.

31	EVENTS SUBSEQUENT TO THE REPORTING PERIOD

The Company evaluated all events and transactions that occurred after March 31, 2026 up through July 31, 2026, which is the date that these consolidated financial statements are available for distribution. Other than the event disclosed below:

Subsequent to March 31, 2026, the Company entered into a share acquisition agreement, together with related option agreements, to acquire a controlling interest in Neubodi Holdings Sdn. Bhd. for cash consideration. Completion of the acquisition remains pending, subject to the satisfaction of conditions precedent. The consideration is not material relative to the scale of the Company’s operations.